As filed with the Securities and Exchange Commission on April 18, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWPAGE HOLDING CORPORATION

(Exact name of registrant as specified in Its charter)

Delaware	2621	05-0616158
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Courthouse Plaza, NE Dayton, Ohio 45463 (877) 855-7243	Matthew L. Jesch Chief Financial Officer
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	Douglas K. Cooper General Counsel Courthouse Plaza, NE Dayton, Ohio 45463 (877) 855-7243 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stuart D. Freedman, Esq. Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Ph: (212) 906-1200 Fax: (212) 751-4864

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of the proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $.01 per share	—	—	$300,000,000	$32,100

(1)	Includes shares of common stock issuable upon exercise of an over-allotment option granted to the underwriters.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 18, 2006.

                         Shares

NewPage Holding Corporation

Common Stock

This is an initial public offering of shares of common stock of NewPage Holding Corporation.

NewPage Holding Corporation is offering                  shares in this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $             per share. NewPage Holding Corporation intends to apply to list the common stock on the New York Stock Exchange under the symbol “NWP”.

See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to NewPage Holding Corporation	$	$

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from NewPage Holding Corporation at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

Goldman, Sachs & Co. Sole Bookrunning Lead Manager	UBS Investment Bank Joint Lead Manager

Prospectus dated                      , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the “Risk Factors” section and the financial statements.

In this prospectus, unless otherwise noted or the context otherwise requires, the terms “we,” “our,” “ours,” “us” and “Company” refer collectively to NewPage Holding Corporation, or NewPage Holding, and its consolidated subsidiaries and the printing and writing papers business of MeadWestvaco Corporation, or MeadWestvaco, which was acquired by NewPage Holding on May 2, 2005 (but was deemed to have been completed on April 30, 2005) (which we refer to as the “Acquisition”). In this prospectus, we sometimes refer to NewPage Corporation, which is the direct wholly-owned subsidiary of NewPage Holding. Unless otherwise indicated, references to fiscal years made in this prospectus refer to the fiscal year ended December 31st of the applicable year.

Except where we state otherwise, the information we present in this prospectus assumes no exercise by the underwriters of the option granted by us to purchase additional shares in this offering, and has been adjusted to reflect a             -for-             split of the common stock to occur prior to the closing of this offering.

Our Company

We are the largest coated paper manufacturer in North America, based on production capacity. We operate four integrated pulp and paper mills in Kentucky, Maine, Maryland and Michigan which, together with our distribution centers, are strategically located near attractive end-use markets, such as New York, Chicago and Atlanta. Our mills have a total annual production capacity of approximately 2.2 million short tons of coated paper and approximately 200,000 short tons of market pulp.

Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. We have long-standing relationships with many leading publishers, commercial printers, specialty retail merchandisers and paper merchants. Our key customers include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley, in commercial printing; Williams-Sonoma, in specialty retailing; and xpedx and Unisource Worldwide, which are paper merchants.

Since mid-2004, coated paper pricing in the U.S. has strengthened. Our weighted average coated paper prices rose from $797 per ton in 2004 to $872 per ton in 2005, an increase of 9%. During the first quarter of 2006, we announced a further $50 per ton price increase on most coated paper grades. We realized a portion of the increase in the first quarter of 2006 and expect to realize an additional portion in the second quarter of 2006. As a result, our weighted average coated paper prices rose further to approximately $887 per ton during the first quarter of 2006. RISI projects that U.S. prices for grade No. 3 coated paper, 60 lb. weight, an industry benchmark for coated paper pricing, will rise to $930 per ton in the fourth quarter of 2006 and to $1,000 per ton by 2010.

For the year ended December 31, 2005, we generated pro forma net sales, pro forma EBITDA and pro forma net income (loss) of $             billion, $             million and ($             million), respectively.

For a discussion of how we calculate pro forma net sales, pro forma EBITDA and pro forma net income, see “Summary Historical and Pro Forma Combined Financial Data.”

Recent Developments

In January 2006, Rumford Falls Power Company, our indirect wholly-owned subsidiary, entered into a definitive agreement with Brascan Power Inc. to sell two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine, for $144 million. The sale is expected to be consummated in the second quarter of 2006. On April 3, 2006, but effective as of April 1, 2006, we consummated the sale of our carbonless paper business to PH. Glatfelter Company for $80 million, subject to adjustment.

Business Strengths

We believe that our core strengths include the following:

Largest North American manufacturer of coated paper products.    Based on RISI data, we are the largest coated paper manufacturer in North America based on production capacity and, during 2005, we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, we represented approximately 22% of 2005 North American coated freesheet production capacity and approximately 14% of North American coated groundwood production capacity, according to RISI. We believe our leading market position enables us to provide a broad spectrum of products and the operational flexibility to adapt to our customers’ specific coated paper needs.

Well positioned to benefit from strengthening pricing environment driven by reduced capacity and improved coated paper industry operating rates.    We believe that we are well positioned to benefit from expected price increases in the coated paper industry. Since June 2004, North American coated paper prices have been increasing, in part due to increased demand and decreased supply. Supply has decreased due to a decrease in production capacity in both North America and in Europe, which was caused primarily by the closure of some less efficient coated paper mills. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and Euro exchange rates which have affected the volume of coated paper imports from those jurisdictions into the United States, and other inflationary factors. According to RISI, North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, which RISI projects will result in a net reduction of approximately 400,000 tons of capacity in 2006. Also, RISI projects that North American operating rates, defined by RISI as the ratio of shipments from producers in a particular region to capacity of producers in the same region, are expected to increase from 89% in 2005 to 93% in 2006 and are projected to be between 92% and 95% from 2007 to 2010. Assuming that demand remains stable or increases, we believe the decrease in production capacity and the resulting higher operating rates will enable us to reduce or avoid market downtime in 2006 and to participate in improving industry pricing.

Strong relationships with attractive customer base.    We have long-standing relationships with leading publishers, commercial printers, specialty retail merchandisers and paper merchants. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our ten largest coated paper customers, which accounted for approximately 54% of our 2005 coated paper segment net sales, average more than 20 years. From 2003 to 2005, the revenues contributed by our top ten coated paper customers increased by approximately 21%, from approximately $832 million to approximately $1.0 billion. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

Attractive cost position driven by low cost manufacturing facilities.    According to RlSl, during the fourth quarter of 2005, our coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant capital investments made in our mills over the last ten years. We have made capital expenditures of approximately $1.2 billion, including maintenance capital expenditures. In addition, since January 2002, we have meaningfully reduced costs by consolidating operations and focusing on operational efficiency. For example, since January 2002 we reduced our salaried headcount by 21% and our hourly headcount by 15%, shut down five of our paper machines and closed one paper mill. We believe these cost reductions, combined with our ability to generate a substantial portion of our energy needs, adjust our mix of externally and internally sourced energy and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow in the future.

Efficient and integrated supply chain.    Coated paper customers have become increasingly focused on supply chain efficiency, reducing costs and minimizing lead times. We believe our fully-implemented scalable integrated enterprise resource planning, or ERP, system provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

Experienced management team with proven track record.    Our senior management team averages approximately 18 years experience in the paper and forest products industry and our management team was instrumental in the integration of Mead and Westvaco and our transition to a stand-alone business. Since the Acquisition, our management team has improved our cost structure and generated meaningful cash flow, which has allowed us to pay down a significant amount of debt, which we believe will increase the earnings power of the business. Our Chairman and Chief Executive Officer, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper.

Business Strategy

The key elements of our strategy include the following:

Maintain core focus on coated paper business.    We believe our focus on coated paper provides us with a significant competitive advantage because we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Prior to the Acquisition, our business was managed and operated as part of a larger entity, the primary focus of which was not coated paper. As a stand-alone business, we have focused our resources primarily on increasing revenues and reducing costs in the coated paper business.

Improve productivity to further reduce costs.    Since January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins in our business.

Enhance product mix to improve margins, cash flow and earnings.    We continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products, through increased sales to our existing customers and to new customers, in particular printers, publishers and paper merchants. From 2003 to 2005, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling Ultra® brands of paper, which are higher-end grades of coated paper, by approximately 15%. We also seek to increase our margins by focusing on more profitable customer categories and expanding our relationships with these customers.

Enhance scale through opportunistic acquisitions and strategic partnerships.    In order to complement our organic growth prospects, we may also seek to opportunistically grow through acquisitions and strategic partnerships. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we will seek to continue to improve our absolute and relative cost position.

Our Industry

Demand Factors.    Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation generally tend to rise when gross domestic product, or GDP, in the United States is robust and typically decline in a sluggish economy. According to RISI, GDP in the United States is expected to grow at an average of 2.9% per annum through 2010. According to RISI, U.S. coated paper demand accounted for approximately 92% of North American demand in 2005.

Since 2002, North American coated paper demand has increased from approximately 11.5 million tons to approximately 12.6 million tons in 2005. U.S. GDP growth has contributed to an increase in the number of pages in advertising material and an increase in catalog circulation. According to RISI, North American coated paper demand is expected to rise by 1.9% in 2006, 1.1% in 2007 and 3.8% between 2008 and 2010.

Supply and Capacity.    North American coated paper supply is determined by both local coated paper production and imports from sources outside North America, principally from Europe and Asia. The volume of coated paper imports is a function of (1) worldwide supply of and demand for coated paper, (2) the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, (3) market prices in North America and other markets and (4) the cost of ocean-going freight.

According to RISI, North American production capacity for coated paper increased slightly from approximately 11.6 million tons in 2002 to approximately 11.8 million tons in 2005. According to RISI, North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, which RISI projects will result in a net reduction of approximately 400,000 tons of capacity in 2006. According to RISI, North American and U.S. demand exceeded supply in 2005 by 7% and 15%, respectively, and RISI projects that demand will continue to exceed supply through at least 2010. Imports have become a structural part of the North American coated paper marketplace. According to RISI, North American coated paper imports in 2005 were 20% of North American sales and are expected to remain between 20% and 22% of North American sales between 2006 and 2010.

According to RISI, the average operating rate for North American coated paper manufacturers rose from 85% in 2001 to 89% in 2005. According to RISI, the average operating rate is expected to increase to 93% in 2006 and remain between 92% and 95% through 2010 because of projected increases in North American demand, relatively small production capacity increases from 2007 to 2010 and lower growth in imports of coated paper.

Historical and Projected Pricing According to RISI.    U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight, fluctuated between $840 and $1,240 per ton. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, alongside a decrease in North American coated paper demand and an increase in coated paper imports. U.S. prices for grade No. 3 coated paper, 60 lb. weight, have increased from $740 per ton in June 2004 to approximately $887 per ton during the first quarter of 2006. RISI’s estimates for U.S. coated paper pricing for 2006 through 2010 are shown in the table below:

	2006	2007	2008	2009	2010
Price of U.S. coated paper (per ton)	$913	$944	$966	$1,035	$1,000

For a more detailed discussion of our industry, see “Industry Overview.”

Our History and Our Sponsor

We acquired the printing and writing papers business of MeadWestvaco on May 2, 2005. We were formed by Cerberus Capital Management L.P., or Cerberus, our equity sponsor, in connection with the Acquisition. For further information regarding the Acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition Transactions.”

Founded in 1992, Cerberus comprises one of the largest private investment firms in the world with in excess of $18 billion of capital under management. Cerberus invests in divestitures, turnarounds, recapitalizations, financial restructurings, public-to-privates and management buyouts in a variety of sectors. Some of Cerberus’ past investments in the wood products or manufacturing industries include: BlueLinx, formerly Georgia Pacific’s building products distribution division; Formica Corporation, a producer of decorative surfacing; and Peguform Group, a manufacturer of plastic parts for the automotive industry.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full)

Common stock to be beneficially held by Cerberus immediately after this offering	shares

Use of proceeds

We will receive net proceeds from the offering of approximately $             million (approximately $             million if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full).

We intend to use the net proceeds from the Offering Transactions, together with the proceeds from the Sale Transactions (as both terms are described below in this Summary), as follows:

•	to redeem in full the floating rate senior PIK Notes, or the PIK notes;

•	to refinance our existing senior secured credit facilities;

•	to redeem approximately $ million in aggregate principal amount of the floating rate senior secured notes due 2012 and to pay the premium due in connection with such redemption;

•	to redeem approximately $ million in aggregate principal amount of the 10% senior secured notes due 2012 and to pay the premium due in connection with such redemption;

•	to redeem approximately $ million in aggregate principal amount of the 12% senior subordinated notes due 2013 and to pay the premium due in connection with such redemption; and

•	to make a distribution of $ to our parent, which will be used to redeem a portion of the preferred percentage interests of the paper series of Maple Timber Acquisition LLC, our indirect parent.

See “Use of Proceeds.”

Dividend policy

After the completion of this offering, we intend to adopt a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our common stock at an annual rate initially equal to approximately     % of the initial offering price per share commencing in the          quarter of 2006. Future dividends will be subject to certain considerations discussed under “Risk Factors — Risks Related to the Offering — We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that limit our ability to pay dividends,” and “Dividend Policy.”

Proposed New York Stock Exchange symbol	“NWP”

Risk factors

For a discussion of risks relating to our company, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

All references in this prospectus to the “Acquisition Transactions” refer to:

•	the Acquisition,

•	the borrowings under NewPage Corporation’s existing senior secured credit facilities entered into in connection with the Acquisition and the application of the proceeds therefrom,

•	the issuance by NewPage Corporation of its floating rate senior secured notes due 2012, 10% senior secured notes due 2012 and 12% senior subordinated notes due 2013, which are collectively referred to as the “NewPage Notes,” and the application of the proceeds therefrom,

•	the consummation of a three-year basket option contract, or the “Basket Option Contract,” intended to help mitigate the adverse effects of a decline in North American coated paper prices and

•	the issuance by NewPage Holding of the PIK Notes and the application of the proceeds therefrom.

All references in this prospectus to the “Sale Transactions” refer to:

•	the consummation of the sale of our carbonless paper business and

•	the sale of our two hydroelectric facilities located on the Androscoggin River in Rumford, Maine.

All references in this prospectus to the “Offering Transactions” refer to:

•	the filing of our amended and restated charter and by-laws prior to the closing of this offering,

•	a -for- split of our common stock to occur prior to the closing of this offering,

•	the issuance of the common stock offered hereby,

•	the borrowing under our new senior secured credit facilities to be entered into simultaneously with the consummation of this offering and

•	the consummation of the transactions set forth under the column labeled “Uses” in the table set forth under “Use of Proceeds.”

The Acquisition Transactions, the Sale Transactions and the Offering Transactions are collectively referred to as the “Transactions.”

All references to our senior secured credit facilities, unless the context otherwise indicates, refers to our new term loan and revolving credit facility as in effect immediately following the consummation of the Offering Transactions.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes the sale of common stock in this offering at an assumed price to the public of $ per share, the midpoint of the range set forth on the cover page of this prospectus and

•	excludes the sale of up to shares of common stock which the underwriters have the option to purchase to cover over-allotments.

Summary Historical and Pro Forma Combined Financial Data

The following table sets forth historical combined financial data for the printing and writing papers business of MeadWestvaco, our predecessor, for the periods ended on and prior to April 30, 2005 and consolidated financial data for NewPage Holding and its subsidiaries for the eight months ended December 31, 2005. We have derived the historical consolidated financial data for the eight months ended December 31, 2005 from the audited consolidated financial statements of NewPage Holding and its subsidiaries included elsewhere in this prospectus. We have derived the historical combined financial data for the years ended as of December 31, 2003 and 2004 and for the four months ended April 30, 2005 from the audited combined financial statements of the printing and writing papers business of MeadWestvaco Corporation included elsewhere in this prospectus.

The pro forma income statement data set forth below gives pro forma effect to the Transactions as if they had occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet at December 31, 2005 gives effect to the Offering Transactions and the Sale Transactions as if they had occurred on December 31, 2005. The Acquisition Transactions were accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed. The pro forma data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. The pro forma data assumes that the common stock is offered at $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and our estimated expenses of the offering.

The following summary combined financial data should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information,” “Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor			Successor	Pro Forma
	Year Ended December 31,		Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Year Ended December 31, 2005(1)
	2003	2004
	(dollars in millions)			(dollars in millions)
Statement of Operations Data:
Net sales	$1,989	$2,176	$716	$1,564	$
Cost of sales	1,995	2,145	673	1,418
Selling, general and administrative expenses	136	129	39	79
Goodwill impairment	—	238	—	—
Interest expense	10	9	21	121
Other (income) expense, net	(7)	(6)	(2)	17

Income (loss) before income taxes	(145)	(339)	(15)	(71)
Income tax (benefit)	(51)	(38)	(7)	(4)

Net income (loss)	$(94)	$(301)	$(8)	$(67)	$

Basic weighted average number of common shares outstanding	100	100	100	100
Basic net income (loss) per share applicable to common stock	$(0.94)	$(3.01)	$(0.08)	$(0.67)	$
Diluted weighted average number of common shares outstanding	100	100	100	100
Diluted net income (loss) per share applicable to common stock	$(0.94)	$(3.01)	($0.08)	$(0.67)	$
Other Financial Data:
EBITDA(2)	$101	$(100)	$82	$149	$
Capital expenditures	78	88	17	67

	Predecessor		Combined Predecessor and Successor
	Year Ended December 31,		Year Ended December 31, 2005
	2003	2004
	(dollars in millions)		(dollars in millions)
Selected Operations Data:
Weighted average coated paper price per ton	$789	$797	$872
Coated paper volume sold (in thousands of short tons)	1,919	2,112	2,032

	Actual	Pro Forma
	As of December 31, 2005
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$1	$
Working capital(3)	366
Total assets	2,304
Total debt	1,685

(1)	The pro forma income statement data gives effect to the Transactions as if they had occurred on January 1, 2005.

(2)	EBITDA is defined as net loss before interest expense, income taxes, depreciation and amortization.

EBITDA is not a measure of our performance under GAAP, is not intended to represent net income (loss), as defined under GAAP, and should not be used as an alternative to net income (loss) as an indicator of performance. EBITDA is included in this prospectus because it is a primary component of certain covenants under our senior secured credit facilities and is a basis upon which our management assesses performance. For a more detailed discussion of the covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Debt and Other Obligations” and “Description of Certain Indebtedness.” In addition, our management believes

EBITDA is useful to investors because it and similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage.

The use of EBITDA instead of net income (loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business.

The following table presents a reconciliation of net loss to EBITDA:

	Predecessor			Successor	Pro Forma
	Year Ended December 31,		Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Year Ended December 31, 2005
	2003	2004
	(dollars in millions)			(dollars in millions)
Net loss	$(94)	$(301)	$(8)	$(67)	$
Income tax provision (benefit)	(51)	(38)	(7)	(4)
Interest expense	10	9	21	121
Depreciation & amortization	236	230	76	99

EBITDA	$101	$(100)	$82	$149	$

(3)	Working capital is defined as current assets net of current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below as well as the other information contained in this prospectus before buying shares of our common stock. If any of the following risks or uncertainties occurs, our business, financial conditions and operating results could be materially and adversely affected. As a result, the trading price of our common stock could decline and you may lose all or a part of the money you paid to buy our common stock.

Risks Relating to Our Business

We have a limited operating history as a separate company. Accordingly, our historical combined financial information may not be representative of our results as a separate company.

We operated as a division of MeadWestvaco prior to the Acquisition. Therefore, we have a limited operating history as a separate company. Our business strategy as an independent entity may not be successful on a long-term basis. We may not be able to grow our business as planned and may not remain a profitable business. In addition, the historical combined financial information included in this prospectus for periods prior to the Acquisition may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate independent entity pursuing our own strategies during the periods presented. Our limited operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and results of operations may differ materially from our expectations based on the historical and pro forma financial information contained in this prospectus.

Our cost structure following the Acquisition is not comparable to the cost structure that we experienced in prior periods and may not be comparable to the cost structure that we have estimated for purposes of the pro forma financial statements included in this prospectus. Our management has limited experience managing our business as a separate company with a significant amount of indebtedness. We cannot assure you that our cost structure in future periods will be consistent with our current expectations or will permit us to operate our business profitably.

We have limited ability to pass through increases in our costs. Increases in our costs or decreases in coated paper prices could adversely affect our business, financial condition or results of operations.

Our earnings are sensitive to price changes in coated paper. Fluctuations in pulp and paper prices (and coated paper prices in particular) historically have had a direct effect on our net income (loss) and EBITDA for several reasons:

•	Market prices for pulp and coated paper products are a function of supply and demand, factors over which we have limited control. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, have fluctuated since 2000 from a high of $950 per ton to a low of $705 per ton. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs.

•	Market prices for pulp and paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price. Thus, even though our costs may increase, our customers may not accept price increases for our products, or the prices for our products may decline.

•	The manufacturing of coated paper is highly capital-intensive and a large portion of our and our competitors’ operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

Therefore, our ability to achieve acceptable margins is principally dependent on managing our cost structure and managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations.

The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated paper products tends to decline during a weak U.S. economy. Accordingly, general economic conditions may have a material adverse impact on the demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, currency fluctuations can have a significant impact on the supply of coated paper products in North America. If the U.S. dollar strengthens, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. An increased supply of paper available in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

The third-party industry projections contained in this prospectus may not be accurate and actual industry performance may differ significantly from that projected by third parties.

The industry projections we have included in this prospectus are based on independent third-party sources. These projections are inherently subject to significant business, economic and competitive uncertainties beyond our control and are necessarily speculative in nature. Actual industry results and trends will vary from the projections, and the variations will likely be material and are likely to increase over time. Consequently, the inclusion of third-party industry projections in this prospectus should not be regarded as a representation by us or any other person that the projected industry outcomes will actually be achieved. Moreover, we do not intend to update or otherwise revise the third-party industry projections to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Furthermore, our business and results of operations may deviate from industry trends, and any such deviation could be material. You are cautioned not to place undue reliance on this information.

The markets in which we operate are highly competitive.

Our business is highly competitive. Competition is based largely on price. We compete with numerous North American paper manufacturers. We also face competition from foreign producers, some of which are lower cost producers than we are or are subsidized by governments. Some of our competitors have advantages in one or more of the following: lower raw material and labor costs and fewer environmental and governmental regulations to comply with than we do.

Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors or ocean shipping rates decrease. If the U.S. dollar strengthens, if shipping rates decrease or if overseas supply exceeds demand, imports may increase, which, in turn, would cause the supply of coated paper products available in the North American market to increase. An increased supply of coated paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the following factors will affect our ability to compete:

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates and thus lower our average manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of chemicals, timber, energy and other raw materials and labor.

If we are unable to obtain raw materials, including petroleum-based chemicals, at favorable prices, or at all, it could adversely impact our business, financial condition and results of operations.

We have no timber holdings and purchase timber, chemicals and other raw materials from third parties. We may experience shortages of raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. The prices for many chemicals, especially petroleum-based chemicals, have been volatile and have increased over the last year. Our chemical costs for our coated paper segment increased from $154 per ton of paper produced for the year ended December 31, 2004 to $170 per ton of paper produced for the year ended December 31, 2005. Prices are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need at favorable prices, if at all. Certain specialty chemicals that we purchase are available only from a small number of suppliers. If one or any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all. Chemical suppliers may be adversely affected by, among other things, hurricanes and other natural disasters. In addition, timber prices are dictated largely by demand. Timber supply also sometimes is limited by fire, insect infestation, disease, ice and wind storms, floods or other weather conditions. Any disruption in the supply of chemicals, timber or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. As we have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

We seek to run our paper machines on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively affect our results of operations for the period in which we experience the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products, we have in the past and may in the future experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our total capital expenditures were $76 million in 2005, including $7 million for maintenance capital expenditures and $10 million for environmental capital expenditures related to our facilities. We expect to spend approximately $90 million on capital expenditures during 2006, including approximately $5 million for maintenance capital expenditures and approximately $16 million for environmental capital expenditures related to our facilities. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for the foreseeable future. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or as necessary to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

Rising energy or chemical prices and/or supply shortages could adversely affect our business, financial condition and results of operations.

Although a significant portion of our energy requirements is satisfied by steam produced as a byproduct of our manufacturing process, we purchase natural gas, coal and electricity to run our mills. Energy costs have increased substantially over the last several months and are expected to remain volatile for the foreseeable future. In addition, energy suppliers and chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of energy or chemicals available to us and we may not be able to obtain, or may incur delays with respect to obtaining, the energy or chemicals we need to operate our business at acceptable prices or at all. Any significant energy or chemical shortage or significant increase in our energy or chemical costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Factors that Affect our Operation Results — Cost of Sales.” Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased recently. If these fuel surcharges continue to increase significantly, they could have a material adverse effect on our business, financial condition and results of operations.

In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East, or weather events such as hurricanes, could result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in energy and/or chemical prices.

We depend on a small number of customers for a significant portion of our business.

Our largest customer, xpedx, a division of International Paper Company, accounted for 21% of our 2005 coated paper business segment net sales. Our ten largest customers (including xpedx) accounted for approximately 54% of our coated paper business segment net sales for the year ended December 31, 2005. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

Our Basket Option Contract may not protect us from decreases in our coated paper prices.

The value of the Basket Option Contract is not specific to changes in coated paper prices, but instead is tied to market prices for a mix of commodities and currencies. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million for the eight months ended December 31, 2005 as a result of accounting for this contract at fair value. Although the Basket Option Contract, during its three-year term, which expires on April 6, 2008, is intended to help mitigate the adverse effect of a decline in North American coated paper prices, we cannot assure you that it will do so adequately or that the historical level of correlation will continue during the three-year term of the Basket Option Contract. Accordingly, the Basket Option Contract may not protect us from risk of financial loss in certain circumstances, including but not limited to instances in which:

•	our sales or production are less than expected;

•	we are unable to increase our prices to offset any unhedged cost increases;

•	there is a weak actual correlation between the commodities and currencies that comprise the contract and future decreases in coated paper prices;

•	there is a failure of our counterparty to perform under the Basket Option Contract; or

•	a sudden, unexpected event materially affects commodity prices, currency rates or otherwise materially impacts our business.

Additionally, we may not be able to enter into additional hedging arrangements on a commercially reasonable basis, or at all, in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Basket Option Contract.”

Litigation could be costly and harmful to our business.

We are involved in various claims and lawsuits from time to time. For example, in 1998 and 1999, the Environmental Protection Agency, or EPA, issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill, which we acquired in connection with the Acquisition, alleging violation of the prevention of significant deterioration, or PSD, regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against the predecessor of MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain necessary PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. In 2001, the Court granted MeadWestvaco’s Motion for Partial Dismissal and dismissed the EPA’s claims for civil penalties under the major counts of the complaint. In October 2005, the parties made their closing arguments on the first phase of this case, and each has filed for summary judgment in its favor. The Court has not ruled on these motions. MeadWestvaco has agreed to indemnify us for substantially all of our liability under these claims to the extent reserves were not previously established or liability exceeds amounts that had been budgeted by MeadWestvaco in connection with these matters. However, in the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include the payment of monetary penalties and costs in connection with the installation of additional pollution control equipment. See “Business — Legal Proceedings.” In addition, we may be involved in various other claims and legal actions that arise in the ordinary course of business, including claims and legal actions related to environmental laws, rules and regulations. Any of these claims or legal actions could materially adversely affect our business, results of operations and financial condition.

Rising postal costs could weaken demand for our paper products.

A significant portion of paper is used in catalogs and other promotional mailings. Many of these materials are distributed through the mail. The January 2006 increase in the cost of postage, or future increases, could reduce the frequency of mailings, reduce the number of pages in advertising materials and/or cause advertisers to use alternate methods to distribute their advertising materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

The failure of Accenture to perform its obligations under, or the termination or expiration of, our information technology and human resources services agreements, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to monitor and control our operations effectively depends to a large extent on the proper functioning of our information technology and other business support systems. We have entered into an agreement with Accenture, under which Accenture provides a substantial portion of the information technology and human resources services necessary to support our operations. If Accenture fails to provide these services or does not do so in a satisfactory manner, it could have a material adverse effect on our business, financial condition and results of operations. If we materially breach any of our duties and/or obligations under the agreement and fail to cure such breach within 30 days, Accenture may immediately terminate the agreement. Upon any termination or expiration of our agreement with Accenture, we will need to either perform these functions internally or obtain such services from third parties. We may not be able to do so on a cost-effective basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2005, approximately 2,900 of our coated paper segment and corporate employees were represented by labor unions. As of December 31, 2005, we had nine collective bargaining agreements, of which one, covering approximately 130 employees, is up for renewal in August 2006. We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

We depend on third parties for certain transportation services.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services could cause a material adverse effect on our business, financial condition and results of operations.

We are subject to various environmental regulations that could impose substantial costs upon us and may adversely affect our operating performance.

Our business is subject to a wide range of Federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of landfills to handle that waste. While we believe, based upon current information, that we are currently in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines, penalties or criminal sanctions for any failure to comply. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former paper mills or other locations where we have disposed of, or arranged for the disposal of, wastes. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The Acquisition Transactions.” There can be no assurance that MeadWestvaco will perform under any of its environmental indemnity obligations, which could have a material adverse effect on our financial condition and results of operations. Furthermore, in connection with the sale of our carbonless paper business, we agreed to indemnify the purchaser for certain environmental liabilities. We also could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations, including due to human exposure to hazardous substances. Increasingly stringent environmental requirements, more aggressive enforcement actions or policies, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters. For a further discussion of environmental laws, rules and regulations that affect our business, see “Business — Environmental and Other Governmental Regulations.”

If we fail to achieve and maintain effective internal controls, it could have a material adverse effect on our business in the future.

Although we currently are not subject to the requirements of Section 404 of the Sarbanes-Oxley Act, we are in the process of documenting and testing our internal control procedures in order to enable us to satisfy these requirements on a stand-alone basis in the future. As part of MeadWestvaco, we operated using MeadWestvaco’s internal control procedures. As a stand-alone business, certain adjustments to our internal control procedures are required. This process may be time consuming or costly. If we fail to achieve and maintain an effective internal control environment, it could have a material adverse effect on our business.

Risks Relating to our Indebtedness

Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and adversely affect the price of our common stock. On a pro forma basis after giving effect to the Transactions, our earnings for the year ended December 31, 2005 would have been deficient to meet fixed charges.

We have substantial indebtedness. As of December 31, 2005, on a pro forma basis after giving effect to the Sale Transactions and the Offering Transactions, we would have had $             million of total indebtedness (excluding $             million in outstanding letters of credit). On a pro forma basis for the year ended December 31, 2005 after giving effect to the Transactions, our earnings would have been deficient to meet fixed charges by $             million.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may adversely affect the price of our common stock;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness, including our senior secured credit facilities and the NewPage Notes, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures and changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

•	our ability to refinance our indebtedness may be limited.

In addition, we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. If we are unable to make payments or refinance our debt or obtain new financing under these circumstances, we may have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.

Our senior secured credit facilities and the indentures governing the NewPage Notes may restrict, or market or business conditions may limit, our ability to use some of our options.

A substantial portion of our debt bears interest at variable rates. If market interest rates increase, it could adversely affect our cash flow.

As of December 31, 2005, on a pro forma basis after giving effect to the Sale Transactions and the Offering Transactions, $             million of our debt would have consisted of borrowings under our senior secured credit facilities and our floating rate senior secured notes due 2012. All of this debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. As of December 31, 2005, weighted average interest rates on borrowings under our senior secured credit facilities would have been             % and 10.50% on the floating rate senior secured notes due 2012. Each one-eighth percentage change in LIBOR would result in a $             million change in pro forma annual interest expense on the floating rate notes due 2012 (assuming the redemption of $             million in aggregate principal amount of the floating rate notes due 2012 in connection with the consummation of the Offering Transactions), a $             million change in pro forma annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $             million change in pro forma annual interest expense on the revolving loan. While we have entered into certain agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Our debt instruments, including the indentures governing the NewPage Notes and our senior secured credit facilities, impose significant operating and financial restrictions on us.

The indentures governing the NewPage Notes and our senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances;

•	transfer or sell certain assets or merge or consolidate with another entity;

•	engage in transactions with affiliates; and

•	engage in certain business activities.

In addition to the covenants listed above, our senior secured credit facilities require us to meet specified financial ratios and tests and restrict our ability to make capital expenditures. Any of these restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict corporate activities. See “Description of Certain Indebtedness.”

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the required financial covenants in our senior secured credit facilities, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we may not be able to repay them.

Despite our current indebtedness level, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

As of December 31, 2005, on a pro forma basis after giving effect to the Sale Transactions and Offering Transactions, we had $             million of total indebtedness, of which $             million was outstanding under our senior secured credit facilities (excluding $             million in outstanding letters of credit), and up to a maximum of $             million of additional availability thereunder. The terms of the indentures governing the NewPage Notes permit us to incur substantial additional indebtedness in the future. If we incur any additional indebtedness, the related risks that we now face could intensify. See “Description of Certain Indebtedness.”

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	changes in demand, supply or pricing in the coated paper industry;

•	general economic conditions, including raw material prices;

•	the activities of competitors;

•	our quarterly or annual earnings or those of other companies in our industry;

•	investor perceptions of us and the coated paper industry;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	future sales of the common stock; and

•	the other factors described under “Risk Factors.”

As a result of these factors, you may not be able to resell your shares at or above the initial offering price. In addition, the stock market experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Affiliates of Cerberus control us and may have conflicts of interest with other stockholders in the future.

Immediately after the offering, funds and accounts managed by Cerberus or its affiliated management companies, which we will refer to collectively as our controlling stockholder, will collectively own             % (            % if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full) of our common stock. As a result, our controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our controlling stockholder will also have sufficient voting power to amend our organizational documents. We cannot assure you that the interests of our controlling stockholder will coincide with the interests of other holders of our common stock. Additionally, our controlling stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our controlling stockholder may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our controlling stockholder continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Cerberus or its affiliated management companies will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation and bylaws contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions of the shares of the series; and

•	only permit special meetings to be called by our Chairman of the Board, the President, the Secretary or by order of the Board of Directors.

These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of the common stock. In addition, certain of our incentive plans may provide for vesting of stock options and/or payments to be made to employees in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, of which              shares will be held by our current stockholders. Prior to this offering, we and our current stockholders will have agreed with the underwriters to a “lock-up” period, meaning that such parties may not, subject to certain other exceptions, sell any of their existing shares of our common stock without the prior written consent of Goldman, Sachs & Co. and UBS Securities LLC until approximately 180 days after the date of this prospectus. In addition, all of our current stockholders will be subject to the Rule 144 holding period requirement described in “Shares Eligible for Future Sale.” When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the requirements of Rule 144. In addition, our controlling stockholder has substantial demand and incidental registration rights, as described in “Certain Relationships and Related Transactions — Registration Rights Agreement.” The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that limit our ability to pay dividends.

We currently intend to declare and pay dividends on our common stock. Our board of directors may, in its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in any given amount in the future or at all.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, we are a holding company that does not conduct any business operations of our own, and, therefore, we are dependent upon cash dividends and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ existing debt agreements and may be restricted by our or our subsidiaries’ future debt agreements. Under the credit agreement governing our senior secured credit facilities and indentures governing our notes, NewPage Corporation is generally restricted from making dividends or other distributions to us. See “Dividend Policy.”

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

In the event we do not pay cash dividends on our common stock in the amount currently intended as a result of these restrictions, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than the price for which you paid.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $             in pro forma adjusted net tangible book value per share, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire, based on the pro forma net tangible book value per share as of December 31, 2005 after giving effect to the Sale Transactions. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution if the underwriters’ over-allotment option is exercised and upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plan. On             , 2006, we granted              stock options to purchase our common stock at an average exercise price of $             per share. See “Dilution.”

MARKET SHARE, RANKING AND OTHER DATA

In this prospectus, we refer to information regarding market data obtained from internal sources and industry publications. Although we believe the third party market data is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Industry prices for coated paper provided in this prospectus are derived from Resource Information Systems, Inc., or RISI, data unless otherwise noted. North American data included in this prospectus that has been derived from RISI only includes data from the United States and Canada. U.S. industry pricing data included in this prospectus has been derived from RISI data; this data represents pricing from the eastern United States only (as defined by RISI). Also, any reference in industry statistics to grade No. 3 and grade No. 4 coated paper relates to 60 lb. weight and 50 lb. weight, respectively.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of Federal and state securities laws. Forward-looking statements may include the words “may,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

•	our substantial level of indebtedness;

•	changes in the supply and/or demand and/or prices for our products;

•	the activities of competitors;

•	changes in significant operating expenses, including raw material and energy costs;

•	changes in currency exchange rates;

•	changes in the availability of capital;

•	general economic and business conditions in the United States and elsewhere in the world;

•	changes in the regulatory environment, including requirements for enhanced environmental compliance;

•	our ability to operate as a stand-alone business; and

•	the other factors described herein under “Risk Factors.”

Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

USE OF PROCEEDS

We will receive net proceeds from the offering of approximately $             million (approximately $             million if the underwriters exercise their over-allotment option in full), assuming that the common stock is offered at $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and our estimated expenses of the offering. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

In connection with this offering, we intend to enter into a new $             million term loan senior secured credit facility and revolving senior secured credit facility. See “Description of Certain Indebtedness.”

The expected sources and uses of funds in connection with this offering are set forth in the table below.

Sources		Uses
(dollars in millions)
Common stock proceeds	$	Redemption of the PIK Notes	$
New term loan senior secured credit facility		Repayment of existing term loan senior secured credit facility
New revolving senior secured credit facility(1)		Repayment of existing revolving senior secured credit facility
Hydroelectric generating facility sale proceeds		Partial redemption of floating rate senior secured notes due 2012(2)
Carbonless paper business sale proceeds		Partial redemption of 10% senior secured notes due 2012(3)
Partial redemption of 12% senior subordinated notes due 2013(4)
Partial redemption of Preferred Percentage Interests of the paper series of Maple Timber Acquisition LLC(5)
Estimated fees and expenses

Total sources	$	Total uses	$

(1)	Represents the amount expected to be drawn at the closing of this offering. This amount does not include approximately $ million of additional borrowings that would be available under the revolving senior secured credit facility.
(2)	Consists of the repayment of approximately $ million in aggregate principal amount and the redemption premium and accrued interest thereon.
(3)	Consists of the repayment of approximately $ million in aggregate principal amount and the redemption premium and accrued interest thereon.
(4)	Consists of the repayment of approximately $ million in aggregate principal amount and the redemption premium and accrued interest thereon.
(5)	To be effected through a redemption of shares of common stock owned by our parent entities.

Pending use for the purposes set forth above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

As of December 31, 2005:

•	the interest rate on the term loan senior secured credit facility was 7.56% per annum with a maturity date of May 1, 2011;

•	the interest rate on the revolving senior secured credit facility was 6.82% per annum with a maturity date of May 1, 2010;

•	the interest rate on the floating rate senior secured notes was 10.50% per annum with a maturity date of May 1, 2012;

•	the interest rate on the senior secured notes due 2012 was 10% per annum with a maturity date of May 1, 2012;

•	the interest rate on the PIK Notes was 11.45% per annum with a maturity date of November 1, 2013; and

•	the interest rate on the senior subordinated notes due 2013 was 12% per annum with a maturity date of May 1, 2013.

As further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” proceeds from the above described indebtedness were used to partially finance the Acquisition.

Goldman, Sachs & Co. and UBS Securities LLC, underwriters of this offering, currently own a total of $             million in aggregate principal amount of the PIK Notes, all of which are being repaid with the proceeds of this offering.

DIVIDEND POLICY

We have not paid dividends in the past on our common stock. Upon the completion of this offering, we currently intend to adopt a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our common stock at an annual rate initially equal to approximately             % of the initial offering price per share commencing in the              quarter of 2006 unless our board of directors in its sole discretion determines otherwise. Although we expect our board of directors to continue to declare quarterly dividends at such rate for the foreseeable future, our board of directors may at any time modify or revoke our dividend policy on our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ existing debt agreements and may be restricted by our or our subsidiaries’ future debt agreements.

The indentures relating to the NewPage Notes limit distributions by NewPage Corporation to us, which, in turn, may limit our ability to pay dividends to holders of common stock. Subject to certain limited exceptions described in the indentures, the indentures permit us to pay dividends only if: (i) no event of default exists under any of the indentures relating to the NewPage Notes, (ii) NewPage Corporation would be permitted to incur at least $1.00 of additional indebtedness under the consolidated coverage ratio tests contained in such indentures and (iii) the aggregate amount of restricted payments made by NewPage Corporation since May 2, 2005 is less than the sum of: (A) 50% of the cumulative consolidated net income of NewPage Corporation, (B) proceeds received from the issuance, sale, conversion or exchange of any securities by NewPage Corporation and (C) certain other amounts as set forth in the indentures. In addition, our senior secured credit facilities will contain restrictions on the ability of NewPage Corporation to make distributions to us. See “Description of Certain Indebtedness.”

Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors but in no event will be less than the aggregate par value of our issued stock. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Our board of directors will seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents and capitalization as of December 31, 2005 on an actual basis and pro forma as adjusted to give effect to the Sale Transactions and the Offering Transactions. For additional information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources” and “Description of Certain Indebtedness.” This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data and Other Pro Forma Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005
	Actual		Pro Forma
	(dollars in millions)
Cash and cash equivalents	$1			$(5)

Long-term debt, including current portion:
Existing revolving senior secured credit facility	$46	(1)
New revolving senior secured credit facility				(6)
Existing term loan senior secured credit facility	748
New term loan senior secured credit facility
NewPage Corporation Notes:
Floating rate senior secured notes due 2012	225
10% senior secured notes due 2012	346	(2)
12% senior subordinated notes due 2013	198	(3)
NewPage Holding PIK notes	122	(4)

Total long-term debt, including current portion	1,685
Stockholder’s equity:
Preferred stock: actual: no shares authorized and no shares issued and outstanding; as adjusted: shares authorized and no shares issued and outstanding	—
Common stock, $0.01 par value: actual: 100 shares authorized and shares issued and outstanding; as adjusted: shares authorized and shares issued and outstanding	—			(5)
Additional paid-in capital	289
Accumulated other comprehensive income	5
Accumulated deficit	(67)

Total stockholders’ equity	227			(5)

Total capitalization	$1,912			(5)

(1)	Excludes $24 million of outstanding letters of credit.
(2)	Reflects the issue price of our $350 million in aggregate principal amount of 10% senior secured notes due 2012.
(3)	Reflects the issue price of our $200 million in aggregate principal amount of 12% senior subordinated notes due 2013.
(4)	Reflects the fair market value for purchase accounting purposes of our $132 million in aggregate principal amount of the PIK Notes plus accrued interest paid-in-kind of $2 million.
(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amounts representing cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, $ million, $ million and $ million, respectively, assuming no exercise of the underwriters’ over-allotment option and no other change to the use of proceeds or the number of shares offered by us as set forth on the cover page of this prospectus.
(6)	Represents the amount expected to be drawn at the closing of this offering. This amount does not include approximately $ million of availability under our revolving senior secured credit facility. See “Description of Certain Indebtedness.”

DILUTION

Our pro forma net tangible book value as of December 31, 2005 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities after giving effect to the Sale Transactions but not the Offering Transactions, divided by the total number of shares of common stock outstanding.

After giving effect to the sale of              shares of common stock offered in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, and the other Offering Transactions, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2005, would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders who will hold shares after this offering and an immediate dilution of $             per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to the new investors:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of December 31, 2005, giving effect to the Sale Transactions but not the Offering Transactions	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma adjusted net tangible book value by $             million, the pro forma adjusted net tangible book value after this offering by $             per share and the dilution to new investors in this offering by $             per share, assuming no exercise of the underwriters’ over-allotment option and no other change to the number of shares offered by us as set forth in the cover page of this prospectus.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma adjusted net tangible book value per share after this offering would be $             per share, the increase in pro forma net tangible book value to existing stockholders who will hold shares after this offering would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table summarizes, on an adjusted basis as of December 31, 2005, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by the new investors, based on the assumed initial public offering price of $             per share, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by new investors by $             million, the total consideration paid by all stockholders by $             million and the average price per share paid by all stockholders by $             per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the number of shares held by new investors will increase to              shares, or             % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA AND

OTHER PRO FORMA INFORMATION

The unaudited pro forma consolidated statement of operations set forth below gives effect to the Transactions as if they had occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet as of December 31, 2005 gives effect to the Sale Transactions and the Offering Transactions as if they occurred on December 31, 2005. The unaudited pro forma consolidated financial data and other pro forma information are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such date and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

The Acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed.

The unaudited pro forma consolidated financial data and other pro forma information is presented for informational purposes only and should be read in conjunction with “Use of Proceeds,” “Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements including the notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005

	December 31, 2005	Sale Adjustments	Offering Adjustments	Pro Forma NewPage Holding Corporation
	(dollars in millions)
ASSETS
Cash and cash equivalents	$1	$	$	$
Accounts receivable, net	233
Inventories	437
Other current assets	22

Total current assets	693

Property, plant and equipment, net	1,414
Intangibles and other assets	197

TOTAL ASSETS	$2,304	$	$	$

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$184	$	$	$
Accrued expenses	135
Current maturities of long term debt	8

Total current liabilities	327

Long-term debt	1,677
Other long-term obligations	57
Deferred income taxes	16

Commitments and contingencies

STOCKHOLDER’S EQUITY
Preferred stock: actual: no shares authorized and no shares issued and outstanding; as adjusted: shares authorized and no shares issued and outstanding	—
Common stock, $0.01 par value: actual: 100 shares authorized and shares issued and outstanding; as adjusted: shares authorized and shares issued and outstanding	—
Additional paid-in capital	289
Accumulated deficit	(67)
Accumulated other comprehensive income	5

Total stockholder’s equity	227

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$2,304	$	$	$

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Printing and Writing Papers Group for the Four Months Ended April 30, 2005	NewPage Holding Corporation for the Eight Months Ended December 31, 2005	Acquisition Adjustments		Sale Adjustments		Offering Adjustments		Pro Forma NewPage Holding Corporation
	(dollars in millions)
Net sales	$716	$1,564	$—		$			$—	$
Cost of sales	673	1,418	(12	)(1)(2)				—
Selling, general and administrative expenses	39	79	(5	)(2)(3)				—
Interest expense	21	121	31	(4)
Other (income) expense, net	(2)	17	—					—

Income (loss) before income taxes	(15)	(71)	(14)
Income tax (benefit)	(7)	(4)	(4	)(5)

Net income (loss)	$(8)	$(67)	$(10)			$—	$		$

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in millions)

(1)	Reflects the reduction of $8 of historical depreciation and amortization from cost of sales associated with the reduced carrying value of plant and equipment and other assets based on the allocation of the Acquisition purchase price. Additionally, there was an increase in remaining useful lives of plant and equipment, which on a weighted average basis changed from approximately 6.2 years to 9.6 years.

(2)	Reflects the adjustment of historical costs and expenses of $5 to reflect the transfer of pension assets and liabilities from the MeadWestvaco plan. The pension adjustments reflect the ownership of certain pension assets and liabilities after the Acquisition. Prior to the Acquisition, pension and postretirement expense for the printing and writing papers business has been determined on a multi-employer plan basis, with MeadWestvaco allocating only pension service cost to their operating units. The interest cost on the projected benefit obligation ($4) and return on pension assets ($8) at the corporate level were not so allocated. The net adjustment of $4 is primarily a result of the net credit recorded from the acquired overfunded pension plan for hourly employees. The remainder of the adjustment ($1) is to reflect the addition of a defined contribution plan for salaried employees in connection with the Acquisition ($3) and the elimination of the historical pre-acquisition defined benefit plan for salaried employees ($4). Of the adjustment, $4 relates to cost of sales and $1 relates to selling, general and administrative expenses.

(3)	Reflects the addition of stand-alone costs that have been contractually incurred for periods subsequent to the Acquisition under the transition services agreement with MeadWestvaco or other contractual arrangements and the elimination of corresponding historical costs previously allocated to us by MeadWestvaco that are no longer incurred by the successor company. Our stand-alone costs as a separate company are less than the amounts that were allocated to us by MeadWestvaco primarily as a result of our smaller corporate organization combined with a closer alignment of our corporate functions to our manufacturing operations, which are located only in the United States. For allocated costs where we did not have a replacement contractual arrangement at the date of the Acquisition, we did not make any adjustment to the historical amounts. Having transitioned all services from MeadWestvaco, we do not expect that our actual selling, general and administrative costs will vary materially from the amount disclosed in the pro forma financial statements. A summary follows:

	Four Months Ended April 30, 2005
	Stand-alone Costs	MeadWestvaco Allocation
Research and development	$2	$(3)
Information technology	2	(3)
Human resources	1	(2)
Purchasing and logistics	1	(2)
Other corporate and shared services	4	(4)

	$10	$(14)

Net decrease in selling, general and administrative costs		$(4)

(4)	Reflects the reduction of interest on historical industrial revenue bonds and pollution control revenue bonds that were defeased by MeadWestvaco at the consummation of the Acquisition and the recording of (i) interest expense resulting from the pro forma capital structure, and (ii) the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Four Months Ended April 30, 2005
Pro forma interest expense(a)	$49
Elimination of historical interest expense	(21)
Amortization of deferred financing fees(b)	3

Total increase in interest expense	$31

(a)	Represents pro forma interest expense calculated using interest rates in effect as of May 2, 2005 of (i) 5.17% on the $157 pro forma outstanding balance on the revolving senior secured credit facility, (ii) 6.17% on the $750 term loan senior secured credit facility, (iii) 9.42% on the $225 floating rate senior secured notes due 2012, (iv) 10% on the $350 senior secured notes due 2012, (v) 12% on the $200 in aggregate principal amount of 2013 senior subordinated notes and (vi) 10.38% on the $125 in aggregate principal amount of the floating rate PIK notes. Each one-eighth of one percent change in LIBOR would result in (i) a $0.4 change in the annual interest expense on the revolving senior secured credit facility, assuming the entire revolving loan were drawn, (ii) a $0.9 change in the annual interest expense on the term loan senior secured facility, (iii) a $0.3 change in the annual interest expense on the floating rate senior secured notes due 2012 and (iv) a $156 change in the annual interest expense on the floating rate PIK notes.

(b)	Deferred financing fees are amortized over the life of the various debt instruments.

(5)	To reflect the tax effect of the pro forma adjustments. Assumes the income tax rate was 38%. Federal tax was estimated at 35% and state tax at 3%, net of Federal tax benefit.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth selected historical combined financial data for our predecessor for the periods ended on and prior to April 30, 2005 and for us for the eight months ended December 31, 2005. We have derived the historical consolidated financial data as of December 31, 2005 and for the eight months ended December 31, 2005 from the audited consolidated financial statements of NewPage Holding Corporation and subsidiaries included elsewhere in this prospectus. We have derived the historical combined financial data as of December 31, 2002, 2003 and 2004 and for the four months ended April 30, 2005 from the audited combined financial statements of the printing and writing paper business of MeadWestvaco included elsewhere in this prospectus. We have derived the historical combined data as of October 31, 2001 and for the fiscal year then ended, the historical combined data as of December 31, 2001 and for the period from November 1, 2001 to December 31, 2001 and the historical combined data as of December 31, 2002 and for the fiscal year then ended from the unaudited combined financial statements of Westvaco Corporation, which are not included in this prospectus. Prior to the merger of Mead Corporation and Westvaco Corporation on January 29, 2002, the fiscal year end of Westvaco Corporation was October 31. During 2002, Westvaco Corporation changed its fiscal year end to December 31.

The information set forth below should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor						Successor
	Fiscal year Ended October 31, 2001(1)	Period from November 1, 2001 to December 31, 2001(1)	Year Ended December 31,			Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005
			2002(2)	2003	2004
	(dollars in millions)						(dollars in millions)
Statements of Operations Data:
Net sales	$719	$101	$1,961	$1,989	$2,176	$716	$1,564
Cost of sales	689	101	1,993	1,995	2,145	673	1,418
Selling, general and administrative expenses .	47	7	133	136	129	39	79
Goodwill and asset impairment	—	—	12	—	238	—	—
Interest expense	3	1	8	10	9	21	121
Other (income) expenses, net	1	1	(11)	(7)	(6)	(2)	17

Income (loss) before income taxes	(21)	(9)	(174)	(145)	(339)	(15)	(71)
Income taxes (benefit)	(8)	(4)	(72)	(51)	(38)	(7)	(4)

Net income (loss)	$(13)	$(5)	$(102)	$(94)	$(301)	$(8)	$(67)

Basic weighted average number of common shares outstanding	100	100	100	100	100	100	100
Basic net income (loss) per share applicable to common stock	$(0.13)	$(0.05)	$(1.02)	$(0.94)	$(3.01)	$(0.08)	$(0.67)
Diluted weighted average number of common shares outstanding	100	100	100	100	100	100	100
Diluted net income (loss) per share applicable to common stock	$(0.13)	$(0.05)	$(1.02)	$(0.94)	$(3.01)	$(0.08)	$(0.67)

	Predecessor						Successor
	Fiscal year Ended October 31, 2001(1)	Period from November 1, 2001 to December 31, 2001(1)	Year Ended December 31,			Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005
			2002(2)	2003	2004
	(dollars in millions)						(dollars in millions)
Cash Flow Data:
Net cash provided by (used in) operating activities	$60	$—	$147	$50	$240	$2	$169
Net cash used in investing activities	(30)	(3)	(71)	(76)	(87)	(17)	(2,114)
Net cash (used in) provided by financing activities	(30)	3	(76)	26	(153)	15	1,946
Other Financial Data:
Capital expenditures	$30	$4	$72	$78	$88	$17	$67
Balance Sheet Data(3):
Working capital(4)	$106	$95	$315	$333	$274		$366
Property, plant and equipment, net	959	947	2,310	2,165	2,033		1,414
Total assets	1,138	1,128	3,203	3,097	2,647		2,304
Long-term debt, less current portion	35	18	172	145	145		1,677
Total debt	36	35	181	184	145		1,685
Combined equity	639	639	2,199	2,128	1,713		227

	Predecessor					Combined Successor and Predecessor
	Fiscal year Ended October 31, 2001(1)	Period from November 1, 2001 to December 31, 2001(1)	Year Ended December 31,			Year Ended December 31, 2005
			2002(2)	2003	2004
Selected Operating Data:
Weighted average coated paper price	$925	$892	$805	$789	$797	$872
Coated paper volume sold (in thousands of short tons)	723	106	1,834	1,919	2,112	2,032

(1)	These unaudited financial statements were compiled using good faith estimates for certain components of the line items “cost of sales,” “selling, general and administrative expenses” and “income taxes (benefit)” due to the unavailability of certain financial information needed to allocate corporate costs to the printing and writing papers business of Westvaco Corporation. Had the missing data been available, such historical combined financial data may have been different.
(2)	On January 29, 2002, Mead Corporation and Westvaco Corporation merged, forming MeadWestvaco Corporation. The income statement data for 2002 was derived from the historical combined financial data of our predecessor, which includes approximately eleven months of Mead’s paper group’s results and twelve months of Westvaco’s paper group’s results.
(3)	Balance sheet data is as of the end of the applicable period.
(4)	Working capital is defined as current assets net of current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers certain periods prior to the Acquisition Transactions. Accordingly, the discussion and analysis of historical operations of our predecessor during the periods prior to the Acquisition Transactions do not reflect the significant impact that the Acquisition Transactions had on us. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. We believe that this approach is beneficial to the reader by providing an easier-to-read discussion of results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations. Furthermore, disclosures regarding sales volumes, spending and other operational measures are determined on a comparable basis for all periods presented. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. Some of the factors that limit the usefulness of this approach include the combination of results based on different accounting bases for predecessor and successor periods, differences in capitalization and the effects resulting from the change from a division of a larger entity to a stand-alone company. You should read the following discussion together with the sections entitled “Summary Combined Historical and Pro Forma Financial Data,” “Risk Factors,” “Use of Proceeds,” “Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information,” “Selected Financial Information and Other Data” and the combined financial statements included elsewhere in this prospectus. With respect to certain forward-looking statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, see “Forward-Looking Statements.”

Overview

Company Background

We are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines and catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. On April 3, 2006, but effective as of April 1, 2006, we consummated the sale of our carbonless paper business, including our paper mill in Chillicothe, Ohio and our converting facility in Fremont, Ohio, to P.H. Glatfelter Company for $80 million, subject to working capital adjustments. See “— Sale of Carbonless Papers Business and Hydroelectric Generating Facilities.” For a discussion of certain financial information relating to our former carbonless papers business segment, see “— Results of Operations — Segment Data — Carbonless Paper.”

The Acquisition Transactions

In connection with the Acquisition Transactions, on January 14, 2005, MeadWestvaco and Escanaba Timber entered into an equity and asset purchase agreement, as amended, referred to as the “purchase agreement,” pursuant to which NewPage Corporation and its subsidiaries acquired the printing and writing papers business of MeadWestvaco, and Escanaba Timber acquired approximately 900,000 acres of timberlands and related timber operations located in or near Chillicothe, Ohio, Escanaba, Michigan and Wickliffe, Kentucky. Under the purchase agreement, the aggregate purchase price, excluding fees and expenses, was $2.3 billion, $2.2 billion of which was paid in cash and $100 million of which was paid through the issuance to MeadWestvaco by NewPage Holding of the PIK Notes. In connection with the purchase agreement, NewPage Holding was formed as a holding company primarily to maximize flexibility from an operational and financing standpoint.

We acquired the printing and writing papers business through the Acquisition of the stock or other equity interests of certain subsidiaries of MeadWestvaco and other assets related to the printing and writing business of MeadWestvaco and its subsidiaries. Escanaba Timber directly acquired the timberlands from MeadWestvaco and certain of its subsidiaries.

All rights, assets, obligations and liabilities of Escanaba Timber, to the extent relating to the printing and writing papers business, were allocated to us, as the purchaser of the printing and writing papers business, and, to the extent related to the timberlands, Escanaba Timber, as the purchaser of the timberlands. Accordingly, we did not assume responsibility for any of the obligations or liabilities associated with the timberlands under the purchase agreement nor did we have any rights or benefits relating to the timberlands under the purchase agreement. Conversely, Escanaba Timber did not assume responsibility for any of the obligations or liabilities relating to the printing and writing papers business nor does Escanaba Timber have any rights or benefits under the purchase agreement relating to the printing and writing papers business.

The purchase agreement contains customary representations, warranties and covenants. For purposes of post-closing indemnification, the representations and warranties generally survive until 18-months following the closing. MeadWestvaco’s representations and warranties relating to (i) taxes survive until the expiration of the applicable statute of limitations, (ii) employee benefits and labor matters survive for five years after the closing, (iii) environmental matters survive for eight years after the closing, (iv) ownership of any real property being transferred to us expire at closing to the extent we receive title insurance relating to such property and (v) organization and good standing, capital structure and authority do not expire.

In addition, contemporaneously with the closing of the Acquisition Transactions, we entered into certain transition service and leasing arrangements with MeadWestvaco and/or certain of its affiliates and entered into fiber supply agreements with Escanaba Timber. Furthermore, at the closing of the Acquisition Transactions, certain members of our management acquired equity interests in Maple Timber Acquisition LLC, or Maple Timber Acquisition.

The following events also occurred simultaneously with the consummation of the Acquisition, which was completed on May 2, 2005, but were deemed to have been completed on April 30, 2005:

•	NewPage Corporation and its subsidiaries paid approximately $2.06 billion for MeadWestvaco’s printing and writing papers business, excluding fees and expenses, of which $1.96 billion was paid in cash and $100 million was paid in the form of the PIK Notes issued by NewPage Holding.

•	Escanaba Timber contributed $415 million of cash equity, as an investment in common stock, to NewPage Holding.

•	NewPage Holding issued $100 of the NewPage Holding PIK Notes to MeadWestvaco as part of the consideration and an additional $25 million of the PIK Notes for cash. NewPage Holding contributed the net cash proceeds from the PIK Notes, together with the $415 million of cash contributed by Escanaba Timber, to NewPage Corporation, as an investment in the common stock of NewPage Corporation.

•	NewPage Corporation entered into two senior secured credit facilities, consisting of a $750 million senior secured term loan and a $350 million senior secured asset-based revolving credit facility.

•	NewPage Corporation issued $225 million of floating rate senior secured notes due 2012 and $350 million of 10% senior secured notes due 2012.

•	NewPage Corporation issued $200 million of 12% Senior Subordinated notes due 2013.

On April 6, 2005, Cerberus entered into the Basket Option Contract with J. Aron & Company. Concurrently with the completion of the Acquisition Transactions, Cerberus assigned all of its rights under the Basket Option Contract, to NewPage Corporation, and NewPage Corporation assumed all of Cerberus’ obligations, thereunder. For a further description of the terms and conditions of the Basket Option Contract, see “— Basket Option Contract.”

The Acquisition Transactions were accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed.

Basket Option Contract

Contemporaneously with the completion of the Acquisition Transactions, we entered into a Basket Option Contract expiring on April 6, 2008 that is intended to help mitigate the effect we would experience if coated paper prices were to fall to the levels experienced from 2001 through the middle of 2003, which were the lowest prices for coated paper in the last twenty years. However, we can not assure you that the Basket Option Contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the Basket Option Contract. For additional information concerning the Basket Option Contract, see ‘‘Risk Factors — Risks Relating to Our Business — Our Basket Option Contract may not protect us from decreases in our coated paper prices.’’ The Basket Option Contract consists of a series of quarterly-settled purchased options on a complex basket of two commodities and one currency: (a) market pulp and (b) natural gas, both of which are key components of the cost to produce coated paper, and (c) the Euro, which is an indirect factor in coated paper prices in the United States, due to the effect that the Euro-Dollar exchange rate has on the volume of coated paper imports. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million for the eight months ended December 31, 2005 as a result of accounting for this contract at fair value.

Leases

We lease office space from MeadWestvaco, including our Dayton headquarters, for periods ranging up to two years. The rent to be paid by us for such locations are the costs of the underlying lease, allocated between us and MeadWestvaco based on the square footage used by each of us.

Fiber Supply Agreements

Contemporaneously with the completion of the Acquisition Transactions, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. During November and December 2005, Escanaba Timber sold substantially all of its timberlands and we entered into amended and restated fiber supply and stumpage agreements with the new owners of the timberlands on similar terms and conditions as our prior agreements. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale. For a further discussion of these fiber supply agreements, see ‘‘Business — Raw Materials and Suppliers.’’

Sale of Carbonless Papers Business and Hydroelectric Generating Facilities

On April 3, 2006, but effective as of April 1, 2006, we consummated the sale of our carbonless paper business, including our paper mill in Chillicothe, Ohio and our converting facility in Fremont, Ohio, to P.H. Glatfelter Company for $80 million, subject to a working capital adjustment. Effective as of the first quarter of 2006, we will present the carbonless paper business as a discontinued operation.

On January 7, 2006, Rumford Falls Power Company, our indirect wholly-owned subsidiaries, entered into a definitive agreement with Brascan Power Inc. to sell two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine for a cash sales price of $144 million. The sale is expected to be consummated in the second quarter of 2006 and is subject to customary conditions, including the receipt of regulatory approvals.

Charges in Connection with this Offering

Effective upon the closing of the Offering Transactions, we expect to incur a number of charges in connection with the Offering Transactions that will affect our results of operations. For example, assuming the completion of the Offering Transactions as contemplated within this prospectus, we estimate that we will incur charges aggregating approximately $             million representing the following:

•	the write-off of deferred financing fees relating to the NewPage Holding PIK notes, our existing term loan senior secured credit facility and revolving senior secured credit facility and a portion of the deferred financing fees relating to the floating rate senior secured notes, 10% senior secured notes and 12% senior subordinated notes aggregating approximately $ million; and

•	prepayment premiums relating to the repayment of a portion of the floating rate senior secured notes, 10% senior secured notes and 12% senior subordinated notes of approximately $ million.

However, this estimate is subject to a number of assumptions and uncertainties, including the fact that the foregoing amounts we expect to pay to retire the floating rate senior secured notes, 10% senior secured notes and 12% senior subordinated notes are estimates. The actual charges we incur in connection with this repayment and the other transactions contemplated hereby may be different than our estimates.

In connection with this offering, we plan to enter into a new term loan senior secured credit facility and revolving senior secured credit facility. We anticipate that amortization of deferred financing fees relating to these credit facilities will be approximately $             annually.

Selected Factors that Affect our Operating Results

Net Sales

Our net sales are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macroeconomic factors, such as the strength of the U.S. economy, that are largely out of our control. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. Coated paper purchases typically are made by customers pursuant to purchase orders on an as-needed basis, and generally are not made under contracts that provide for fixed prices or minimum volume commitments. We have not experienced significant changes in our customer relationships subsequent to the Acquisition. Uncoated paper and pulp prices historically have not materially affected our operating results because uncoated paper and pulp have not comprised a material portion of our net sales.

Our earnings are sensitive to price changes for our principal products, with price changes in coated paper having the greatest effect. Fluctuations in pulp and paper prices historically have had a direct effect on our results for several reasons:

•	Market prices for pulp and paper products are a function of supply and demand, factors over which we have limited control.

•	Market prices for pulp and paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price.

•	The manufacturing of paper is highly capital-intensive and a large portion of our and our competitors’ operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

See “Our Industry” for a discussion of the market for coated paper, coated paper prices and factors that have historically affected prices and volumes in our industry.

Cost of Sales

The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce. We do not track wood, energy or chemicals on a cost of sales basis, but instead track these costs on a cost of production basis. Cost of production is calculated using the cost for the number of tons of paper we produce instead of the cost for the number of tons of paper we sell.

Chemicals

Certain chemicals used in the paper-making process are petroleum-based and fluctuate with the price of cured oil. Additionally, increases in the price of crude oil have affected the cost of certain papermaking chemicals, purchased energy, and logistics and distribution. Overall, we expect crude oil energy costs to remain volatile for the foreseeable future. The price for the largest component of our chemical costs, latex, has historically been volatile. The price of latex increased significantly during 2005 as compared to 2004, and we expect the price of latex to remain volatile throughout the near term.

Wood

Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a portion of our wood requirements, purchases under these agreements are typically at market rates.

Energy

We produce a large portion of our energy requirements, historically purchasing approximately 50% of our energy needs for our coated paper mills from third party suppliers. The energy we purchase from third party suppliers consists of electricity and fuel used by us, primarily consisting of natural gas and coal, to generate some of our own energy. We expect energy costs to remain volatile for the foreseeable future. In January 2006, we entered into a definitive agreement to sell two hydroelectric-generating facilities totaling 39 megawatts of capacity located on the Androscoggin River in Rumford, Maine. Between the hydroelectric-generating facilities and the cogeneration facility operated by Rumford Cogeneration Partners, we historically generated more electricity than the Rumford paper mill could utilize and sold excess electricity to third parties. After the sale of the hydroelectric-generating facilities, we believe that our power generation and usage at the location will be more closely aligned. In addition, we expect that our energy costs will increase after the sale of the hydroelectric-generating facilities as a result of the loss of sales of excess electricity and the need to replace electricity utilized from the hydroelectric-generating facilities with electricity from our cogeneration partnership at market rates.

Labor costs

Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis in accordance with our union contracts. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. The size of our hourly labor force is not expected to increase. In addition, we have not experienced significant labor shortages.

Maintenance

Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for annual maintenance. Day-to-day maintenance expenses have not varied significantly from year-to-year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our annual maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

Depreciation and amortization

Depreciation and amortization expense for our assets associated with our mill operations is included in cost of sales. Depreciation and amortization expense for our assets associated with our non-mill related assets is included in selling general and administrative expense. Depreciation and amortization expense has been lower after the Acquisition as a result of the lower asset basis assigned to property, plant and equipment. Under purchase accounting, the total Acquisition consideration for the printing and writing papers business was allocated to the assets and liabilities assumed. Depreciation and amortization expense has been lower in the successor period as a result of lower asset basis and longer average remaining useful lives assigned to property, plant and equipment after the Acquisition. The remaining useful lives of plant and equipment increased on a weighted-average basis form approximately 6.2 years to 9.6 years.

Selling, General and Administrative (“SG&A”) Expenses

The principal components of our SG&A expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to our information technology systems and research and development expenses. Our SG&A expenses have not historically fluctuated significantly from year to year. We expect that our SG&A expenses will decrease as compared to prior to the Acquisition as a result of the elimination of corporate allocations that were charged to us by MeadWestvaco prior to the Acquisition that are not related to our business as a stand-alone company, partially offset by an increase in SG&A expenses that we expect to incur directly as a stand-alone company, such as costs for information, technology, legal and finance support and human resources. In addition, we increased the use of incentive-based compensation for our management, which more closely ties a portion of their compensation to the achievement of performance targets. Certain senior management entered into employment agreements as of the date of the Acquisition, which provide for a base salary and specified incentive compensation targets. See “Management — Employment Agreement/Employment Letters.”

Interest

MeadWestvaco only allocated interest expense to our predecessor for borrowings specifically related to certain mill operations. These borrowings were repaid prior to the Acquisition or were retained by MeadWestvaco. Our interest expense is substantially higher as a result of the financing arrangements related to the Acquisition.

Taxes

For all periods presented, the predecessor was included in the consolidated income tax returns of MeadWestvaco. In the historical financial statements included in this prospectus, income taxes have been presented based on a calculation of the income tax benefit we would have generated if we had operated as a separate taxpayer. However, pursuant to the Acquisition purchase agreement, any prior tax benefits were retained by MeadWestvaco. For Federal income tax purposes, the Acquisition is being treated as an asset purchase and we generally will have a tax basis in the acquired assets equal to the purchase price. For the period subsequent to the Acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor’s history of losses over the past three years.

Results of Operations

The following table sets forth our historical results of operations for the periods indicated below. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. The information in this section should be read in conjunction with the discussion included in “— Selected Factors that Affect our Operating Results,” the pro forma data included in “Unaudited Pro Forma Combined Financial Data And Other Pro Forma Information” and the combined financial statements included elsewhere in this prospectus.

									Non-GAAP
	Predecessor						Successor		Combined Successor and Predecessor
	Year Ended December 31,				Four Months Ended April 30, 2005	% of Net sales	Eight Months Ended December 31, 2005	% of Net Sales	Year Ended December 31, 2005	% of Net Sales
	2003	% of Net sales	2004	% of Net sales
	(dollars in millions)						(dollars in millions)
Net sales	$1,989	100.0%	$2,176	100.0%	$716	100.0%	$1,564	100.0%	$2,280	100.0%
Cost of sales	1,995	100.3%	2,145	98.6%	673	94.0%	1,418	90.7%	2,091	91.7%
Selling, general and administrative expenses	136	6.8%	129	5.9%	39	5.5%	79	5.1%	118	5.2%
Goodwill impairment	—	—	238	11.0%	—	—	—	—	—	—
Interest expense	10	0.5%	9	0.4%	21	2.9%	121	7.6%	142	6.2%
Other (income) expense, net	(7)	(0.3)%	(6)	(0.3)%	(2)	(0.3)%	17	1.1%	15	0.7%

Income (loss) before income taxes	(145)	(7.3)%	(339)	(15.6)%	(15)	(2.1)%	(71)	(4.5)%	(86)	(3.8)%
Income tax (benefit)	(51)	(2.6)%	(38)	(1.8)%	(7)	(1.0)%	(4)	(0.2)%	(11)	(0.5)%

Net income (loss)	$(94)	(4.7)%	$(301)	(13.8)%	$(8)	(1.1)%	$(67)	(4.3)%	$(75)	(3.3)%

2005 Combined Successor and Predecessor Compared to 2004 Predecessor

Net Sales.    Net sales for 2005 were $2,280 million, compared to $2,176 million for 2004, an increase of 4.8%. The increase was largely the result of an increase in average coated paper prices from $797 per ton in 2004 to $872 per ton in 2005. This increase in net sales was partially offset by decreases in coated paper sales volume from 2,112,000 tons in 2004 to 2,032,000 tons in 2005. The decrease in coated paper sales volume was largely caused by a slowdown in industry demand in the second quarter of 2005, which we believe was due to lower advertising spending and customer inventory reductions, and by a management decision to decrease export sales and to discontinue sales of certain low margin paper sold during the beginning of 2004. During 2005, we took market-related downtime which we believe reduced our production by 57,000 tons of coated paper and 11,000 tons of carbonless paper, compared to market-related downtime in 2004 which we believe reduced our production by 27,000 tons of coated paper and 10,000 tons of carbonless paper.

Gross Margin.    Cost of sales for 2005 was $2,091 million, compared to $2,145 million for 2004, a decrease of 2.5%. Our gross margin for 2005 improved to 8.3%, compared to 1.4% for 2004. The higher gross margin was due to higher sales prices, product mix improvements, productivity improvement initiatives and lower depreciation and amortization expense, offset by higher wood, energy, and chemical costs and more market-related downtime. We improved product mix by selling a more profitable mix of products to existing customers and discontinuing sales of certain low margin paper sold during the beginning of 2004. Depreciation and amortization expense decreased to $175 million in 2005 from $230 million in 2004 as a result of lower asset bases and longer average remaining useful lives assigned to property, plant and equipment after the Acquisition. Wood costs increased due to higher logistics costs for deliveries to the mills and logging expenses, caused primarily from higher fuel costs. Energy costs in 2005 increased sharply over 2004 as a result of temporarily lower industry supply of natural gas and refined petroleum products. The increase in the cost of chemicals was primarily driven by increases in latex prices, which historically have been volatile, fluctuating with the price of crude oil.

Maintenance expense.    Maintenance expense at our mills totaled $230 million and $227 million in 2005 and 2004, respectively. In conjunction with our annual maintenance shutdowns, we had incidental incremental costs for 2005 and 2004 of $12 million and $18 million, respectively, that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

Selling, general and administrative.    Selling, general and administrative expenses were $118 million for 2005 compared to $129 million for 2004, a decrease of 8.1%. The decrease was a result of the elimination of corporate charges of $43 million that were allocated to us by MeadWestvaco that are not related to our business, partially offset by an increase of $20 million in selling, general and administrative expenses that we incurred directly as a stand-alone company, such as costs for information technology, legal and finance support and human resources. In addition, we incurred transitional costs of $14 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. We expect that the transitional costs will continue into 2006 as we complete our information technology and human resources transitions. As a percentage of net sales, selling, general and administrative expenses decreased in 2005 to 5.2% from 5.9% in 2004.

Goodwill impairment.    A pretax impairment charge was recorded in 2004 of $238 million for an impairment of goodwill. The goodwill resulted from the merger of Mead and Westvaco in January 2002.

Interest expense.    Interest expense for 2005 was $142 million compared to $9 million for 2004 primarily as a result of the interest expense of $121 million incurred on the debt issued to finance the Acquisition. For periods prior to the Acquisition, interest expense relates to long-term debt specifically related to certain mill facilities.

Other (income) expense.    Other (income) expense for 2005 primarily consists of an unrealized loss of $25 million determined based on the mark-to-market value of a purchased option contract to which we do not apply hedge accounting treatment.

Income tax (benefit).    The income tax benefit for 2005 was $11 million compared to $38 million for 2004. For the period subsequent to the Acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor’s history of losses over the past three years.

2004 Compared to 2003

Net sales.    Net sales for 2004 were $2,176 million compared to $1,989 million for 2003, an increase of 9.4%. The increase was largely the result of increased demand for coated paper throughout most of 2004 and, to a lesser extent, coated paper price increases beginning late in the second quarter of 2004. Coated paper tons sold increased from 1,919,000 tons to 2,112,000 tons. The average price per ton for coated paper increased from $789 per ton in 2003 to $797 per ton in 2004. During 2004, the prices for our coated paper fluctuated significantly, averaging $769 per ton on a weighted average basis during the first half of the year and rising to a weighted average of $825 per ton during the second half of the year. During 2003, the weighted average prices for our coated paper were $811 per ton during the first half of the year and fell to a weighted average price of $770 per ton during the second half of the year.

Gross margin.    Cost of sales for 2004 was $2,145 million compared to $1,995 million for 2003, an increase of 7.6%. The increase was primarily attributable to higher sales volume. Our gross margin for 2004 improved to 1.4%, an increase of 1.7% over 2003, due to savings from cost reductions programs, product mix improvements and less market downtime. Market-related downtime was lower due to order backlogs and strong customer demand. We believe that market-related downtime in 2004, most of which occurred in the first quarter, reduced our production by 37,000 tons. We believe that market-related downtime in 2003 reduced our production by 61,000 tons.

Selling, general and administrative.    Selling, general and administrative expenses were $129 million for 2004 compared to $136 million for 2003, a decrease of 4.7%. Restructuring expenses relating to the 2002 merger of Mead and Westvaco were higher in 2003. As a percentage of net sales, selling, general and administrative expenses decreased in 2004 to 5.9% from 6.8% in 2003. This decrease, as a percentage of net sales, was principally due to the restructuring expenses in 2003 relating to the merger of Mead and Westvaco, offset in part by increased sales volume in 2004.

Goodwill impairment.    We recorded a pretax impairment charge of $238 million for an impairment of goodwill. The goodwill resulted from the merger of Mead and Westvaco in January 2002.

Income tax (benefit).    The effective tax rate for 2004 decreased to approximately 11.3% from 35.2% for 2003. The effective tax rate decreased in 2004 primarily as a result of a nondeductible goodwill charge to earnings in 2004 of $238 million and the establishment of valuation allowances against state income tax carry-forward benefits in 2004. Without the goodwill and valuation allowance effects in 2004, the annual effective tax rates for 2003 and 2004 were higher than the statutory rate due to the composition and mix of our earnings and losses in certain domestic tax jurisdictions.

Segment Data

The following table sets forth historical net sales and segment profit (loss) for our coated and carbonless paper segments. The segments are measured on earnings before interest, taxes and certain other (income) expenses that are corporate items.

	Predecessor			Successor NewPage Holding Corp. Eight Months Ended December 31, 2005	Non-GAAP
	Year Ended December 31,		Four Months Ended April 30, 2005		Combined Successor and Predecessor
	2003	2004			2005
	(dollars in millions)			(dollars in millions)
Net sales:
Coated	$1,603	$1,779	$581	$1,281	$1,862
Carbonless	386	397	135	283	418

	$1,989	$2,176	$716	$1,564	$2,280

Segment profit (loss) (excluding taxes):
Coated	$(112)	$(300)	$13	$70	$83
Carbonless	(33)	(39)	(10)	3	(7)

	$(145)	$(339)	$3	$73	$76

Segment depreciation and amortization:
Coated	$190	$182	$60	$99	$159
Carbonless	46	48	16	—	16

	$236	$230	$76	$99	$175

Coated Paper

Net sales.    Net sales for the coated paper segment were $1,862 million for 2005, compared to $1,779 million for 2004, an increase of 4.7%. The increase was largely the result of an increase in coated paper prices, offset in part by a decrease in sales volume. Average coated paper prices rose to $872 per ton in 2005 from $797 per ton in 2004; coated paper volumes decreased to 2,032,000 tons in 2005 from 2,112,000 tons in 2004. The decrease in sales volume was largely caused by a fall off in industry demand in the second quarter of 2005, which we believe was due to lower advertising and promotional spending and customer inventory reductions, and by a management decision to decrease export sales and to discontinue sales of certain low margin paper sold during the beginning of 2004. Net sales for the coated paper segment were $1,779 million for 2004, compared to $1,603 million for 2003, an increase of 11.0%.

Segment profit (loss).    The coated paper segment profit was $83 million for 2005, compared to a loss of $300 million in 2004. The increase in segment profitability was primarily due to improved pricing and product mix, cost improvement programs and lower levels of market-related downtime taken and a charge of $238 million for goodwill impairment in 2004, offset in part by lower sales volumes and increased costs for chemicals, wood and energy. We took market-related downtime in 2005 of 57,000 tons compared to 27,000 tons of market-related downtime in 2004.

The loss for the coated paper segment in 2004 was $300 million, which included a charge of $238 million for goodwill impairment, compared to a loss of $112 million for 2003. The goodwill impairment charge was the primary reason for the segment loss increase in 2004. Other than the goodwill impairment charge, the segment loss decreased, primarily due to increased volume, paper price increases, reduced maintenance costs at our mills and a reduction in market-related downtime, partially offset by higher costs for wood, energy and chemicals, as well as increased freight and other costs of sales.

Carbonless Paper

Net sales.    Net sales for the carbonless paper segment increased to $418 million in 2005 from $397 million in 2004, an increase of 5.1%. The sales increase was driven by an increase in sales prices per ton of carbonless and uncoated paper and an increase in uncoated volume offset slightly by lower volumes of carbonless paper. The average price per ton of paper for this segment decreased to $1,247 per ton in 2005 from $1,265 per ton in 2004, largely driven by a higher mix of uncoated paper sales in 2005.

Net sales for the carbonless paper segment increased to $397 million in 2004 from $386 million in 2003, an increase of 2.8%.

Segment loss.    The carbonless segment incurred a loss of $7 million in 2005, compared to a loss of $39 million in 2004. The decrease in the segment loss during 2005 was largely due to lower depreciation and amortization expense for the eight months subsequent to the Acquisition and productivity initiatives that were not in place during 2004, offset by higher costs for energy, wood and chemicals. We took market-related downtime in 2005 of 11,000 tons compared to 10,000 tons of market-related downtime in 2004.

The carbonless segment incurred a loss of $39 million in 2004, compared to a loss of $33 million in 2003. The increase in the segment loss during 2004 compared to 2003 was largely due to an increase in research and development costs of $5 million, which was offset in part by the reduction in market-related downtime.

Effects of Inflation

While inflationary increases in certain costs, such as energy, wood and chemical costs, have had a significant effect on our operating results over the past three years, changes in general inflation have had a minimal effect on our operating results in each of the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets than by inflationary factors. Certain of our costs, including the prices of energy, wood and chemicals that we purchase, can fluctuate substantially, sometimes within a relatively short period of time, and can have a significant effect on our business, financial condition and results of operations. For example, we estimate that for each $1 increase in the cost of a barrel of crude oil, our direct energy costs and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase approximately $3 million. For a more detailed discussion of the impact of our commodity costs on our results of operations, see “— Selected Factors that Affect our Operating Results — Cost of Sales.”

Seasonality

We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the coated paper industry. The first quarter is typically a lighter sales volume quarter with some inventory build in anticipation of maintenance outages to be taken in the second quarter and higher sales volumes in the third quarter. Our second quarter typically begins to build to higher sales rate and has historically been our quarter with the highest maintenance spending as a result of scheduled annual maintenance shutdowns. Our third quarter is typically our strongest sales quarter, reflecting a substantial increase in sales volume as printers prepare for year-end holiday catalogs and advertising. Our accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. The fourth quarter is typically our second strongest sales quarter as printing for year-end holidays continues. We expect these trends to continue for the foreseeable future, except that we intend to manage our maintenance schedules so that maintenance costs are incurred more evenly throughout the year.

Liquidity and Capital Resources

We expect that cash generated from operating activities and availability under our revolving senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our revolving senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. See “Risk Factors — Risks Relating to Our Indebtedness — Our debt investments, including the indentures governing the NewPage Notes and our senior secured credit facilities, impose significantly operating and financial restrictions on us.”

Inventory

Inventory has increased from $321 million at December 31, 2004, to $437 million at December 31, 2005. Approximately two-thirds of this increase is a result of the changes caused in recording the initial acquired values at the date of acquisition and the elimination of the MeadWestvaco LIFO reserve.

Capital Expenditures

Capital expenditures were $67 million for the eight months ended December 31, 2005 and were $84 million for the full year ended December 31, 2005, which included $5 million and $8 million, respectively, of carbonless paper segment capital expenditures. Capital expenditures for 2006 are expected to be approximately $90 million and are expected to consist of approximately $5 million for maintenance capital projects and approximately $16 million for environmental projects and capital improvements, such as paper machine rebuild at our mill in Escanaba, Michigan. Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of operations require us to make significant additional capital expenditures. We expect to fund our capital expenditures from cash flows from operations and our new revolving senior secured credit facility.

Dividends

We currently intend to declare and pay dividends on our common stock. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. We expect to fund our dividend payments from cash flows from operations and our revolving senior secured credit facility.

Debt and Other Obligations

Our pro forma aggregate indebtedness at December 31, 2005, after giving effect to the Transactions, was $             million. We are highly leveraged. Our ability to operate our business, service our debt requirements and reduce our total debt will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings and borrowings to refinance our indebtedness.

Concurrently with the completion of this offering we expect to enter into new senior secured credit facilities. See “Use of Proceeds” and “Description of Certain Indebtedness.”

Concurrently with the completion of consummation of the Acquisition, NewPage Corporation issued the floating rate senior secured notes due 2012, the 10% senior secured notes due 2012 and the 12% senior subordinated notes due 2013. The 2012 senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation’s subsidiaries and intercompany debt. The indentures governing these NewPage Notes contain customary financial and other covenants. In connection with the Offering Transactions, we expect to redeem approximately $             million in aggregate principal amount of the NewPage Notes. For more information concerning the redemption, see “Use of Proceeds,” and for more information concerning the terms of the NewPage Notes, see “Description of Certain Indebtedness”.

As of June 30, 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our floating-rate debt. We entered into a $150 million notional amount interest rate swap expiring June 2009 and a $150 million notional amount interest rate swap expiring June 2010. We purchased a $150 million notional amount interest rate cap with a cap rate of 4.50% that expires June 2008 for $1 million.

Contractual Commitments

The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2005:

	Total	2006	2007-08	2009-10	Thereafter
	(dollars in millions)
Contractual Obligations
Long-term debt(1)	$1,701	$8	$16	$237	$1,440
Interest expense(2)	1,038	139	276	269	354
Operating leases	14	6	5	2	1
Fiber supply agreements(3)	601	50	98	98	355
Information technology/human resources agreement(4)	173	33	55	54	31
Purchase obligations	37	35	2	—	—
Landfill closure costs	9	—	—	—	9

Total	$3,573	$271	$452	$660	$2,190

Other Commercial Commitments
Standby letters of credit(5)	$24	$24	$—	$—	$—

Total	$24	$24	$—	$—	$—

Note:	The amounts disclosed above include commitments related to the carbonless paper business of $2 for operating leases, $47 for the fiber supply agreements and $3 for purchase obligations (dollars in millions).

(1)	Amounts shown represent scheduled maturities and do not take into account any acceleration of indebtedness resulting from mandatory payments required for events such as asset sales or under the excess cash flows provisions of our financing instruments.
(2)	Amounts include contractual interest payments using the interest rate as of December 31, 2005 applicable to our variable-rate debt and stated fixed interest rate for fixed-rate debt.
(3)	The contractual commitments consist of minimum required expenditures to be made pursuant to the fiber supply agreements.
(4)	The contractual commitments listed in this table with regard to the outsourcing of our information technology and human resources agreement with Accenture consists of the minimum required expenditures under our agreement with Accenture.
(5)	We are required to post letters or other financial assurance obligations with certain of our energy and other suppliers.

The following table reflects our contractual commitments associated with our debt and other obligations on a pro forma basis, giving effect to the Sale Transactions and the Offering Transactions, as of December 31, 2005:

Pro Forma
	Total	2006	2007-08	2009-10	Thereafter
(dollars in millions)

Contractual Obligations
Long-term debt(1)	$	$	$	$	$
Interest expense(2)
Operating leases
Fiber supply agreements(3)
Information technology/human resources agreement(4)
Purchase obligations
Landfill closure costs

Total	$	$	$	$	$

Other Commercial Commitments
Standby letters of credit(5)	$	$	$	$	$

Total	$	$	$	$	$

(1)	Amounts shown represent scheduled maturities and do not take into account any acceleration of indebtedness resulting from mandatory payments required for events such as asset sales or under the excess cash flows provisions of our financing instruments.
(2)	Amounts include contractual interest payments using the interest rate as of December 31, 2005 applicable (or that would have been applicable if then outstanding) to our variable-rate debt and stated fixed interest rate for fixed-rate debt.
(3)	The contractual commitments consist of minimum required expenditures to be made pursuant to the fiber supply agreements.
(4)	The contractual commitments listed in this table with regard to the outsourcing of our information technology and human resources agreement with Accenture consists of the minimum required expenditures under our agreement with Accenture.
(5)	We are required to post letters or other financial assurance obligations with certain of our energy and other suppliers.

We do not have any off-balance sheet arrangements.

Qualitative And Quantitative Disclosure About Market Risk

Interest Rate Risk

We issued fixed- and floating-rate debt in financing the Acquisition, in order to manage our variability to cash flows from interest rates. As of December 31, 2005, on a pro forma basis, giving effect to the Sale Transactions and the Offering Transactions, $             million of our debt consisted of borrowings with variable interest rates under our senior secured credit facilities and our floating-rate senior secured notes due 2012. The potential increase in pro forma interest expense resulting from a 100 basis point increase in quoted interest rates on our pro forma debt balances outstanding December 31, 2005 would be $             million without taking into account any interest rate hedging agreements. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. We are a party to two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on

$             million of our floating-rate debt, on a pro forma basis. Taking into account our interest rate hedging agreements at December 31, 2005, a 100 basis point increase in quoted interest rates would result in an increase in our annual pro forma interest expense of $             million.

Commodity Price Risk

As of May 2, 2005, we entered into the Basket Option Contract, which has a three year term expiring on April 6, 2008. This Basket Option Contract is a purchased basket of options on a mix of natural gas, market pulp and the Euro. While the Basket Option Contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the Basket Option Contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. The value of the Basket Option Contract is not specific to changes in coated paper prices, but instead is tied to market prices for a mix of commodities and currencies. The design of the contract was such that it is expected to have a similar response to movements in market pricing that would be equivalent to essentially all of our coated paper sales each year for three years. This option is currently out-of-the-money but because of the effect of changes in the underlying commodities and the leverage involved in the contract, we may experience material changes in fair value of the contract. We account for this contract at fair value with changes recorded as other income (expense). Accordingly, we may experience significant variability in reported income (loss) from operations. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million for the eight months ended December 31, 2005 as a result of accounting for this contract at fair value, which was $47 million at December 31, 2005. Because the contract is a purchased option contract, we are not exposed to cash flow risks from changes in market rates.

Critical Accounting Estimates

Our principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Financial Statements filed with the accompanying financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Income taxes.    Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize our deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made. We have tax jurisdictions located in many states and are subject to audit in these states, as well as at the federal level. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of our financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management’s judgment we have adequate accruals with respect to the ultimate outcome of such unresolved tax matters.

Pension and postretirement obligations.    Assumptions used in the determination of pension expense and postretirement benefit expense, including the discount rate, the expected return on plan assets and increases in future medical costs, are evaluated by management, reviewed with the plans’ actuaries annually and updated as appropriate. Actual asset returns and medical costs that are more favorable than assumptions can have the effect of lowering expense and conversely, actual results that are less favorable than assumptions could increase expense and future cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods. Unrecognized prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service of the participants.

Derivative financial instruments.    Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We have elected to recognize the unwind value of derivative financial instruments as the fair value. This means that the fair value for purchased contracts is based on the amount we could receive from the counterparty to settle the contract. Fair value at any point in time is based upon periodic confirmation of values received from the counterparty. Our commodity basket option is a complex derivative financial instrument for which we have limited ability to unwind the position with a counterparty other than the seller of the option.

Environmental and legal liabilities.    We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance or indemnity coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the contingency is probable of occurring and reasonably estimable.

Recently Issued Accounting Pronouncements

In July 2005, the Emerging Issues Task Force issued EITF Issue 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company, L.P., a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. This issue is effective for fiscal years beginning after December 15, 2005 (as of January 1, 2006 for us). This Statement will require that we consolidate the limited partnership as of January 1, 2006, but it is not expected to have a material effect on our financial position, results of operations, or compliance with our debt covenants.

INDUSTRY OVERVIEW

Coated Paper Overview

The North American coated paper industry is cyclical, and like other cyclical industries, it is largely affected by the interplay of demand and supply. Demand and supply factors affecting the coated paper industry, as well as historical price trends, are discussed below.

Consumption/Demand

Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to rise when GDP in the U.S. is robust and typically decline in a sluggish economy. According to RISI, GDP in the U.S. is expected to grow at an average of 2.9% per annum through 2010. According to RISI, U.S. coated paper demand accounted for approximately 92% of North American demand in 2005. North American demand for coated paper is therefore highly correlated to changes in U.S. GDP.

North American customers purchased approximately 12.6 million tons of coated paper in 2005. According to RISI, from 2000 to 2003, North American coated paper demand declined from approximately 12.2 million to approximately 11.7 million tons.

Beginning in the second quarter of 2004, North American coated paper demand began to increase. GDP growth in the United States resulted in an increase in the number of pages in advertising material and an increase in catalog circulation. Demand increased for all of the principal end-uses of coated pages: commercial printing, magazines, textbooks and catalogs. According to RISI, North American coated paper demand fell slightly by 2.0% in 2005. Demand is expected by RISI to rise by 1.9% in 2006, 1.1% in 2007 and 3.8% between 2008 and 2010. RISI attributes its projected increase in North American demand between 2006 and 2010 to U.S. economic growth.

The following chart shows historical and projected North American demand for coated paper:

Production/Supply

In North America and the United States, supply is determined by both local coated paper production and imports from sources outside North America or the United States, principally Europe and Asia. The volume of coated paper imports from Europe and Asia is a function of (1) worldwide supply and demand for coated paper, (2) the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, (3) market prices in North America and other markets and (4) the cost of ocean-going freight. North American and U.S. demand exceeded supply in 2005 by 7% and 15%, respectively, and demand is forecasted by RISI to continue to exceed supply through 2010. Therefore, imports have become a structural part of the North American and U.S. coated paper marketplaces. Coated paper production capacity in Asia, and China in particular, is expected to increase in the future.

Since 2000, the North American coated paper industry has experienced consolidation. According to RISI, the top ten North American coated paper producers represented approximately 89% of total 2005 North American coated paper capacity, up from approximately 81% in 2000. Since 2000, International Paper Company acquired Champion International Corp., Mead and Westvaco merged and Sappi Limited of South Africa acquired Potlatch Corporation’s coated paper business. Since 2000, foreign paper manufacturers also have entered the North American coated paper market through acquisitions. Stora Enso Oyj of Finland, Europe’s leading producer, acquired Consolidated Papers, Inc., and UPM-Kymmene Corporation of Finland acquired Repap Enterprises of Canada. As a result of industry consolidation, coated paper manufacturers have rationalized capacity, which has resulted in higher operating rates, which measure the ratio of shipments from producers in a particular region to capacity of producers in the same region. From 2000 to 2005, according to RISI, North American production capacity for coated paper fell from approximately 11.9 million tons in 2000 to approximately 11.8 million tons in 2005. According to RISI, North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, which RISI projects will result in a net reduction of approximately 400,000 tons of capacity in 2006.

Imports of coated paper offshore into North America and the United States also have increased. From 2000 to 2005, according to RISI, coated paper imports into North America increased from 13% to 20% of total coated paper purchases and coated paper imports into the United States increased from 22% to 28% of total coated paper purchases. Since 2004, imports of coated paper have been rising at a slower pace than from 2000 through 2003. We believe that this is largely due to an increase in demand in the Asian markets and a reduction of supply in Europe combined with an increase in demand in the European markets and less favorable exchange rates for European producers. For 2005, imports into the United States were down 4% from 2004, primarily as a result of strikes in Finland and at the Miramichi mill in Canada and slightly lower demand. UPM-Kymmene reported that the strike at the Miramichi mill was resolved and production resumed in September 2005. According to Reel Time, imports in 2006 may be higher as a result of new capacity brought online in China at the end of 2005. According to RISI, North American coated paper imports in 2005 were 20% of North American sales and are expected to remain between 20% and 22% of North American sales between 2006 and 2010.

The following chart shows historical and projected global supply and demand for coated paper.

Operating Rates

According to RISI, the average operating rate for North American coated paper manufacturers rose from 85% in 2001 to 89% in 2005. According to RISI, the average operating rate is expected to increase to 93% in 2006 and remain between 92% and 95% through 2010 because of projected increases in North American demand, relatively small production capacity increases from 2007 to 2010 and lower growth in imports of coated paper.

Pricing

U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight fluctuated between $840 and $1,240 per ton. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, alongside a decrease in North American coated paper demand and an increase in coated paper imports. RISI projects that North American prices for grade No. 3 coated paper, 60 lb. weight will generally rise from $880 per ton during the fourth quarter of 2005 to $930 per ton in the fourth quarter of 2006 and to $1,000 per ton by 2010. In February 2006, we announced a price increase of $50 per ton on most of our coated freesheet and coated groundwood grades. We believe that a similar price increase was adopted by other producers of coated freesheet and coated groundwood grades.

The following table shows historical and projected U.S. prices per ton for grade No. 3 coated paper, 60 lb. weight for the periods indicated below:

BUSINESS

We are the largest coated paper manufacturer in North America, based on production capacity. We operate four integrated pulp and paper mills in Kentucky, Maine, Maryland and Michigan which, together with our distribution centers, are strategically located near attractive end-use markets, such as New York, Chicago and Atlanta. Our mills have a total annual production capacity of approximately 2.2 million short tons of coated paper and approximately 200,000 short tons of market pulp.

Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. We have long-standing relationships with many leading publishers, commercial printers, specialty retail merchandisers and paper merchants. Our key customers include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley, in commercial printing; Williams-Sonoma, in specialty retailing; and xpedx and Unisource Worldwide, which are paper merchants.

Since mid-2004, coated paper pricing in the U.S. has strengthened. Our weighted average coated paper prices rose from $797 per ton in 2004 to $872 per ton in 2005, an increase of 9%. During the first quarter of 2006, we announced a further $50 per ton price increase on most coated paper grades. We realized a portion of the increase in the first quarter of 2006 and expect to realize an additional portion in the second quarter of 2006. As a result, our weighted average coated paper prices rose further to approximately $887 per ton during the first quarter of 2006. RISI projects that U.S. prices for grade No. 3 coated paper, 60 lb. weight, an industry benchmark for coated paper pricing, will rise to $930 per ton in the fourth quarter of 2006 and to $1,000 per ton by 2010.

For the year ended December 31, 2005, we generated pro forma net sales, pro forma EBITDA and pro forma net income (loss) of $             billion, $             million and ($             million), respectively. For a discussion of how we calculate pro forma net sales, pro forma EBITDA and pro forma net income, see “Summary Historical and Pro Forma Combined Financial Data.”

Business Strategy

The key elements of our strategy include the following:

Maintain core focus on coated paper business.    We believe our focus on coated paper provides us with a significant competitive advantage because we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Prior to the Acquisition, our business was managed and operated as part of a larger entity, the primary focus of which was not coated paper. As a stand-alone business, we have focused our resources primarily on increasing revenues and reducing costs in the coated paper business.

Improve productivity to further reduce costs.    Since the merger of Mead and Westvaco in January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins in our business.

Enhance product mix to improve margins, cash flow and earnings.    We continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products, through increased sales to our existing customers and to new customers, in particular printers, publishers and paper merchants. From 2003 to 2005, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling Ultra® brands of paper, which are higher-end grades of coated paper, by approximately 15%. We also seek to increase our margins by focusing on more profitable customer categories and expanding our relationships with these customers.

Enhance scale through opportunistic acquisitions and strategic partnerships.    In order to complement our organic growth prospects, we may also seek to opportunistically grow through acquisitions and strategic partnerships. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we will seek to continue to improve our absolute and relative cost position.

Business Strengths

We believe that our core strengths include the following:

Largest North American manufacturer of coated paper products.    Based on RISI data, we are the largest coated paper manufacturer in North America based on production capacity and, during 2005, we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, we represented approximately 22% of 2005 North American coated freesheet production capacity and approximately 14% of North American coated groundwood production capacity, according to RISI. We believe our leading market position enables us to provide a broad spectrum of products and the operational flexibility to adapt to our customers’ specific coated paper needs.

Well positioned to benefit from strengthening pricing environment driven by reduced capacity and improved coated paper industry operating rates.    We believe that we are well positioned to benefit from expected price increases in the coated paper industry. Since June 2004, North American coated paper prices have been increasing, in part due to increased demand and decreased supply. Supply has decreased due to a decrease in production capacity in both North America and in Europe, which was caused primarily by the closure of some less efficient coated paper mills. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and Euro exchange rates which have affected the volume of coated paper imports from those jurisdictions into the United States, and other inflationary factors. According to RISI, North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, which RISI projects will result in a net reduction of approximately 400,000 tons of capacity in 2006. Also, RISI projects that North American operating rates are expected to increase from 89% in 2005 to 93% in 2006 and are projected to be between 92% and 95% from 2007 to 2010. Assuming that demand remains stable or increases, we believe the decrease in production capacity and the resulting higher operating rates will enable us to reduce or avoid market downtime in 2006 and to participate in improving industry pricing.

Strong relationships with attractive customer base.    We have long-standing relationships with leading publishers, commercial printers, specialty retail merchandisers and paper merchants. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our ten largest coated paper customers, which accounted for approximately 54% of our 2005 coated paper segment net sales, average more than 20 years. From 2003 to 2005, the revenues contributed by our top ten coated paper customers increased by approximately 21%, from approximately $832 million to approximately $1.0 billion. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

Attractive cost position driven by low cost manufacturing facilities.    According to RlSl, during the fourth quarter of 2005, our coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant capital investments made in our mills over the last ten years. We have made capital expenditures of approximately $1.2 billion over the last ten years, including maintenance capital expenditures. In addition, since January 2002, we have meaningfully reduced costs by consolidating operations and focusing on operational efficiency. For example, since January 2002, we reduced our salaried headcount by 21% and our hourly headcount by 15%, shut down five of our paper machines and closed one paper mill. We believe these cost reductions, combined with our ability to generate a substantial portion of our energy needs, adjust our mix of externally and internally sourced energy and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow in the future.

Efficient and integrated supply chain.    Coated paper customers have become increasingly focused on supply chain efficiency, reducing costs and minimizing lead times. We believe our fully-implemented scalable integrated ERP system provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

Experienced management team with proven track record.    Our senior management team averages approximately 18 years experience in the paper and forest products industry and our management team was instrumental in the integration of Mead and Westvaco and our transition to a stand-alone business. Since the Acquisition, our management team has improved our cost structure and generated meaningful cash flow, which has allowed us to pay down a significant amount of debt, which we believe will increase the earnings power of the business. Our Chairman and Chief Executive Officer, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper.

Products

Our principal product is coated paper, which represented 95% of our 2005 coated paper segment sales. We also sell uncoated paper and pulp.

Coated Paper

We are the largest coated paper manufacturer in North America based on production capacity, according to RISI. Coated papers are used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs, and direct mail advertising. Coated paper has a higher level of smoothness than uncoated paper, which is achieved by applying a coating that is typically clay-based, on the surface of the paper. As a result, coated paper achieves higher reprographic quality and printability.

Coated paper comes in coated freesheet and coated groundwood, which generally differ in price and quality. The chemically treated pulp used in freesheet applications produces brighter and smoother paper than the mechanical pulp used in groundwood papers. Coated freesheet papers comprised approximately 60% of the coated paper we produced in 2005. According to RISI, based on 2005 production capacity, we were one of the largest producers of coated freesheet papers in North America, accounting for approximately 22% of all North American production capacity in 2005. We produce coated freesheet papers in No. 1, No. 2 and No. 3 grades for higher-end uses such as corporate annual reports and high-end advertising and coated label paper with our C1S (coated one-side) paper line, which is used primarily for label and specialty applications. Coated groundwood papers, which represented 40% of the coated paper we produced in 2005, are typically lighter and less expensive than our coated freesheet products. According to RISI, based on 2005 production capacity, we were the third largest coated groundwood producer in North America, accounting for approximately 14% of all North American production capacity. We produce coated groundwood papers in No. 3 and No. 4 grades for use in applications requiring lighter paper stock such as magazines, catalogs and inserts. We also sell coated seconds, which are paper products that are damaged, defective or otherwise do not meet our quality specifications. Coated seconds are sold at a discount, typically to merchants for use by printers that have needs for these products.

Each of our paper grades is produced in a variety of weights, sizes and finishes, that can be gloss, dull or matte. The coating process changes the gloss, ink absorption qualities, texture and opacity of the paper to meet customers’ performance requirements. Most of our coated paper is shipped in rolls, while a portion is cut into sheets.

The following charts set forth our coated paper volume by type of grade and end-use:

Other Products

We also produce uncoated paper and pulp.

Uncoated paper is typically is used for business forms, business stationery, general printing paper and photocopy paper. We typically produce uncoated paper to fill unused capacity, such as when we have excess capacity on a paper machine, but not on a coater. Producing uncoated paper allows us to enhance our manufacturing efficiency.

Pulp is the primary raw material used in the production of printing, writing and packaging paper and tissue. Pulp is the generic term that describes the cellulose fiber developed from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes we use at our mills involve removing the glues, which bind the wood fibers to leave cellulose fibers. The pulp we sell, which is produced using chemical processes, is hardwood pulp, which is used primarily as the main ingredient for printing, writing and packaging paper, tissue and cardboard. We sell our pulp to manufacturers both domestically and internationally.

Manufacturing

We have four paper mills located in Kentucky, Maine, Maryland and Michigan. Our paper mills are integrated, meaning that we produce paper, pulp and energy at them. Much of the energy we produce at our mills is for our own use. Our mills have a combined annual production capacity of approximately 2.2 million tons of coated paper and approximately 25,000 tons of uncoated paper. The following table lists the products produced at each of our mills, as well as each mill’s approximate annual paper capacity:

Location	Products	Paper Capacity (short tons)

Escanaba, Michigan	Coated and uncoated paper	760,000 tons/year

Luke, Maryland	Coated paper	585,000 tons/year

Rumford, Maine	Coated paper and market pulp	625,000 tons/year(1)

Wickliffe, Kentucky	Coated and uncoated paper and market pulp	280,000 tons/year(2)

1)	Excludes approximately 85,000 tons of market pulp production capacity at this facility.

2)	Excludes approximately 120,000 tons of market pulp production capacity at this facility.

Over the past ten years, we have invested approximately $1.2 billion at our coated paper mills, including maintenance capital expenditures, to build, maintain and update our facilities, to enhance product mix, lower costs and meet environmental requirements. For example, our capital expenditures included rebuilding paper machines at our Luke, Maryland mill in 1997 and 1998 and a paper machine upgrade at our Wickliffe, Kentucky mill in 2004. These upgrades also included an upgrade of our papermaking technology to support our high-end coated grade lines.

From the completion of the merger between Mead and Westvaco in January 2002 through December 31, 2005, we have significantly reduced our costs by consolidating operations and focusing on operational efficiency. For example, we shut down five of our paper machines, closed one paper mill and reduced our maintenance costs by improving our annual shut-down maintenance procedures. We also enhanced our manufacturing efficiency by producing a large portion of our energy requirements. We intend to continue to reduce our costs per ton by further implementing best practices on a company-wide basis, rebuilding machines, enhancing our inventory and supply chain management and our manufacturing processes.

According to RISI, during the fourth quarter of 2005, the mills at which we produced our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago, assuming an average exchange rate during that period of $1.19 per Euro and an assumed cost per ton for freight to ship the paper from each mill to Chicago.

Paper production is energy intensive. During 2005, we produced approximately 50% of our coated paper energy requirements from steam produced during our chemical pulp manufacturing process. We obtained the remainder of our 2005 energy needs from third-party suppliers. The energy we purchase from third-party suppliers consists of electricity and fuel used by us to generate some of our own energy, primarily consisting of natural gas and coal. We purchase substantial portions of our coal and electricity needs under long-term supply contracts, most of which relate to a specific plant and are with a single provider. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices. We may be required to post letters of credit or other financial assurance obligations with our energy and other suppliers.

To produce our paper products, we begin by taking timber and removing the bark from it. The debarked timber is then cut into wood chips, which are placed into digester “cooking” vessels and mixed with various chemicals to produce pulp and then washed and bleached. To turn the pulp into paper, it is placed into a paper machine. Hardwood and softwood pulp is blended based on the desired paper characteristics.

To produce coated paper, uncoated paper is put through a coating process. We have both on-machine coaters which are integrated with our paper machines, and separate off-machine coaters. On-machine coaters generally are considered to be more efficient, while off-machine coaters generally are considered to have more flexibility.

Paper machines are large, complex machines that operate more efficiently when operated continuously. Paper machine production and yield decline when a machine is stopped for any reason. Therefore, we organize our manufacturing processes so that our paper machines and most of our paper coaters run almost continuously throughout the year. Some of our paper machines also offer us the flexibility to change the type of paper produced on the machine, which allows easier matching of production schedules and seasonal and geographic demand swings.

We are the general partner and have a 30% investment in Rumford Cogeneration Company, L.P., a joint venture created to generate power for us and for public sale. Under the limited partnership agreement relating to this investment, until 2014, we have an option to purchase all of our co-investor’s interests in the partnership for a purchase price equal to a formula specified in the limited partnership agreement based on net pre-debt cash flow of the partnership. As a result of the expiration of a fixed power rate agreement between Rumford Cogeneration Company and Central Maine Power at the end of 2005, sales of electricity generated from the Rumford facility are sold at market rates beginning in 2006.

Raw Materials and Suppliers

Wood fiber is our primary raw material. The primary sources of wood fiber are timber and its byproducts, such as wood chips. During 2005, we obtained approximately 12% of our timber and fiber for our coated paper mills from timberlands that previously were owned by Escanaba Timber, our parent, with the remainder purchased from third parties.

Contemporaneously with the consummation of the Acquisition, we entered into separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood for an initial term expiring December 31, 2016, with a one-time option for us to extend the term of the agreement pertaining to each applicable mill for an additional three year period. During November and December 2005, Escanaba Timber sold substantially all of its timberlands and we entered into amended and restated fiber supply and stumpage agreements with the new owners on similar terms and conditions as our prior agreements. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale.

The Escanaba and Wickliffe fiber supply agreements require the supplier to sell to each of the mills, and require us to purchase for each of the mills, a designated minimum number of tons of each type of pulpwood during the term. The annual minimum number of tons of pulpwood produced is approximately 500,000 and 140,000 for our Escanaba and Wickliffe mills, respectively, although we maintain the right to purchase a substantial portion of any additional pulpwood harvested during each year. Each agreement also grants us the right to purchase on the same terms and conditions a percentage of any additional pulpwood harvested during the term of the agreement as follows: 100% until December 31, 2010, 90% between January 1, 2011 and December 31, 2013 and 85% thereafter. Financial penalties are imposed if we do not purchase, or the supplier does not sell, the annual volume of pulpwood required under the agreement, unless the failure is the result of a “force majeure” event that would have prevented either party from performing its obligations.

The agreements provide for specified fair market prices at which we purchase each type of pulpwood based on comparable arms’ length sales of each product in the relevant market and the delivery distance between the forest and the mill or other delivery destination. Prices will be adjusted semi-annually based on the volume-weighted average of prices of comparable purchases by the applicable mill from other pulpwood suppliers during the prior six month period, subject to third party verification. Each agreement is subject to termination by either party upon a breach of the agreement by the other party that remains uncured for 60 days after notice is received, insolvency or bankruptcy events of the party or if an applicable mill ceases all pulping operations for more than 12 consecutive months.

The amount of timber we received each year from Escanaba Timber has varied according to the price and supply of wood fiber for sale on the open market and the harvest levels we and Escanaba Timber deemed appropriate in the management of its timberlands. We similarly expect the amount of timber we receive each year from the acquirers to vary according to the price and supply of wood fiber for sale on the open market and harvest levels.

For our Rumford, Maine mill, we have a long-term fiber supply agreement with Prime Timber LLC, an affiliate of Wagner Forest Management, Ltd., which expires on December 31, 2053. Under that agreement, all pulpwood that Prime Timber harvests from 640,000 acres of timberlands must be made available to us. Furthermore, until 2013, Prime Timber has agreed to make available to us a minimum specified supply of pulpwood.

We seek to fulfill substantially all of our timber needs with timber that is harvested by professional loggers trained in certification programs that are designed to promote sustainable forestry. We do not accept timber from old growth forests, forests of exceptional conservation value or rainforests. We also do not accept illegally harvested or stolen timber at our mills. We have formally notified our outside wood chip suppliers that we expect their wood supply will be produced by trained loggers in compliance with sustainable forestry principles. Our goal is to ensure that sustainable forestry trained loggers are used to supply essentially all timber and wood chips to our mills. We oppose and, through our participation in the American Forest and Paper Association and other industry organizations, are working against illegal logging in the United States and worldwide.

We also use chemicals in the production of paper. These include latex and starch, which we use to affix coatings to our paper, calcium carbonate, which brightens our paper, titanium, which makes our paper opaque, and other chemicals used to bleach or color our paper. We purchase these chemicals from various suppliers and are not dependent on a single supplier for any of our chemicals, although some of our specialty chemicals are available only from a small number of suppliers. All of our paper mills produce pulp. We use most of the pulp we produce, but sell excess pulp to third parties. For further information concerning our raw materials, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Selected Factors that Affect our Operating Results.”

Customers

We have a diversified customer base. We have long-standing relationships with leading publishers, paper merchants, commercial printers and specialty retail merchandisers. Our relationships with our ten largest customers, which contributed approximately 54% of our coated paper business segment sales for 2005, average over 20 years. Our key customers for coated paper include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley & Sons, in commercial printing; Williams-Sonoma, in specialty retailing; and Unisource Worldwide and xpedx, which are paper merchants.

During 2005, xpedx accounted for approximately 21% of our total coated paper business segment sales. No other customer accounted for more than 10% of our 2005 net sales. Some of our other purchase agreements are requirements contracts, while some are master agreements establishing terms and, in some cases, pricing mechanisms, by which sales to that customer will be made.

Sales, Marketing and Distribution

We sell our paper products primarily in the United States. Our products are sold directly by our own sales personnel to end-use customers, including Banta Corporation, Hearst Publications, R.R. Donnelley & Sons, McGraw Hill Companies, Pearson Education, QuadGraphics, QuebecorWorld, Time, Williams-Sonoma, and to select third-party merchants, including Unisource Worldwide and xpedx. Our sales force sells primarily to large customers, such as publishers, printers and specialty retail merchandisers. In addition, sometimes our sales professionals refer end-user customers to our merchants and encourage them to place orders through these merchants. We have approximately 100 sales professionals, some of which sell our products to third-party merchants.

As part of our customer service, we seek to provide value-added services to our customers. Within the merchant channel, we work closely with our customers to meet specifications, to ship a large portion of our products directly to end-users and to utilize joint marketing efforts when appropriate.

The locations of our paper mills, together with our distribution centers, also give us certain logistical advantages due to their close proximity to several major markets, including New York, Chicago and Atlanta. We have three major distribution facilities located in Bedford, Pennsylvania, Chicago, Illinois and Chillicothe, Ohio. In total, we own two warehouses and lease or use space in 22 warehouses owned by third parties. We use third parties to ship our products, by truck or rail. We utilize an integrated tracking system that tracks all of our products through the distribution process. Our customers can access order tracking information over the Internet.

Competition

The North American paper market is highly competitive. We compete based on a number of factors, including price, product availability, quality, breadth of product offerings, customer service and distribution capabilities.

In North America, we compete with both local coated paper production and imports from non-North American sources, principally from Europe and Asia. Our primary competitors with North American coated paper manufacturing operations are International Paper Company, Sappi Limited, Stora Enso Oyj and UPM-Kymmene Corporation. Foreign competition in North America is determined primarily by worldwide supply and demand for coated paper, particularly in Europe and Asia, the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, market prices in North America and other markets and the cost of ocean-going freight. Since 2004, imports of coated paper have been rising at a slower pace than from 2000 through 2003. We believe that this is largely due to an increase in demand in the Asian markets and a slowdown of European supply growth combined with an increase in demand in the European markets and less favorable exchange rates for European producers. For 2005, imports into the United States were down 4% from 2004 primarily as a result of strikes in Finland and at the Miramichi mill in Canada and slightly lower demand. UPM-Kymmene reported that the strike at the Miramichi mill was resolved and production resumed in September 2005. According to Reel Time, imports in 2006 may be higher as a result of new capacity brought online in China at the end of 2005.

Some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities. For a further discussion of competition in the paper industry see “Industry Overview.”

Information Technology Systems

We utilize integrated information technology systems that help us manage our product pricing, customer order processing, customer billing, raw material purchasing, inventory management, production controls and shipping management, as well as our human resources management, financial management and budgeting. Our information technology systems principally utilize third-party software.

On August 31, 2005, we entered into a Master Services Agreement with Accenture. Under the agreement, Accenture provides information technology services necessary to support our operations through January 31, 2012 and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture is also obligated to support and maintain third-party software and hardware currently used in our operations. The human resource services include maintenance and support of employee benefits, payroll and tax services. Accenture may immediately terminate the agreement in the event that we materially breach any of our duties and/or obligations under the agreement and fail to cause such breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the Master Services Agreement.

Intellectual Property

In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades, which do not comprise a large portion of our business. We hold foreign and domestic patents as a result of our research and product development efforts. We also own registered trademarks for some of our products. Although, in the aggregate, our patents and trademarks are material to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Employees

As of December 31, 2005, we had approximately 4,300 coated paper business segment and corporate employees, after reflecting for the sale of our carbonless papers segment. Approximately 67% of our employees are represented by labor unions, principally by United Steelworkers, or USW, and the International Brotherhood of Electrical Workers, or IBEW. Our five collective bargaining agreements with USW expire at various times between August 2006 and June 2010. Our three collective bargaining agreements with IBEW expire at various times between July 2007 and January 2009.

We have not experienced any significant work stoppages or employee-related problems that had a material effect on our operations over the last five years. We consider our employee relations to be good.

Environmental and Other Governmental Regulations

Our operations are subject to Federal, state and local environmental laws and regulations, including, but not limited to, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, storage, treatment and disposal of materials and waste, remediation of soil, surface water and ground water contamination, and liability for damages to natural resources. In addition, we are required to obtain and maintain environmental permits in connection with our operations. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for any failure to comply.

Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including by the operation of a number of landfills. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or another location where we have disposed of, or arranged for the disposal of, wastes. While we believe, based upon current information, that we are in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines or penalties for any failure to comply with any environmental, rule or regulation. See “Risk Factors — Risks Related to Our Business and Our Indebtedness — We are subject to various environmental regulations that could impose substantial costs upon us and may adversely impact our operating performance.” Also see “— Legal Proceedings” for information concerning certain pending environmental proceedings. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. Furthermore, in connection with the sale of our carbonless paper business, we agreed to indemnify the purchaser for certain environmental liabilities, subject to a limit of $16 million on certain specified indemnification obligations by us to the purchaser.

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In connection with compliance with environmental laws and regulations, we incurred capital expenditures of approximately $10 million in 2005, and we expect to incur capital expenditures of $16 million in 2006 and $27 million in 2007 in order to maintain compliance with applicable Federal, state and local environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures. A significant portion of anticipated environmental capital expenditures in 2006 and 2007 will be spent in connection with new emission control technology that may be required to comply with the Federal Clean Air Act and our implementation of the Cluster Rule issued by the EPA in 1998. The Cluster Rule regulations established requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by the year 2006. Compliance with the Cluster Rule requires integrated pulp and paper mills to install control equipment to limit the release of certain pollutants into the air and water. In addition, our mills will incur increased operating expenses associated with compliance with the Cluster Rule regulations and the operation of the control equipment.

Our operations also are subject to a variety of worker safety laws. The Occupational Safety and Health Act, the U.S. Department of Labor Occupational Safety and Health Administration Regulations and analogous state laws and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

Properties and Facilities

Our headquarters is located in Dayton, Ohio. We own four mills where we produce our paper products. We believe that we have sufficient capacity at our manufacturing facilities to meet our production needs for the foreseeable future. In addition, we lease space or have third party arrangements to utilize space in 22 distribution facilities. All of our owned facilities are held as collateral under our various debt agreements. The following table lists the purpose of each of our significant facilities, as well as whether the facility is owned or leased:

Location	Purpose	Owned or Leased/Expiration
Dayton, Ohio	Corporate Headquarters	Leased/March 2007
Chillicothe, Ohio	Warehouse & Converting	Owned
Escanaba, Michigan	Paper Mill	Owned
Luke, Maryland	Paper Mill	Owned
Luke, Maryland	Warehouse & Converting	Leased/August 2008
Rumford, Maine	Paper Mill	Owned
Wickliffe, Kentucky	Paper Mill	Owned

Legal Proceedings

In 1998 and 1999, the EPA issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill that we are acquiring in connection with the Acquisition, alleging violation of the PSD regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against the predecessor of MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain necessary PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. In 2001, the Court granted MeadWestvaco’s Motion for Partial Dismissal and dismissed the EPA’s claims for civil penalties under the major counts of the complaint. Discovery is proceeding in connection with the remaining claims and no trial date has been set. In October 2005, the parties made their closing arguments on the first phase of this case, and each party has filed for summary judgment in its favor. The Court has not ruled on these motions. MeadWestvaco has agreed to indemnify us for certain liabilities, if any, under these claims. MeadWestvaco will not indemnify us for litigation losses arising from the design, installation or construction of a scrubber-compliant baghouse, to the extent such costs are considered capital spending, as defined in the purchase agreement relating to the Acquisition, at our mill in Luke, Maryland. In the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the installation of additional pollution control equipment. See “Risk Factors — Risks Relating to Our Business — Litigation could be costly and harmful to our business.” In addition, MeadWestvaco will not indemnify us for litigation losses resulting from any increased operation costs at our mill in Luke, Maryland unless such costs exceed $2 million annually within five years after resolution of the claims.

In addition, we are involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, financial condition or results of operations. See “Business — Environmental and Other Governmental Regulations.”

MANAGEMENT

NewPage Holding is a holding company and conducts all of its operations through NewPage Corporation and its subsidiaries. The boards of directors and executive officers of NewPage Holding and NewPage Corporation are as set forth below.

Name	Age	Position
Mark A. Suwyn	63	Chief Executive Officer and Chairman of the Board of Directors of NewPage Corporation and NewPage Holding
Charles J. Aardema	47	Vice President, Human Resources and Communications of NewPage Corporation and NewPage Holding
Daniel A. Clark	47	Chief Information Officer and Vice President of Order Management of NewPage Corporation and NewPage Holding
Douglas K. Cooper	58	Vice President, General Counsel and Secretary of NewPage Corporation and NewPage Holding
Matthew L. Jesch	41	Chief Financial Officer and Vice President of NewPage Corporation and NewPage Holding
George F. Martin	49	Vice President, Coated Operations of NewPage Corporation and NewPage Holding
James C. Tyrone	51	Senior Vice President, Sales and Marketing of NewPage Corporation and NewPage Holding
Richard D. Willett, Jr.	36	Chief Operating Officer and President of NewPage Corporation and NewPage Holding
Robert M. Armstrong	67	Director of NewPage Corporation and NewPage Holding
David J. Prystash	44	Director of NewPage Corporation and NewPage Holding
John W. Sheridan	51	Director of NewPage Corporation and NewPage Holding
Robert S. Silberman	48	Director of NewPage Corporation and NewPage Holding
Gerald Porter Strong	61	Director of NewPage Corporation and NewPage Holding
Lenard B. Tessler	53	Director of NewPage Corporation and NewPage Holding
Michael S. Williams	57	Director of NewPage Corporation and NewPage Holding
Alexander M. Wolf	31	Director of NewPage Corporation and NewPage Holding
Steven E. Wynne	54	Director of NewPage Corporation and NewPage Holding

Biographies

Mark A. Suwyn has been the chief executive officer of NewPage Corporation, NewPage Holding and Escanaba Timber since April 2006 and acted in that capacity on an interim basis from March 2006 to April 2006 on an interim basis. Mr. Suwyn has been the chairman of NewPage Corporation’s board of directors and the board of directors of NewPage Holding, Escanaba Timber and Maple Timber Acquisition since May 2005. Mr. Suwyn was chairman and chief executive officer of Louisiana-Pacific Corporation from 1996 until his retirement in 2004. Mr. Suwyn serves as a board member of Ballard Power Systems Inc., Bluelinx Holdings, Inc. and United Rentals Inc. Mr. Suwyn served on the compensation committee of Ballard Power Systems Inc. until March 1, 2006.

Charles J. Aardema has been NewPage Corporation’s and NewPage Holding’s vice president of human resources and communications since May 2005. Prior to that, from June 2004 until May 2005, Mr. Aardema was vice president of human resources for MeadWestvaco’s printing and writing papers business. Prior to that, since February 2002 he was the director of human resources for MeadWestvaco. He was director of human resources for the Mead Corporation from 1999 until February 2002.

Daniel A. Clark has been NewPage Corporation’s and NewPage Holding’s chief information officer and vice president of order management since May 2005. Mr. Clark first joined Mead

Corporation in 1983, most recently serving as vice president of order management since February 2002. Prior to that, Mr. Clark served in various capacities at the Mead Corporation, including vice president of order management and information technology for the Paper Division of Mead Corporation and manager of information technology operations for the Zellerbach distribution division of Mead Corporation.

Douglas K. Cooper has been NewPage Corporation’s and NewPage Holding’s vice president, general counsel and secretary since November 2005. Prior to joining us, Mr. Cooper was counsel to Arent Fox PLLC since 2004. From 2001 to 2003, Mr. Cooper was senior vice president of law for GDX Automotive in Farmington Hills, Michigan. From 1997 to 2001, he served as executive vice president, general counsel and secretary for Peregrine Incorporated. Previously, he was employed by Leaseway Transportation Corp. in Beachwood, Ohio, as vice president, operations law.

Matthew L. Jesch is NewPage Corporation’s and NewPage Holding’s chief financial officer and vice president. Mr. Jesch joined Mead Corporation in 1987, most recently serving as vice president of finance and strategy of the MeadWestvaco printing and writing papers business since 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Jesch served in various capacities at the Mead Corporation’s Papers Division, including vice president of economics, strategy and information technology, vice president of information technology and ERP and director of ERP.

George F. Martin has been NewPage Corporation’s and NewPage Holding’s vice president of coated operations since May 2005. Prior to that, he served as vice president of operations of the Escanaba Mill of MeadWestvaco’s printing and writing papers business since February 2003. From February 2002 to February 2003, he was the director of integration for MeadWestvaco’s Papers Group. Prior to that he was production manager of the Luke Mill of Westvaco since 1997.

James C. Tyrone has been NewPage Corporation’s and NewPage Holding’s senior vice president of sales and marketing since May 2005. Mr. Tyrone joined Mead Corporation in 1990, most recently serving as senior vice president of sales and marketing for MeadWestvaco’s printing and writing papers business since February 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Tyrone served in various capacities at the Mead Corporation, including vice president of sales and marketing for the Papers Division, president of the Fine Paper Division and vice president and general manager for the carbonless business unit. Mr. Tyrone is a member of American Forest & Paper Association’s Printing-Writing Executive Committee, Printing-Writing Steering Committee and Publication Papers Committee. Mr. Tyrone is also a member of the board of directors of NPTA Alliance.

Richard D. Willett, Jr. has been NewPage Corporation’s and NewPage Holding’s president and chief operating officer since April 2006. Previously, Mr. Willett was executive vice president and chief operating officer of Teleglobe International Holdings Ltd. since January 2005, prior to which he served as chief financial officer and executive vice president since June 2004 and chief financial officer and vice president of operations of Teleglobe Canada ULC and Teleglobe America Inc. since June 2003. Mr. Willett served as a consultant to Cerberus with respect to the acquisition of the core businesses of Teleglobe Inc. and its subsidiaries by TLGB Acquisition, an affiliate of Cerberus, from October 2002 until May 2003. Prior to Cerberus and Teleglobe, Mr. Willett had a progression of responsibilities at GE over 11 years up to the executive level, including chief financial officer of GE Superabrasives, Inc. from 2000 to 2002, and as an executive audit manager for various units of GE Capital Services from 1999 to 2000. In addition, Mr. Willett had numerous global assignments on GE’s corporate internal audit staff over five years and various engineering and product management roles in GE Plastics.

Robert M. Armstrong has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. Since 1985, Mr. Armstrong has been a trustee and audit committee member of the Quant Funds, a group of publicly traded mutual funds sponsored by

US Boston Capital Corp. Mr. Armstrong was a private career consultant from 1998 to 2001. Prior to that, Mr. Armstrong was Chief Financial Officer of Property Capital Associates. Mr. Armstrong was Director of Alumni Career Services for Harvard Business School from 1991 to 1997.

David J. Prystash has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. Mr. Prystash has been controller, global product development at Ford Motor Company since June 2005. From July 2003 to December 2004 he was executive director, preowned and vehicle remarketing strategy at Ford. From August 2001 to May 2003 he served as controller, North American product programs at Ford. From January 2000 to July 2001, he served as director, corporate business development at Ford. Mr. Prystash serves on the board of directors of Ballard Power Systems, Inc.

John Sheridan has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. In February 2006, Mr. Sheridan was appointed chief executive officer of Ballard Power Systems, Inc., after serving as interim chief executive officer since October 2005. Since 2003, Mr. Sheridan served in various positions in Ballard Power Systems, Inc. and served as the chairman of the board of Ballard Power Systems, Inc. from June 2004 until February 2006. Mr. Sheridan served as the President and chief operating officer of Bell Canada from 2000 to 2003.

Robert S. Silberman has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Silberman has been chairman of the board of Strayer Education, Inc. since February 2003, and chief executive officer of Strayer since March 2001 when he also began serving as a board member. He was Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. He also serves on the board of directors of Covanta Holding Corporation.

Gerald Porter Strong has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. From May 2003 to March 2006, Mr. Strong was a director and the president and chief executive officer of Teleglobe Canada ULC and Teleglobe America Inc. Mr. Strong served as a consultant to Cerberus with respect to the acquisition of Teleglobe’s core business from June 2002 until May 2003. From 1997 through mid-1991, he served as president and CEO of MCI WorldCom International. Prior to joining MCI WorldCom, he served as the chief executive officer of Sears PLC from 1992 through 1997 and as a marketing and operations director of British Airways from 1988 through 1991.

Lenard B. Tessler has been a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition since May 2005. Mr. Tessler is a managing director of Cerberus Capital Management, L.P., an affiliate, which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler serves as a member of the board of directors of BlueLinx Holdings Inc.

Michael S. Williams has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Williams has been a managing director for Cerberus Capital Management, L.P. since October 2004. Mr. Williams was the President & CEO of WAM!NET Government Series Inc. from February 2002 through October 2004. From December 2000 through January 2002, Mr. Williams was President and General Manager of Systems & Technology for the Global Telecommunications Division of Lockheed Martin.

Alexander M. Wolf has been a member of the board of directors of NewPage Corporation, NewPage Holding, Escanaba Timber and Maple Timber Acquisition since May 2005. Mr. Wolf has been a managing director of Cerberus Capital Management, L.P. since March 2006, and was a Senior Vice President from April 2004 through February 2006 and a Vice President from December 2001 through March 2004.

Steven E. Wynne has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Wynne has been the President and Chief Executive Officer of Sport Brands International Ltd. since March 2004. From April 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon, law firm of Ater Wynne LLP. Mr. Wynne served as Acting Senior Vice President and General Counsel of FLIR Systems, Inc. from April 2002 through March 2003. Mr. Wynne was formerly Chairman and Chief Executive Officer of eteamz.com from June 2000 through January 2001. He also serves on the board of directors of FLIR Systems, Inc. and Planar Systems, Inc.

Summary Compensation Table

The following table sets forth information concerning the compensation for our then chief executive officer and our four other most highly compensated executive officers at the end of 2005. The compensation amounts referred to below do not reflect participation in any MeadWestvaco stock-based incentive plan. The amounts for 2005 represent the sum of compensation paid by MeadWestvaco for service through April 30, 2005 and compensation paid by us for service after that date. The amounts for prior years represent compensation paid by MeadWestvaco.

	Annual Compensation			Other Annual Compen- sation(2)		Long-term Compensation(5)		All Other Compen- sation(3)
Name and Principal Position	Year	Salary	Bonus(1)			Restr. Stock Awards	LTIP Payouts
Peter H. Vogel, Jr.(4) President and Chief Executive Officer	2005 2004 2003	$377,044 318,223 283,947	$520,108 180,400 110,000	$	— 50,973 177,046	$547,500 — —	$213,960 107,000 35,700	$34,696 19,303 21,799

Charles J. Aardema Vice President, Human Resources and Communications	2005 2004 2003	$187,567 166,695 162,030	$125,592 39,488 35,373		— — —	63,876 — —	— — —	19,262 10,448 6,458

Daniel A. Clark Chief Information Officer and Vice President of Order Management	2005 2004 2003	225,844 213,033 212,301	278,825 50,501 15,181		— 20,975 49,702	127,750 — —	— — —	19,680 10,021 11,122

Matthew L. Jesch Vice President and Chief Financial Officer	2005 2004 2003	237,031 203,773 201,791	290,525 62,000 25,182		— 13,225 19,449	209,875 — —	— — —	15,978 9,751 10,291

James C. Tyrone Senior Vice President, Sales and Marketing	2005 2004 2003	304,835 287,004 286,421	389,604 145,000 39,688		— 28,289 14,227	209,875 — —	213,960 107,000 35,700	34,725 15,697 16,199

(1)	Consists of annual incentive payments for 2005 and retention bonuses paid by MeadWestvaco and signing bonuses paid by us at the time of the Acquisition.

(2)	Consists of interest on deferred compensation accounts in excess of applicable Federal tax rates paid by MeadWestvaco.

(3)	Consists of (i) matching payments to a deferred compensation plan by MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, (ii) matching payments to a 401(k) plan by NewPage Corporation or MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, (iii) the payment of executive life insurance premiums by MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, and (iv) payment of financial consulting services by MeadWestvaco for Messrs. Vogel and Tyrone.

(4)	Mr. Vogel resigned as a director and as president and chief executive officer as of March 1, 2006.

(5)	The above table excludes distributions in respect of the timber series interests of Maple Timber Acquisition LLC. Long-term compensation includes restricted interests in Maple Timber Acquisition and LTIP payouts received from MeadWestvaco.

Compensation of Directors

Our directors who are not employees of NewPage Holding, NewPage Corporation or Cerberus receive an annual retainer of $50,000 plus certain additional amounts for attending meetings and serving as a member or chairman of a committee. In addition, prior to the consummation of this offering, we granted              shares of restricted stock to each of our directors who are not employees of NewPage Holding, NewPage Corporation or Cerberus. These shares of restricted stock will vest over three years in equal annual installments or automatically upon a change of control of NewPage Holding, removal of the director, other than for “cause” as defined in the applicable restricted stock agreement, or if the director is not nominated for re-election.

All directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a compliance committee.

Our audit committee consists of John W. Sheridan, Robert M. Armstrong and David J. Prystash, each of whom are independent directors. Mr. Sheridan serves as the chairman of the audit committee. Duties of the audit committee include:

•	appointing or replacing independent accountants;

•	meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

•	reviewing the results of the annual examination of our financial statements and periodic internal audit examinations;

•	reviewing and approving the services and fees of our independent accountants;

•	monitoring and reviewing our compliance with applicable legal requirements; and

•	performing any other duties or functions deemed appropriate by our board of directors.

Our board of directors has not yet designated an audit committee financial expert for our audit committee.

Our compensation committee consists of Michael S. Williams, Robert S. Silberman and Alexander Wolf. Mr. Williams serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

Our compliance committee consists of Steven E. Wynne, Robert S. Silberman and Gerald Porter Strong. Mr. Wynne serves as the chairman of the compliance committee. Duties of the compliance committee include the oversight of our policies, programs and procedures to ensure compliance with relevant laws.

Because we are a “controlled company” within the meaning of New York Stock Exchange rules, we qualify for and intend to rely on exemptions from certain corporate governance requirements. See “Risk Factors—We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employment Agreement/Employment Letters

General

Mark Suwyn is a party to an employment agreement, providing that effective April 13, 2006 Mr. Suwyn will serve as chairman and chief executive officer for three years for an annual base salary of $750,000 and a bonus of up to 100% of his base salary. At any time on or after the first anniversary of the effective date of the employment agreement and prior to the end of the term, our board may request that Mr. Suwyn retire as chief executive officer but remain as chairman of the board, in which case Mr. Suwyn will receive an annual consulting fee of $500,000. Under a prior consulting agreement, he received a signing bonus of $697,500 at the completion of the Transactions and received a fee of $500,000 per annum as compensation for serving as our chairman and the chairman of the board of NewPage Corporation and Maple Timber Acquisition prior to April 2006.

Each of Messrs. Aardema, Clark, Cooper, Jesch, Martin and Tyrone are subject to employment letters under which each of them were paid an annual base salary of $190,000, $225,000, $235,000, $250,000, $235,000 and $310,000, respectively, and each of them received a signing bonus of $81,375, $162,750, $94,080, $267,375, $162,750 and $267,375, respectively, at the completion of the Transactions or upon beginning employment. Beginning in 2006, each of them will be eligible to receive an annual bonus of 35%, 40%, 45%, 50%, 45% and 65% of his base salary, respectively, for achieving performance targets specified in his employment letter. Mr. Willett is subject to an employment agreement providing for an annual base salary of $450,000 and a bonus of up to 100% of his base salary (prorated for 2006).

Termination Provisions

If any of the foregoing executives is terminated without “cause” or terminates his employment with “good reason,” as those terms are defined in the applicable employment agreement or employment letter, in addition to receiving accrued base salary and accrued benefits to the date of termination, such executive will receive the following after executing an irrevocable employment release:

(1)	the pro rata portion of his bonus for the year of termination based on the number of days worked during that year and (a) if the date of termination is prior to June 1, based on his bonus from the prior year or (b) if the date of termination is on or after June 1, based on what his bonus would have been had he not been terminated;

(2)	(a) in the case of the foregoing executives other than Mr. Suwyn and Mr. Willett, an amount equal to twice his base salary less his purchase price for the paper series units of Maple Timber Acquisition purchased by him, but if the termination of his employment is within 12 months following a significant acquisition of a company of similar size by us, the amount will be equal to three times his base salary less his purchase price for those securities; however, if at the time of his termination, the fair market value of the paper series Class A Common Percentage Interests is less than his purchase price, he will also receive that difference or (b) in Mr. Suwyn’s case, an amount equal to one times his base salary and (c) in Mr. Willett’s case, an amount equal to two times his base salary;

(3)	continuation of welfare benefits for 24 months after his termination date or until he is hired by another company and is eligible to receive its benefits;

(4)	payment for unused accrued vacation time; and

(5)	other than Mr. Suwyn, outplacement services substantially similar to those provided in our severance plan.

If the employment of any of the foregoing executives is terminated for any other reason, other than death or disability, he will not be entitled to any severance payments other than salary and benefits accrued through the termination date. If the employment of any of the executives terminates due to death or disability, the executive or his estate will be entitled to receive the pro rata bonus referred to in clause (1) above and payment of unused accrued vacation time.

If our board requests that Mr. Suwyn resign as chief executive officer and remain as chairman of the board, Mr. Suwyn will be entitled to receive a prorated bonus for the year of termination calculated as the product of the bonus that would have been payable to him for the year of termination and a fraction, the numerator of which is the number of days in the then current fiscal year through the date of termination and the denominator of which is 365, but in no event may this fraction be less than one half.

Non-Competition Provisions

Each of the foregoing executives is subject to a non-competition and non-solicitation restriction for one year following termination of employment for any reason, other than Mr. Willett, who is subject to a two year non-competition and non-solicitation restriction.

Former Chief Executive Officer

Mr. Vogel resigned as a director and as president and chief executive officer of NewPage Corporation and NewPage Holding, effective March 1, 2006. Mr. Vogel was subject to a three-year employment agreement with us under which he served as the chief executive officer and president of NewPage Holding, NewPage Corporation and Escanaba Timber. Mr. Vogel was paid an annual base salary of $400,000 and, beginning in 2006, was eligible to receive an annual bonus equal to 100% of his base salary if he met performance targets specified in his employment agreement. Under Mr. Vogel’s separation agreement, subject to his execution and nonrevocation of a general release, Mr. Vogel will receive a severance payment equal to $252,500, payment for accrued but unused vacation in 2006 equal to $46,154, a pro rata bonus for the year of termination equal to $66,667, continued welfare benefits for 24 months following the termination date at the same contribution rate that Mr. Vogel paid while employed by us and up to one year of outplacement services. Under a Repurchase Agreement, dated April 5, 2006, between Maple Timber and Mr. Vogel, Maple Timber agreed to repurchase all of Mr. Vogel’s Paper Class A Common Percentage Interests and Paper Class B Common Percentage Interests for an aggregate of $7 million on May 16, 2006, subject to the satisfaction of certain conditions. Mr. Vogel is subject to non-competition and non-solicitation restrictions for one year following his resignation.

Management Restricted Percentage Interests

The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. The Class A, Class B and Class C Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $150 million in distributions and the Class C Common Percentage Interests will participate in the equity of our business only after the Class A and Class B Common Percentage Interests together have received an additional aggregate distribution of $111,164,000.

Messrs. Suwyn, Jesch and Tyrone own 3.0%, 1.2% and 1.2%, respectively, of the Class A Common Percentage Interests and Messrs. Clark, Martin, Aardema and Cooper each own less than 1% of the Class A Common Percentage Interests. Messrs. Suwyn, Jesch, Tyrone, Clark, Martin, Aardema and Cooper own 26.2%, 10%, 10%, 6.1%, 6.1%, 3.1% and 3.1%, respectively, of the Class B Common Percentage Interests. Mr. Willett owns 100% of the Class C Common Percentage Interests. In addition, certain other members of NewPage Corporation’s management acquired Class A and Class B Common Percentage Interests relating to our business aggregating approximately 1% and 9.2% of the percentage interests of each class, respectively. Furthermore, certain other members of NewPage Corporation’s management were issued options to purchase Class A Common Percentage Interests. Each of our named executive officers and other members of management who own equity interests in Maple Timber Acquisition have entered into a five year lock-up agreement with Maple Timber Acquisition, subject to certain limited exceptions. If certain entities affiliated with Cerberus have received the full amount of their preferred return and sell or redeem any of their Class A Common Percentage Interests, then our named executive officers and other members of management who own interests in Maple Timber Acquisition will be entitled to sell the same percentage of their Class A Common Percentage Interests.

Of the Class A and Class B Common Percentage Interests, 50% will vest over time, of which 20% vested immediately upon grant, 40% will vest at December 31, 2006 and another 40% will vest at December 31, 2007. The other 50% of the percentage interests will vest only if performance targets are met during 2006 and 2007. All Class A and Class B Common Percentage Interests issued to NewPage Corporation’s named executives officers will vest only to the extent the applicable named executive officer remains employed by NewPage Corporation on each vesting date or, in the case of Mr. Suwyn, if Mr. Suwyn remains chairman of NewPage Corporation on each vesting date. However, all Class A and Class B Common Percentage Interests held by a named executive officer and chairman of NewPage Corporation will automatically vest upon a “change of control” or an “initial public offering,” as each term is defined in the executive purchase agreements.

Of the Class C Common Percentage Interests, 50% will vest in three equal annual installments commencing on May 1, 2007, subject to Mr. Willett remaining employed by us on each vesting date. The other 50% of the Class C Common Percentage Interests will vest in three equal annual installments commencing on May 1, 2007 only if performance targets are met and subject to Mr. Willett remaining employed by us on each vesting date. All of the Class C Common Percentage Interests will vest upon a “change of control.” In the event of an “initial public offering,” 50% of the Class C Common Percentage Interests subject to vesting will vest upon consummation of the initial public offering and if Mr. Willett is then employed by us, and the other 50% of the Class C Common Percentage Interests subject to vesting will remain subject to the original vesting schedule.

If a holder of Class A or Class B Common Percentage Interests is terminated with “cause” or resigns without “good reason,” Maple Timber Acquisition may purchase from that named executive officer and that named executive officer must sell to Maple Timber Acquisition, all (a) vested Class A and Class B Common Percentage Interests held by him at fair market value and (b) non-vested Class A and Class B Common Percentage Interests held by him at the lesser of 50% of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC, an affiliate of Cerberus, will have the right to repurchase the percentage interests on the same terms. If a holder of Class A or Class B Common Percentage Interests is terminated without “cause” or resigns with “good reason,” Maple Timber Acquisition must purchase all of the Class A and Class B Common Percentage Interests held by the holder for fair market value.

If Mr. Suwyn is terminated with “cause” or resigns voluntary, his vested Class A and Class B Common Percentage Interests are subject to repurchase at fair market value and his non-vested Class A and Class B Common Percentage Interests are subject to repurchase at the lesser of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC, an affiliate of Cerberus, will have the right to repurchase the percentage interests on the same terms. If Mr. Suwyn is terminated without “cause,” his vested and unvested percentage interests must be repurchased by Maple Timber Acquisition at fair market value.

If Mr. Willett is terminated with “cause” or resigns without “good reason,” Maple Timber Acquisition may purchase from Mr. Willett all vested Class C Common Percentage Interests held by him at fair market value and non-vested Class C Common Percentage Interests for the lesser of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC will have the right to repurchase the percentage interests on the same terms. If Mr. Willett is terminated without “cause” or resigns with “good reason,” Maple Timber Acquisition must purchase from Mr. Willett all of the Class C Common Percentage Interests held by him for fair market value.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

Prior to the consummation of this offering, NewPage Holding is a wholly-owned subsidiary of Escanaba Timber, which in turn is a wholly-owned subsidiary of Maple Timber Acquisition. The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business, the paper series, and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. Each of these series differ with respect to the right to receive dividends and distributions upon liquidation. See “Management — Management Restricted Percentage Interests.”

The following table sets forth information with respect to the beneficial ownership of our common stock as of                     , 2006 by:

•	each person who is known by us to beneficially own 5% or more of our outstanding common stock;

•	each member of our board of directors;

•	each of the executive officers named in the table under “Management — Summary Compensation Table”; and

•	all members of the boards of directors of NewPage Holding and the executive officers named above, as a group.

The beneficial ownership information below assumes that all of the equity interests in Maple Timber Acquisition have vested. The following table does not reflect interests in Maple Timber Acquisition that pertain to the series of equity interests not relating to our business.

	Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After Offering(1)
Name and Address of Beneficial Owner	Number	Percent(%)	Number	Percent(%)
Stephen Feinberg(2)
Peter H. Vogel, Jr.(3)(5)
Charles J. Aardema(3)(4)
Daniel A. Clark(3)(4)
Douglas K. Cooper(3)(4)
George F. Martin(3)(4)
Michael L. Marziale(3)(4)
Matthew L. Jesch(3)(4)
James C. Tyrone(3)(4)
Richard D. Willett, Jr.(3)(4)
Mark A. Suwyn(3)(4)
Robert M. Armstrong
David J. Prystash
John W. Sheridan
Robert S. Silberman
Gerald Porter Strong
Lenard B. Tessler
Michael S. Williams
Alexander M. Wolf
Steven E. Wynne
Directors and executive officers as a group (17 persons)

*	Denotes beneficial ownership of less than 1% of the class of units.

(1)

All shareholdings reflected in the table above reflect indirect beneficial ownership in NewPage Holding held through membership interests in Maple Timber Acquisition. Since the ownership interests in Maple Timber Acquisition are based, in part, upon distributions actually made to the holders of its securities, for the purposes of this table we are assuming that the value of our common stock is determined at the assumed initial offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) and that Maple Timber Acquisitions would distribute that value as of the date of such determination. We are also assuming that the underwriters’ over-allotment option has not been exercised.

(2)	One or more affiliates of Cerberus owns 88.6% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 100% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition. Stephen Feinberg exercises sole voting and investment authority over all of Maple Timber Acquisition’s securities owned by the affiliate(s) of Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 88.6% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 100% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition. The address for Mr. Feinberg, is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(3)	The address for the listed person is c/o NewPage Corporation, Courthouse Plaza, NE, Dayton, Ohio 45463.

(4)	All such persons hold through Class A Common Percentage Interests and Class B Common Percentage Interests or Class C Common Percentage Interests of the paper series of Maple Timber Acquisition. See “Management — Management Restricted Percentage Interests.”

(5)	Mr. Vogel resigned as a director and as president and chief executive officer of NewPage Corporation and NewPage Holding, effective March 1, 2006. Mr. Vogel has agreed to sell all of his Paper Class A Common Percentage Interests and Class B Common Percentage Interests to Maple Timber. See “Employment Agreements/Employment Letters — Former Executive Officer.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fiber Supply Agreements with Escanaba Timber

Contemporaneously with the consummation of the Acquisition, we entered into separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. We believe that the terms of these agreements were the same as if they were determined on an arms length basis.

During November and December 2005, Escanaba Timber sold substantially all of its timberlands. In connection with the sales, we entered into amended fiber supply agreements with unaffiliated third parties. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale. For a further description of the fiber supply agreements, see “Business — Raw Materials and Supplies.”

Basket Option Contract

On April 6, 2005, Cerberus entered into the Basket Option Contract with J. Aron & Company. Concurrently, with the completion of the Acquisition Transactions, Cerberus assigned all of its rights under the Basket Option Contract, to NewPage Corporation and NewPage Corporation assumed all of Cerberus’ obligations thereunder. For a further description of the Basket Option Contract, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Basket Option Contract.” Since the Basket Option Contract was originally entered into by Cerberus and J. Aron & Company, an unaffiliated third party, we believe that the terms are materially consistent with those that would have been obtained in a transaction with an unaffiliated third party.

Escanaba Timber Profits Interest

Certain of our and NewPage Corporation’s executive officers and directors, including Messrs. Aardema, Clark, Jesch, Martin, Tyrone and Suwyn, in addition to owning paper series units of Maple Timber Acquisition specified in “Management — Management Restricted Percentage Interests,” also own profits interests in the timber series of Maple Timber Acquisition. As a consequence, in the aggregate, these persons participate in up to approximately 10% of the profits of Escanaba Timber, but only after the other holders of the capital interests in the timber series receive a return of their capital, a preferred return thereon, plus $240 million in distributions.

Allocation and Services Agreement with Escanaba Timber

Contemporaneously with the consummation of the Acquisition, we entered into an allocation and services agreement with Escanaba Timber. We believe that the terms of the allocation and service agreement are materially consistent with those terms that would have been obtained in an agreement with an unaffiliated third party. The agreement provides for us and Escanaba Timber to cooperate on post-closing purchase price adjustment matters and to allocate between us and Escanaba Timber rights and responsibilities relating to any post-closing purchase price adjustments required under the purchase agreement.

The agreement also provides for an allocation of all fees, costs and expenses related to the Acquisition from MeadWestvaco between us and Escanaba Timber, based on whether the fee, cost or expense is clearly attributable to the Acquisition and financing of our business or the timberlands. To the extent any such fees, costs or expenses are not clearly attributable to the Acquisition of our business or the timberlands, they will be allocated generally based on a good faith determination of the portion of the fee, cost or expense that relates to the Acquisition and/or financing of the timberlands and our business. The agreement also assigns rights and responsibilities under the purchase agreement, whereby we maintain all rights and responsibilities under the purchase agreement relating to the Acquisition of MeadWestvaco’s paper business and Escanaba Timber maintains all rights and responsibilities under the purchase agreement relating to the Acquisition of the timberlands.

The agreement also provides for us to furnish administrative, financial, accounting, tax, human resources, procurement, information technology and other related services to Escanaba Timber. To the extent these services were provided through the transition services being provided to us under the transition service agreements we entered into with MeadWestvaco at the closing of the Acquisition, we charged Escanaba Timber a portion of the cost charged to us by MeadWestvaco for these services, based on the anticipated proportionate use of such services by each of us and Escanaba Timber. We have agreed to continue to provide these services directly to Escanaba Timber for an additional five years after the termination or expiration of the transition agreements with MeadWestvaco, subject to Escanaba Timber’s right to terminate any such services at any time during the five year period.

We also provide certain other services to Escanaba Timber, including by making available to Escanaba Timber the services of certain members our senior management on a limited basis for operational and management support. We charge Escanaba Timber for these services based on proportionate costs. We have agreed to make these services available for up to five years. We also sublease or license office space to Escanaba Timber at each of our Escanaba and Wickliffe mill locations, at a cost allocated based on the relative usage by us and Escanaba Timber employees.

Registration Rights Agreement

Contemporaneously with the closing of the Acquisition, Maple Timber Acquisition and NewPage Holding entered into a registration rights agreement with Cerberus and NewPage Corporation’s executive officers and other members of NewPage Corporation’s senior management pursuant to which common units in Maple Timber Acquisition and/or common stock of NewPage Holding will be subject to registration.

Under the agreement, Cerberus has the right to demand that Maple Timber Acquisition and/or NewPage Holding register under the Securities Act the common units of Maple Timber Acquisition and/ or any shares of common stock of NewPage Holding held by Cerberus. NewPage Corporation’s executive officers and other members of senior management will have the right to participate in any registration demand made by Cerberus, subject to certain limitations and exceptions. See “Management—Management Restricted Percentage Interests.” Cerberus, NewPage Corporation’s executive officers, other members of NewPage Corporation’s senior management and Mark Suwyn will also have “piggyback” registration rights with respect to any equity offering of securities made by Maple Timber Acquisition and/or NewPage Holding, subject to certain limitations and exceptions. Pursuant to the registration rights agreement, Maple Timber Acquisition or NewPage Holding, as applicable, will pay all registration expenses and indemnify each holder of registrable securities with respect to each registration which has been effected.

Consulting Arrangements with Rapid Change Technologies

Dan Suwyn, the son of our chairman and chief executive officer, Mark Suwyn, is the principal owner of Rapid Change Technologies. We paid Rapid Change Technologies $891,000 for the eight months ended December 31, 2005 for consulting and training services. Rapid Change Technologies developed a training program and a process to improve communication skills, consensus building and problem solving abilities at the mill we owned in Chillicothe, Ohio. Rapid Change Technologies also facilitated the training of all of our employees at the mill on improving communication skills, resolving conflict and developing a process to improve productivity/operations through greater collaboration between hourly employees and supervisors/management. The terms of this arrangement were determined on an arms length basis and are materially consistent with those terms that would have been obtained in an arrangement with another unaffiliated third party.

Cerberus Arrangements

Cerberus retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. In the future, we may employ the consulting services of one or more of these Cerberus consultants. Any such retention will require the approval of the independent members of NewPage Corporation’s and our Board of Directors and will be for specific projects in areas in which the consultants have expertise. In addition, any such consultants will be subject to the supervision of the independent members of NewPage Corporation’s and our Board of Directors, and the consultants’ duty of loyalty in their performance of their consulting services to NewPage Corporation and our company shall be solely to NewPage Corporation and us. Any such consulting services shall be provided at monthly rates not greater than the monthly fees that Cerberus pays to the applicable consultant, together with reimbursement of out of pocket expenses incurred by the consultant in providing such services. We believe that the terms of these consulting arrangements are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. Depending upon the nature of the assignment, consultants retained by us may provide services for Cerberus and other entities affiliated with Cerberus, including other Cerberus portfolio companies, at the same time as they are performing consulting services to us. For the eight months ended December 31, 2005, we paid $136,000 to Cerberus related to reimbursements for these costs directly related to our business. We also reimbursed Cerberus at the time of the Acquisition for $1,300,000 of costs and expenses incurred in connection with the Acquisition Transactions on our behalf by Cerberus. An affiliate of Cerberus was paid a fee by Escanaba Timber in connection with the Acquisition Transactions.

We have normal purchase and sale arrangements with other entities that are owned or controlled by Cerberus. We believe that these transactions are on arms’ length terms and are not material to our results of operations or financial position.

Loan to Maple Timber Acquisition

In connection with Mr. Vogel’s separation, we expect to loan $7 million to Maple Timber Acquisition to enable Maple Timber Acquisition to satisfy its repurchase obligations in lieu of paying a dividend to Maple Timber Acquisition for those purposes. See “Employment Agreements/Employment Letters — Former Chief Executive Officer.”

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and Bylaws and the provisions of applicable law. Copies of our Certificate of Incorporation and Bylaws have been filed as exhibits to the Registration Statement of which this prospectus is a part.

General

Our authorized capital stock consists of                  shares of common stock, par value $0.01 per share, of which                  shares are issued and outstanding, and                  shares of preferred stock, par value $0.01 per share.

Common Stock

Upon the consummation of this offering, there will be                  shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option or outstanding options). All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. See “Dividend Policy.” In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is             .

Listing

We propose to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWP.”

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

At such time as Cerberus no longer controls our company, certain provisions of our certificate of incorporation and bylaws and Delaware law may have an anti-takeover effect.

Certificate of Incorporation and Bylaws.    Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our certificate of incorporation and bylaws contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	only permit special meetings to be called by our Chairman of the Board, the President, the Secretary or by order of the Board of Directors.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See “Risk Factors — Risks Related to the Offering — Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.”

Delaware Takeover Statute. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Upon completion of this offering, we will have an aggregate of              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have              shares of common stock outstanding. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining             %, or              shares of our common stock that are outstanding after this offering will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in “Underwriting.” Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period.

As a result of lock-up agreements and the provisions of Rules 144 and 701,              additional shares may be available for sale in the public market until the expiration of the lock-up period provided for in the lock-up agreements, in some cases, to volume limits.

Additional Registration Statements

We intend to file one or more registration statements under the Securities Act after this offering to register up to              shares of our common stock underlying outstanding stock options or stock options reserved for issuance under our equity plan. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under the equity plan and the lock-up agreements described in “Underwriting.”

Cerberus and certain of our executives have demand registration rights and incidental registration rights pursuant to a Registration Rights Agreement we entered into with them. See “Certain Relationship and Related Party Transactions — Registration Rights Agreement.”

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been or will be filed as exhibits to our Registration Statement filed in connection with this offering.

New Senior Secured Credit Facilities

Simultaneously with the completion of this offering, NewPage Corporation will enter into an aggregate of $1.05 billion of senior secured credit facilities with Goldman Sachs Credit Partners L.P. and various other lenders. The following is a summary of the material terms of the senior secured credit facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior secured credit facilities.

Structure.    The senior secured credit facilities will consist of:

•	a senior secured term loan, or senior term facility, of $750 million, and

•	a senior secured revolving credit facility, or revolving facility, of $300 million.

The full amount of the senior term facility will be drawn in a single drawing at the closing and used, together with the proceeds of this offering, for the purposes described in this prospectus under “Use of Proceeds.” Subject to customary conditions, including the absence of defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and reborrowed on or after the closing, as applicable, until the maturity date thereof. The revolving facility may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures and for other general corporate purposes. A portion of the revolving facility may be made available in the form of swing line loans or for the issuance of letters of credit. The maximum amount that may be borrowed and outstanding at any time under the revolving facility (including undrawn letters of credit) may not exceed a borrowing base, as described below.

Borrowing Base.    The amount of loans and letters of credit available to us pursuant to the revolving facility will be limited to the lesser of $300 million or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of NewPage Corporation’s and its subsidiaries’ eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of NewPage Corporation’s and its subsidiaries’ eligible inventory or (ii) the lower of cost or market value of NewPage Corporation’s and its subsidiaries’ eligible inventory multiplied by 85% of the “net cost recovery percentage”, minus certain reserves established by the collateral agent under the revolving facility. The collateral agent will have the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base will be determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, “net cost recovery percentage” is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. The terms of the revolving facility will provide that such appraisals will be conducted annually, and more frequently at the collateral agent’s request if an event of default exists. NewPage Corporation does not expect any loans to be drawn under the revolving facility at the closing, but expects to have approximately $             of outstanding letters of credit. As of                          , 2006, based on availability under the borrowing base on a pro forma basis as of that date, NewPage Corporation would have had $             million of additional borrowing availability under the revolving facility after taking into account the expected loans and letters of credit to be outstanding upon completion of this offering.

Maturity, Amortization and Prepayment.    The senior term facility will have a maturity of February 1, 2012 and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments commencing on May 1, 2011. Unless terminated earlier, the revolving facility will have a maturity of May 1, 2011.

The senior term facility will be subject to mandatory prepayment with, in general: (i) 100% of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 50% of NewPage Corporation’s excess cash flow, as defined in the senior secured credit facilities (declining in stages to zero, in accordance with a leverage ratio test).

Interest.    The loans under the senior term facility will bear interest, at NewPage Corporation’s option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facilities), plus an applicable margin, or (ii) the adjusted Eurodollar rate (as defined in our senior secured credit facilities), plus an applicable margin. Amounts outstanding under our revolving facility will bear interest, at NewPage Corporation’s option, at a rate per annum equal to either: (i) the base rate, plus an applicable margin, or (ii) the adjusted Eurodollar rate, plus an applicable margin. Beginning on the date on which NewPage Corporation delivers financial statements for the second full fiscal quarter following the closing of the senior secured credit facilities, the applicable margin for the revolving facility will be subject to adjustment based on the achievement of certain leverage ratios. The interest rates under the senior secured credit facilities will bear interest at the rate determined by reference to the base rate plus an additional 2% per annum during the continuance of an event of default.

Guarantees and Security.    The senior secured credit facilities will be guaranteed by us and each of NewPage Corporation’s existing and future direct and indirect subsidiaries, other than any foreign subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors will grant to the lenders under the revolving facility a first priority security interest in and lien on their present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, NewPage Corporation and each of NewPage Corporation’s guarantor domestic subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors will grant to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of NewPage Corporation’s and each of its domestic subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, NewPage Corporation and each of NewPage Corporation’s guarantor domestic subsidiaries), including the capital stock of each of NewPage Corporation’s domestic subsidiaries and 65% of the capital stock of NewPage Corporation’s foreign subsidiaries, if any, as well as NewPage Corporation’s capital stock owned by us and (ii) a second priority security interest in and lien on NewPage Corporation’s and each of its domestic subsidiaries’ present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, NewPage Corporation and each of NewPage Corporation’s guarantor domestic subsidiaries.

Fees.    Certain customary fees will be payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for the revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

Covenants.    The senior secured credit facilities will contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of NewPage Corporation and its subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries of NewPage Corporation that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the NewPage Notes and otherwise restrict corporate activities. In addition, as discussed below, under the senior term facility (and under the revolving facility to the extent that the unused borrowing availability under the revolving facility plus excess cash are below $30 million for 10 consecutive business days), NewPage Corporation will be required to comply with the following financial ratios and tests:

•	Minimum Interest Coverage Ratio. The interest coverage ratio is the ratio of NewPage Corporation’s consolidated adjusted EBITDA (as defined in the senior secured credit facilities) to its consolidated cash interest expense (as defined in the senior secured credit facilities) for the trailing four quarters. The minimum interest coverage ratio will increase from :1 to :1 during the term of such senior secured credit facility.

•	Fixed Charge Coverage Ratio. The fixed charge coverage ratio is the ratio of NewPage Corporation’s consolidated adjusted EBITDA to its consolidated fixed charges (as defined in the senior secured credit facilities) for the trailing four quarters. The minimum fixed charge coverage ratio will be :1 during the term of such senior secured credit facility.

•	Total Leverage Ratio. The total leverage ratio is the ratio of NewPage Corporation’s consolidated total debt (as defined in the senior secured credit facilities) to its consolidated adjusted EBITDA for the trailing four quarters. The total leverage ratio will decrease from :1 to :1 during the term of the such senior secured credit facility.

•	Senior Leverage Ratio. The senior leverage ratio is the ratio of NewPage Corporation’s consolidated senior debt (as defined in the senior secured credit facilities) to its consolidated adjusted EBITDA for the trailing four quarters. The senior leverage ratio will decrease from :1 to :1 during the term of such senior secured credit facility.

•	Capital Expenditures. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the purchase of property and equipment. Our annual capital expenditures will not be permitted to exceed $ million for the 2006 fiscal year, $ million for the 2007 fiscal year, $ million for the 2008 fiscal year and $ million for the 2009 fiscal year and each fiscal year thereafter; provided that NewPage Corporation may make or incur additional capital expenditures if at the end of any fiscal quarter, the total leverage ratio is :1 or less.

Events of Default.    The senior secured credit facilities will contain customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters and (x) certain change of control events.

NewPage Corporation Senior Secured Notes due 2012

In connection with the consummation of the Acquisition Transactions, NewPage Corporation issued $350 million in aggregate principal amount of 10% senior secured notes and $225 million in aggregate principal amount of floating rate senior secured notes, each due 2012, which we refer to as the 10% senior secured notes and floating rate senior secured notes, respectively, and, collectively, as the senior secured notes. In connection with the Offering Transactions, we will redeem in part the senior secured notes. See “Use of Proceeds.”

The following is a summary of the material terms of the senior secured notes and the indentures governing such notes. This description does not purport to be complete and is qualified in its entirely by reference to the provisions of the senior secured note indentures, the collateral trust agreement and the intercreditor agreement.

Maturity and Interest.    Each of the senior secured notes will mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25% and is payable quarterly.

Guarantees.    The senior secured notes are guaranteed by each of NewPage Corporation’s current and future domestic subsidiaries.

Security.    The senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation’s subsidiaries and intercompany debt. These liens will be junior in priority to the liens securing the senior secured credit facilities of NewPage Corporation. Matters relating to certain intercreditor issues relating to the priority, enforcement and other rights relating to the collateral including the order in which the proceeds from the collateral will be distributed, are governed under the collateral trust agreement and the intercreditor agreement.

Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior secured notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the fixed rate senior secured notes at a price equal to 100% of the principal amount of the fixed rate notes plus a make-whole premium.

Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior secured notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior secured notes.

Repurchase of Senior Secured Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior secured notes may require NewPage Corporation to repurchase all or a portion of its senior secured notes.

Covenants.    The senior secured note indentures contain various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation’s ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to allow liens to exist, (iv) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (v) to merge, consolidate or sell assets and (v) to enter into transactions with affiliates.

Events of Default.    The senior secured note indentures contain various events of default including, among others, the following events of default (subject to customary exceptions, thresholds and grace periods):

(1)	default for 30 days in the payment when due of interest on, or special interest (as defined in the indenture), if any, with respect to, the notes, or failure to issue any additional notes within 30 days after such interest is deemed paid;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by us or any of our restricted subsidiaries (as defined in the indenture) for 30 days after notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with certain change of control, asset sales, merger and consolidation provisions;

(4)	failure by us or any of our restricted subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us, any of our restricted subsidiaries that is a significant subsidiary (as defined in the indenture) or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary (or the payment of which is guaranteed by us, any of our restricted subsidiaries that is a significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary), whether such indebtedness or guarantee (as defined in the indenture) now exists, or is created after the date of the indenture, if that default results in the acceleration of such indebtedness prior to its express maturity or the failure to pay such indebtedness at maturity and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $25 million or more;

(6)	failure by us, any of our restricted subsidiaries that is a significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25 million (net of any amounts covered by insurance or pursuant to which we are indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our restricted subsidiaries that is a significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary;

(8)

the payment of any dividend by any parent entity (as defined in the indenture) with the proceeds of an incurrence of indebtedness or an issuance of preferred stock that is consummated after the date of the indenture and on or prior to May 2, 2007 unless, after giving effect to such incurrence or issuance and the payment of such dividend, the consolidated group leverage ratio (as defined in the indenture) would be less than 4.5 to 1.0;

(9)	any security document is held to be unenforceable ceases for any reason to be in full force or effect;

(10)	any subsidiary guarantee guaranteeing the senior secured notes is held to be unenforceable or ceases for any reason to be in full force and effect, or any guarantor of NewPage Corporation, or any person acting on behalf of any such guarantor, denies or disaffirms its obligations under its guarantee; and

(11)	we or any of our subsidiaries acquires or retires for value any of the notes being offered hereby other than with the proceeds of a sale of our common equity or a contribution to our common equity capital (other than from NewPage Corporation or one of its subsidiaries).

NewPage Corporation Senior Subordinated Notes due 2013

In connection with the consummation of the Acquisition Transactions, NewPage Corporation issued $200 million in aggregate principal amount of senior subordinated notes due 2013, which we refer to as the senior subordinated notes. In connection with the Offering Transactions, we will redeem in part the senior subordinated notes. “See Use of Proceeds.”

The following is a summary of the material terms of the senior subordinated notes and the indenture governing such notes. This description does not purport to be complete and is qualified in its entirely by reference to the provisions of the senior subordinated note indenture.

Maturity and Interest.    The senior subordinated notes will mature on May 1, 2013. Interest on the senior subordinated notes accrues at the rate of 12% per annum and is payable semi-annually.

Guarantees and security.    The senior subordinated notes are guaranteed by each of NewPage Corporation’s current and future domestic subsidiaries. The senior subordinated notes are unsecured.

Subordination.    The payments on the senior subordinated notes are subordinated to the prior payment in full of all of NewPage Corporation’s present and future senior indebtedness.

Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at a price equal to 100% of the principal amount of the senior subordinated notes plus a make-whole premium.

Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior subordinated notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior subordinated notes.

Repurchase of Senior Subordinated Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior subordinated notes may require NewPage Corporation to repurchase all or a portion of its senior subordinated notes.

Covenants.    The senior subordinated note indenture contains various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation’s ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to incur any indebtedness that is contractually subordinate to any senior indebtedness of NewPage Corporation and senior to the senior subordinated notes, (iv) to allow liens to exist, (v) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (vi) to merge, consolidate or sell assets and (vii) to enter into transactions with affiliates.

Events of Default.    The senior subordinated note indenture contains various events of default substantially similar to those contained in the indenture governing the senior secured notes due 2012.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following discussion summarizes the material United States Federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States Federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States Federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States Federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States Federal income tax consequences different from those discussed below. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock are urged to consult their tax advisors. As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of common stock that is, for United States Federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	an estate whose income is not subject to United States Federal income tax on a net income basis, or

•	a trust, if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

Dividends

Distributions, if any, made to a Non-U.S. Holder out of our current or accumulated earnings and profits will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States Federal income tax on a net income basis at the applicable graduated individual or corporate rates. A Non-U.S. Holder generally will be required to provide a properly executed Internal Revenue Service, or IRS, Form W-8ECI to establish that any dividends that constitute effectively connected income are exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is entitled to the treaty rate and/or (b) satisfy the relevant certification requirements of applicable United States Treasury regulations if the common stock is held through certain foreign pass through entities or intermediaries.

A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for United States Federal income tax purposes at any time within the shorter of the five-year period preceding the sale or disposition or the holder’s holding period for our common stock.

We believe we are not, have not been and do not anticipate becoming, a USRPHC for United States Federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock.

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States Federal income tax rates and generally will not be subject to withholding, provided any certification requirements are met. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States Federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty, but generally will not be subject to withholding, provided any certification requirements are met.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States Federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding on payments of dividends unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States Federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
UBS Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The Company and its officers, directors and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, are the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The Company intends to apply to list the common stock on the New York Stock Exchange under the symbol “NWP,” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             million.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co. is expected to act as sole lead arranger, sole bookrunner, sole syndication agent and administrative agent and a lender under NewPage Corporation’s new senior secured credit facilities expected to be entered into simultaneously with the completion of this offering, for which it expects to receive customary fees and expenses. Affiliates of Goldman, Sachs & Co. and UBS Securities LLC act as joint lead arrangers, joint bookrunners and agents under the Company’s existing senior secured credit facilities, for which services they receive customary fees and expenses. Affiliates of Goldman, Sachs & Co. and UBS Securities LLC also acted as lead arrangers, joint bookrunners and agents under the senior secured credit facilities of Escanaba Timber, the Company’s indirect parent, for which services they received customary fees and expenses. Goldman, Sachs & Co. and UBS Securities LLC acted as initial purchasers of the Company’s senior secured notes and senior subordinated notes, for which services they received customary discounts and commissions. An affiliate of Goldman, Sachs & Co. is also a counterparty to the Company under the agreement governing the Company’s Basket Option Contract. Additionally, Goldman, Sachs & Co. and UBS Securities LLC currently own a total of $             million in aggregate principal amount of the PIK Notes, all of which are being repaid with the proceeds of this offering.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of NewPage Holding as of December 31, 2005 and for the eight months ended December 31, 2005 and of the printing and writing papers business (a business of MeadWestvaco Corporation) for the four months ended April 30, 2005 and as of December 31, 2004 and for each of the two years ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information about us and the common stock being offered in this prospectus, we refer you to the registration statement and the exhibits and schedules thereto. We will file reports, proxy statements and other information with the SEC. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

NEWPAGE HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To MeadWestvaco Corporation

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, changes in combined equity and cash flows present fairly, in all material respects, the financial position of the Printing and Writing Papers Business of MeadWestvaco Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for the four months ended April 30, 2005 and each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

December 16, 2005, except for Note Q, the date of which is April 17, 2006

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
	(dollars in millions)
Net sales (including sales to related parties of $10, $30 and $30)	$716	$2,176	$1,989

Cost of sales	673	2,145	1,995
Selling, general and administrative expenses	39	129	136
Goodwill impairment	—	238	—
Interest expense, including loss on defeasance of debt of $18 in 2005	21	9	10
Other income, net	(2)	(6)	(7)

Loss before income taxes	(15)	(339)	(145)
Income tax benefit	(7)	(38)	(51)

Net loss	$(8)	$(301)	$(94)

Basic and diluted weighted average number of common shares outstanding of Successor (Note Q)	100	100	100
Basic and diluted net income (loss) per share of Successor (Note Q)	$(0.08)	$(3.01)	$(0.94)

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

COMBINED BALANCE SHEET

December 31, 2004
(dollars in millions)
ASSETS
Accounts receivable, net	$200
Inventories	321
Other current assets	20

Total current assets	541

Property, plant and equipment, net	2,033

Other assets, net	73

$2,647

LIABILITIES AND COMBINED EQUITY
Accounts payable	$123
Accrued expenses	144

Total current liabilities	267

Long-term debt	145
Other long-term obligations	16
Deferred income taxes	506

Commitments and contingencies

Combined equity	1,713

$2,647

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

STATEMENTS OF CHANGES IN COMBINED EQUITY

EQUITY
(dollars in millions)
BALANCE, DECEMBER 31, 2002	$2,199

Net loss for the year ended December 31, 2003	(94)
Transactions with MeadWestvaco Corporation, net	23

BALANCE, DECEMBER 31, 2003	2,128

Net loss for the year ended December 31, 2004	(301)
Transactions with MeadWestvaco Corporation, net	(114)

BALANCE, DECEMBER 31, 2004	1,713

Net loss for the four months ended April 30, 2005	(8)
Payment by MeadWestvaco Corporation to defease long-term debt	162
Transactions with MeadWestvaco Corporation, net	16

BALANCE, APRIL 30, 2005	$1,883

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
	(dollars in millions)
Cash flows from operating activities
Net loss	$(8)	$(301)	$(94)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	76	230	236
Deferred income taxes	(7)	(38)	(50)
Loss on sales of assets, net	—	5	2
Investee — earnings and distributions	1	9	9
Impairment of goodwill and long-lived assets	—	238	—
Loss on defeasance of debt	18	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(3)	10	(9)
Inventories	(59)	48	(33)
Other current assets	(3)	(4)	(5)
Other assets	(2)	(5)	(7)
Accounts payable	4	43	10
Accrued expenses	(16)	1	(15)
Other liabilities	1	4	6

Net cash provided by operating activities	2	240	50

Cash flows from investing activities
Additions to property, plant and equipment	(17)	(88)	(78)
Proceeds from sale of property, plant and equipment	—	1	2

Net cash used in investing activities	(17)	(87)	(76)

Cash flows from financing activities
Proceeds from issuance of long-term debt	—	—	12
Repayment of long-term debt	—	(39)	(9)
Net transactions with MeadWestvaco Corporation	15	(114)	23

Net cash (used in) provided by financing activities	15	(153)	26

Increase (decrease) in cash and cash equivalents	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in millions)

A.	Description of Business and Basis of Presentation

These combined financial statements present the historical results of the Printing and Writing Papers Business (the “Business”), which was purchased from MeadWestvaco Corporation (“MeadWestvaco”) by NewPage Corporation (the “Acquisition”) pursuant to the Acquisition, which was funded on May 2, 2005, but deemed to have been completed on April 30, 2005. The Business consists of the historical Papers business segment of MeadWestvaco adjusted to exclude MeadWestvaco’s investment in Northwood Panelboard and the operations of Specialty Papers, which is a distinct and different business under separate management that will not be purchased. The Business is engaged in the manufacturing, marketing and distribution of coated, uncoated and carbonless papers, which are manufactured at five domestic mills. MeadWestvaco will retain certain assets and liabilities related to the Business (included within these financial statements). These include certain tax receivables and certain liabilities for environmental and employee matters, including the environmental matters discussed in Note M. These amounts are not material in regard to the Business’ financial position.

These combined financial statements are intended to present the historical results of the Business operations during each respective period. As such, these combined financial statements include allocations of certain expenses, as well as assets and liabilities historically maintained by MeadWestvaco and not recorded in the accounts of the Business. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results that would have been obtained if the Business had operated as a separate entity during the periods presented.

The combined equity of the Business comprises the excess of the Business’ assets over its liabilities. Combined equity is affected by the Business’ operating results, expense allocations from MeadWestvaco and cash transfers between the Business and MeadWestvaco, including settlement of intercompany transactions and amounts paid or received relating to interest and income taxes, as MeadWestvaco manages all treasury activities of the Business.

B.	Summary of Significant Accounting Policies

Estimates and assumptions

The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

The financial instruments that potentially subject the Business to concentrations of credit risk are accounts receivable. The Business limits its credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees, or collateral. The majority of the Business’s accounts receivable are with paper merchants and printers.

For the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Business’s sales to its largest customer was 18%, 17% and 15% of net sales, respectively. Accounts receivable at December 31, 2004 relating to this customer was 15% of accounts receivable, net.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

The Business periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Business reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill

The Business has classified as goodwill the excess of the Acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. These financial statements included the applicable portion of goodwill associated with Papers business subsequent to and created by the merger of Mead and Westvaco. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment on an annual basis unless conditions arise that would require a more frequent evaluation. See footnote E for further information.

Capitalized software

Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 2 to 8 years. The Business records software development costs in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

Landfills

The Business follows SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Revenue recognition

The Business recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Business’s revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Business provides allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales.

Interest Expense

Included in these combined financial statements are amortization of deferred financing cost and interest expense of long-term debt specifically related to the Business facilities. MeadWestvaco has not historically allocated corporate interest cost to its segments and none of that interest cost has been allocated within these financial statements.

Pension and postretirement benefits

The employees of the Business are participants in various defined benefit pension and postretirement plans sponsored by MeadWestvaco and the assets and liabilities are combined with those related to other MeadWestvaco businesses. Similarly, MeadWestvaco manages its domestic postretirement benefit plans on a combined basis and claims data and liability information related to the Business is aggregated and combined, by plan, with those related to other MeadWestvaco businesses. As a result, no assets or liabilities are reflected on the Business’s combined balance sheet and pension and postretirement expense for the Business has been determined on a multi-employer plan basis.

Pension costs recorded by the Business with respect to the defined benefit pension plans for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003 were $7, $20 and $19.

The employees of the Business are also eligible to participate in defined contribution benefit plans sponsored by MeadWestvaco. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. MeadWestvaco matching

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

contributions are made to a fund that invests in MeadWestvaco shares. During the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Business incurred expenses of $4, $11 and $11 for matching contributions to the defined contribution benefit plans.

Upon retirement, MeadWestvaco provides life insurance and other postretirement benefits for certain MeadWestvaco retirees, including certain Business employees. MeadWestvaco also funds certain medical benefits on a current basis with retirees paying a portion of the costs. Costs of providing these benefits to both active and retired employees of the Business were $18, $54 and $54 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

Income taxes

The Business historically is not an income tax payer, as its results and related tax obligations, if any, are included in the consolidated returns of MeadWestvaco. The income tax benefit included in these combined financial statements was calculated on a separate return basis, as if the Business was a separate taxpayer, and the resulting current tax benefit (liability) is settled with MeadWestvaco through equity. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Business evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Stock options

The Business measures compensation cost for MeadWestvaco stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). The Business adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. If compensation cost for MeadWestvaco stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Business’s pro forma net loss would have been as follows:

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
Net loss — as reported	$(8)	$(301)	$(94)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	—	1	—

Pro forma net loss	$(8)	$(302)	$(94)

Basic and diluted pro forma net loss per share of Successor (Note Q)	$(0.08)	$(3.02)	$(0.94)

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

Reclassifications

The presentation of the earnings of the Business’ investee has been revised from previous presentations and reclassification of the Business’ share of the earnings of the partnership have been made to include the earnings in other income.

C.	Current Assets

Trade receivables have been reduced by an allowance for doubtful accounts of $4 at December 31, 2004. Receivables also include $8 from sources other than trade at December 31, 2004.

Inventories at December 31, 2004 are comprised of:

December 31, 2004
Raw materials	$53
Production materials, stores and supplies	68
Finished and in-process goods	200

$321

Approximately 81% of inventories at December 31, 2004 are valued using the LIFO method. If inventories had been valued at current cost, they would have been $368 at December 31, 2004. During 2004, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2004 purchases, the effect of which decreased cost of goods sold by approximately $3 and decreased net loss by approximately $1.

D.	Property, Plant and Equipment

Depreciation expense was $71, $215 and $219 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

December 31, 2004
Land and land improvements	$108
Buildings	291
Machinery and other	3,317

3,716
Less: accumulated depreciation	(1,703)

2,013
Construction in progress	20

$2,033

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

E.	Goodwill and Other Intangible Assets

Unless otherwise deemed necessary by changes in circumstances, the Business performs its annual impairment review of goodwill during the fourth quarter of each year. In 2003, the year following the adoption of SFAS No. 142, no impairment charge was necessary. In 2004 the Business recorded an impairment charge of $238 (pre-tax and after-tax) as the carrying value of goodwill exceeded the fair value. This charge is included in Goodwill impairment in the accompanying combined statements of operations.

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	Years ended December 31,
	2004	2003
Beginning balance	$244	$236
Adjustments(1)	(6)	8
Impairments	(238)	—

Ending balance	$—	$244

(1)	Reflects the adoption of SFAS No. 143 for former Mead-related landfills in 2003 and various contingencies related to uncertain tax matters in 2004 and 2003 related to the merger.

Intangible assets subject to amortization, included in other assets, include customer contracts and lists. The gross carrying amount for these identifiable intangible assets was $49 at December 31, 2004. Accumulated amortization associated with these identifiable intangible assets was $19 at December 31, 2004.

The Business recorded amortization expense of $2, $7 and $7 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, relating to those identifiable intangible assets, subject to amortization.

F.	Other Assets

December 31, 2004
Identifiable intangibles	$30
Capitalized software	20
Investment in Rumford Cogeneration Company, L.P.	15
Other miscellaneous	8

$73

Identifiable intangibles consist of arrangements whereby the Business is the exclusive supplier of certain products to customers. Certain arrangements include minimum purchase levels by customers, as well as required up-front and/or periodic payments by the Business to the customer over the life of the agreement. Terms of these arrangements range from two to nine years with a weighted average of eight years.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

F.	Other Assets (Continued)

The Business recorded amortization expense of $2, $6 and $9 in the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, relating to capitalized software.

The Business has a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales of byproducts and charges for management services from the Business to the limited partnership were $19, $51 and $50 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Purchases made by the Business from the limited partnership were $17, $47 and $45 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Distributions received from the limited partnership were $2, $12 and $12 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

G.	Accounts Payable and Accrued Expenses

December 31, 2004
Accounts payable:
Trade	$95
Other	28

$123

Accrued expenses:
Payroll and employee benefit costs	$82
Accrued rebates and allowances	27
Accrued energy	13
Other	22

$144

H.	Long-Term Debt

December 31, 2004
Pollution Control Revenue Bonds, 9.6%, due 2006	$3
Industrial Revenue Bonds:
Rates from 5.88%–6.45%, due 2018–2027	125
Floating rate, due 2009	17

Long-term debt	$145

In conjunction with the Acquisition, MeadWestvaco repaid or defeased all outstanding debt of the Business. Included in interest expense for the four months ended April 30, 2005, is a loss of $18 on the defeasance of the debt and write-off of unamortized financing costs.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

H.	Long-Term Debt (Continued)

During 2004, the Business retired $6 of fixed rate pollution control revenue bonds and $33 of floating rate pollution control revenue bonds. The fixed rate bonds had a weighted average coupon rate of 6%. The interest rate on the floating rate pollution control revenue bonds was fixed for an initial term to end on November 1, 2004 at a weighted average rate of 2.1%.

At December 31, 2004, the book value of long-term debt was $145, and the fair value was estimated to be $147. The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the Business’s fixed-rate long-term debt. The Business has estimated the fair value of long-term debt based upon quoted market prices for the same or similar issues or on the current interest rates available to the Business for debt of similar terms and maturities. Certain covenants of MeadWestvaco are applicable to the debt of the Business. As of December 31, 2004, MeadWestvaco is in compliance with such covenants. All debt associated with the Business is uncollateralized and is guaranteed by MeadWestvaco.

I.	Leasing Activities

The Business leases a variety of assets for use in its operations. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Rental expense under operating leases was $6, $17 and $22 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

J.	Stock Option Plans

Certain employees of the Business participate in MeadWestvaco’s stock option plans and receive MeadWestvaco’s restricted stock. Grants of stock options and other stock-based compensation awards are approved by the Compensation Committee of MeadWestvaco’s Board of Directors. The exercise prices of all options equal the market price of MeadWestvaco’s stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than ten years from the date of grant. No new grants for stock appreciation rights were awarded to the employees of the Business in the periods presented.

Options to purchase 1.3 million MeadWestvaco shares issued to all participants of the plan (including Business employees) under MeadWestvaco’s 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

J.	Stock Option Plans (Continued)

The following table summarizes activity in the plans as it relates to activity of employees of the Business:

Shares of MeadWestvaco issuable under stock options, in thousands	Options	Weighted- average exercise price
Outstanding at December 31, 2002	1,901	$28.82
Granted	253	24.00
Other Division options assumed	24	29.13
Other Division options removed	(18)	29.37
Exercised	(91)	21.88
Cancelled	(193)	27.52

Outstanding at December 31, 2003	1,876	28.60
Granted	106	28.59
Other Division options assumed	191	28.35
Other Division options removed	(19)	26.68
Exercised	(273)	25.40
Cancelled	(96)	24.75

Outstanding at December 31, 2004	1,785	28.86
Other Division options removed	(12)	28.05
Exercised	(265)	27.22
Cancelled	(18)	27.46

Outstanding at April 30, 2005	1,490	29.13

The following table shows various information about stock options outstanding at April 30, 2005 as it relates to activity of employees of the Business:

	Range of exercise prices
Shares in thousands	$24.00– $25.84	$26.16– $29.74	$30.24– $40.46	Total
Number outstanding	225	717	548	1,490
Weighted average price	$24.48	$28.30	$32.12	$29.13
Weighted average remaining life (in years)	5.93	4.99	4.31	4.88
Number exercisable	172	655	522	1,349
Weighted average price	$24.63	$28.28	$32.16	$29.31

The Business applies APB No. 25 as amended, in accounting for MeadWestvaco’s plans. No stock option expense has been recorded in the periods presented as the option price is set at the market value of the underlying MeadWestvaco stock at the date of grant.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

J.	Stock Option Plans (Continued)

Assumptions used to calculate the pro forma effects of option grants in accordance with SFAS 123 were the following (see Summary of Significant Accounting Policies for pro forma disclosures):

	Years ended December 31,
	2004	2003
Weighted average fair value of options granted during the period using a binomial option pricing model	$7.67	$6.85
Weighted average assumptions used for grants:
Expected dividend yield	3.22%	3.83%
Expected volatility	32%	36%
Risk-free interest rate	3.29%	3.27%
Expected life of option (in years)	6	6

K.	Restructuring and Other Merger-Related Expenses

Year ended December 31, 2004

As of December 31, 2004, substantially all of the approximate 690 originally affected employees from 2002, 2003 and 2004 had been separated.

Year ended December 31, 2003

For the year ended December 31, 2003, the Business recorded net pretax charges of $11 relating to asset write-downs and employee separation costs, of which $3 and $8 were recorded within cost of sales and selling, general and administrative expenses, respectively.

As part of the Business’s planned integration strategy and various restructuring activities, the Business incurred charges of $14 for the separation benefits to approximately 120 employees. As of December 31, 2004, all of the affected employees had been separated. In addition, in 2003 the Business sold a previously written-down facility. As a result of the sale of that facility, the Business recorded a gain of $2.

Summary of other restructuring charges, other than Westvaco and Mead merger related

The activity in the accrued restructuring balances related to all of the plans described above was as follows:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$3	$1	$4
Add: current charges in 2003	14	—	14
Less: payments in 2003	13	1	14

Balance of related accruals at December 31, 2003	4	—	4
Less: payments in 2004	3	—	3

Balance of related accruals at December 31, 2004	1	—	1
Less: payments	1	—	1

Balance of related accruals at April 30, 2005	$—	$—	$—

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

K.	Restructuring and Other Merger-Related Expenses (Continued)

Westvaco and Mead Merger Related Restructuring

MeadWestvaco established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. The integration actions included the closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. Costs associated with decommissioning the machines and most employee termination benefits for 347 employees totaled $23, of which $2 was for asset impairments.

Summary of Westvaco and Mead merger related restructuring

The activity in the accrued liability related to all of the plans described above was as follows:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$2	$3	$5
Less: payments in 2003	2	1	3

Balance of related accruals at December 31, 2003	—	2	2
Less: payments in 2004	—	1	1

Balance of related accruals at December 31, 2004 and April 30, 2005	$—	$1	$1

L.	Income Taxes

Loss from continuing operations before income taxes was $(15), $(339) and $(145) in the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

The significant components of the income tax provision (benefit) are as follows:

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
Currently receivable — state and local	$—	$(1)	$(1)

Deferred:
U.S. federal	(6)	(34)	(51)
State and local	(1)	(3)	1

Benefit for deferred income taxes	(7)	(37)	(50)

Income tax benefit	$(7)	$(38)	$(51)

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

L.	Income Taxes (Continued)

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(5)	$(119)	$(50)
State and local income taxes, net of federal benefit	(2)	(7)	(7)
Goodwill	—	83	—
Permanent differences	(1)	—	(1)
Provision to return adjustments	(1)	—	—
Valuation allowances	2	5	7

Income tax benefit	$(7)	$(38)	$(51)

Effective tax rate	47.8%	11.3%	35.4%

The principal current and noncurrent deferred tax assets and liabilities are as follows:

December 31, 2004
Deferred tax assets:
Employee benefits	$12
Net operating loss carryforwards	121
Other accruals and reserves	22

Total deferred tax assets	155
Valuation allowance	(12)

Net deferred tax assets	143

Deferred tax liabilities:
Depreciation and impairment	(601)
Inventory	(30)
Other	(15)

Total deferred tax liabilities	(646)

Net deferred liability	$(503)

Included in the balance sheet:
Other current assets — deferred tax asset	$3
Noncurrent net deferred tax liability	(506)

Net deferred liability	$(503)

The federal net operating loss carryforward at April 30, 2005 is approximately $270 and is available to reduce federal taxable income through 2024. The Business’s valuation allowance against

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

L.	Income Taxes (Continued)

deferred tax assets primarily relates to state tax net operating losses for which the ultimate realization of future benefits is uncertain. The amount of net operating loss carryforwards has been derived on a separate return basis as if the Business were a separate income tax payer. These amounts have been included in the consolidated income tax filings of MeadWestvaco and may be settled with MeadWestvaco through combined equity in a future period.

The Business has operations in several domestic tax jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management’s judgment the Business has adequate accruals with respect to the ultimate outcome of such audits.

M.	Environmental and Legal Matters

The Business has been notified by the U.S. Environmental Protection Agency (the “EPA”) or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the Business. The Business is currently named as a potentially responsible party (“PRP”) or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state or local laws with respect to a number of sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which the Business has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The Business regularly evaluates its potential liability at these various sites. At April 30, 2005, the Business has recorded liabilities of approximately $2 for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The Business believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $2. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the Business’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

The Business is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the Business’s financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

N.	Business Segment Information

The Business’s principal business segments are Coated Paper System.

The Coated Paper System is engaged in the manufacturing, marketing and distribution of coated papers primarily used for commercial printing, magazines, catalogs, textbooks, and labels. The

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

N.	Business Segment Information (Continued)

products in this segment include: coated papers, uncoated papers produced in Michigan & Kentucky, and market pulp production. This segment’s products are manufactured at four domestic mills and supported by multiple distribution and converting locations.

The Carbonless Paper System is engaged in the manufacturing, marketing and distribution of carbonless and technical papers primarily for business forms. The products in this segment include: value-added carbonless papers, uncoated papers and specialty papers. This segment’s products are manufactured at one domestic mill and one off-site coating facility.

The segments are measured on earnings before taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are transacted based on market prices. There are no operations, including long-lived assets, outside of the United States.

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
Export sales from the United States	$75	$216	$242

Financial information by business segment follows:

	Trade sales	Segment loss	Depr. and amort.	Capital expend- itures
Four Months Ended April 30, 2005
Coated Paper	$581	$(5)	$60	$14
Carbonless Paper	135	(10)	16	3

Total	$716	$(15)	$76	$17

Year ended December 31, 2004
Coated Paper	$1,779	$(300)	$182	$67
Carbonless Paper	397	(39)	48	21

Total	$2,176	$(339)	$230	$88

Year ended December 31, 2003
Coated Paper	$1,603	$(112)	$190	$68
Carbonless Paper	386	(33)	46	10

Total	$1,989	$(145)	$236	$78

				Segment Assets
December 31, 2004
Coated Paper				$2,171
Carbonless Paper				476

Total				$2,647

A loss of $18 related to the defeasance of debt prior to the Acquisition is included in the Coated Paper segment loss for the four months ended April 30, 2005.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in millions)

N.	Business Segment Information (Continued)

O.	Related Party Transactions

Transactions between the Business and other business segments of MeadWestvaco commonly occur in the normal course of business. In addition, the Business also had purchases from MeadWestvaco’s Forestry Operations of $2, $6 and $7 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Sales to other MeadWestvaco business segments were $10, $30 and $30 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Purchases from other MeadWestvaco business segments were $1, $3 and $2 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

The Business’s combined financial statements include expense allocations for certain corporate functions provided by MeadWestvaco, such as human resources, legal, finance, information systems, purchasing, executive management and other corporate staff. Allocations were based on relative headcount for people-related costs, the Business’s assets as a percentage of total MeadWestvaco assets, the Business’s sales as a percentage of total MeadWestvaco sales, or by specific identification of costs directly associated with the Business’s operations. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. These costs are included in cost of sales or selling, general and administrative expenses, consistent with MeadWestvaco classification, in the accompanying combined statements of operations. Costs allocated by or charged by MeadWestvaco to the Business for services performed by MeadWestvaco on behalf of the Business totaled $11, $42 and $53 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

In addition to the above, the Business shares facilities and related costs (utilities and services) with other business segments of MeadWestvaco. Costs charged by the Business to MeadWestvaco for shared facilities totaled $1, $3 and $3 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. These charges were based on estimates of actual usage for utilities and head count for other services and are recorded as a reduction of the related cost.

P.	Supplemental Cash Flow Information

	Four Months Ended April 30, 2005	Years ended December 31,
		2004	2003
Cash paid (received) by MeadWestvaco on behalf of the Business:
Interest	$3	$9	$11
Taxes	—	(1)	(1)
Non-Cash Transactions:
Payment by MeadWestvaco Corporation to defease long-term debt	162	—	—
Contribution of property, plant and equipment by MeadWestvaco Corporation	1	—	—

*  *  *  *  *

Q.	Earnings per Share

In accordance with SFAS No. 128, Earnings per Share, we have added disclosures for earnings per share in conjunction with the filing of the Registration Statement on Form S-1. Basic net income (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding of NewPage Holding Corporation (our successor). This presentation reflects the post-acquisition capital structure of the successor for all periods on a consistent basis. No potentially dilutive options or shares have been issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of NewPage Holding Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholder’s equity and cash flows present fairly, in all material respects, the financial position of NewPage Holding Corporation and its subsidiaries at December 31, 2005, and the results of its operations and its cash flows for the eight months ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dayton, Ohio

March 24, 2006, except for Note S, the date of which is April 17, 2006

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

EIGHT MONTHS ENDED DECEMBER 31, 2005

Eight Months Ended December 31, 2005
(dollars in millions)
Net sales	$1,564
Cost of sales	1,418
Selling, general and administrative expenses	79
Interest expense (including $27 for amortization of debt issuance costs and debt discount, write-off of bridge financing costs and interest on NewPage Holding PIK notes)	121
Other (income) expense, net (Note G)	17

Income (loss) before taxes	(71)
Income tax benefit	(4)

Net income (loss)	$(67)

Basic and diluted weighted average number of common shares outstanding (Note S)	100
Basic and diluted net income (loss) per share (Note S)	$(0.67)

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2005
(dollars in millions)
ASSETS
Cash and cash equivalents	$1
Accounts receivable, net of allowance for doubtful accounts of $4	233
Inventories (Note D)	437
Other current assets	22

Total current assets	693

Property, plant and equipment, net (Note E)	1,414
Intangibles and other assets (Note F)	197

TOTAL ASSETS	$2,304

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$184
Accrued expenses (Note H)	135
Current maturities of long term debt (Note I)	8

Total current liabilities	327

Long-term debt (Note I)	1,677
Other long-term obligations	57
Deferred income taxes (Note J)	16

Commitments and contingencies (Note N)

STOCKHOLDER’S EQUITY
Common stock, 100 shares authorized, issued and outstanding, $0.01 per share par value	—
Additional paid-in capital	289
Accumulated deficit	(67)
Accumulated other comprehensive income	5

Total stockholder’s equity	227

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$2,304

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

EIGHT MONTHS ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in Capital	Accumulated Deficit		Accumulated Other Comprehensive Income		Comprehensive Income (Loss)
	Shares	Amount
	(dollars in millions)
Issuance of common stock	100	$—	$284	$		$
Net income (loss)					(67)			$(67)
Additional capital contribution by Escanaba Timber (Note O)			4
Change in unrealized gain on cash-flow hedges, net of tax of $3							5	5
Equity award expense			1

Balance at December 31, 2005	100	$—	$289		$(67)		$5	$(62)

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Eight Months Ended December 31, 2005
(dollars in millions)
Cash Flows From Operating Activities:
Net income (loss)	$(67)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	99
Amortization of debt issuance costs and debt discount and write-off of bridge financing costs	18
Interest expense on NewPage Holding PIK notes	9
Unrealized loss on option contracts	25
Deferred income taxes	(4)
LIFO effect	10
Investees — earnings and distributions	5
Equity award expense	1
Change in operating assets and liabilities:
Accounts receivable	(37)
Inventories	19
Other operating assets	(17)
Accounts payable	57
Accrued expenses and other liabilities	51

Net cash provided by operating activities	169

Cash Flows From Investing Activities:
Cash paid for acquisition	(1,974)
Capital expenditures	(67)
Cash paid for option contracts	(73)

Net cash used in investing activities	(2,114)

Cash Flows From Financing Activities:
Proceeds from capital contributions	417
Proceeds from issuance of long-term debt and initial draw of revolver	1,719
Payment of debt issuance costs	(59)
Payments of long-term debt	(2)
Net borrowings (payments) on revolving credit facility	(129)

Net cash provided by financing activities	1,946

Net increase in cash and cash equivalents and cash and cash equivalents at end of period	$1

Supplemental Information:
Cash paid for interest	$67

Non-cash transaction — Issuance of NewPage Holding PIK Notes to MeadWestvaco as consideration	$100

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

A.	Basis of Presentation

NewPage Holding Corporation (“NewPage Holding”) and its subsidiaries are engaged in the manufacturing, marketing and distribution of coated, carbonless and uncoated papers, which are manufactured at five mills in the United States. The consolidated financial statements include the accounts of NewPage Holding and its majority-owned or controlled subsidiaries. We account for our equity investee using the equity method of accounting. All intercompany transactions and balances have been eliminated. Unless otherwise noted, the terms “we,” “our,” and “us,” refer to NewPage Holding Corporation and its consolidated subsidiaries. Unless otherwise noted, the terms “Company” and “NewPage” refer to NewPage Corporation and its consolidated subsidiaries.

B.	Summary of Significant Accounting Policies

Estimates and assumptions

The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of the accounts receivable are with paper merchants and printers. We limit our credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees or collateral. For the eight months ended December 31, 2005, sales to our largest customer were 18% of net sales. Accounts receivable at December 31, 2005, relating to this customer were 18% of accounts receivable, net. Our ten largest customers accounted for 51% of our net sales for the eight months ended December 31, 2005.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

Owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized software

Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 4 to 10 years. We record software development costs in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Derivative financial instruments

We use derivative financial instruments primarily to manage our exposure to changes in interest rates. Interest rate swap contracts are accounted for as cash-flow hedges with changes in fair value recorded as a component of other comprehensive income. The intrinsic portion of interest rate cap contracts are accounted for as cash-flow hedges, with changes in fair value attributed to intrinsic value recorded as a component of other comprehensive income and any change in fair value attributed to time value recorded currently in interest expense. Other comprehensive income (loss) is reclassified into current period earnings when the hedged transaction affects earnings. We also have a purchased basket option contract on a mix of natural gas, market pulp and the Euro designed to help protect against decreases in the North American prices of coated paper. The basket option contract is accounted for at fair value with changes in the fair value of the contract recorded in other (income) expense. The fair value for a purchased derivative financial instrument is based on the amount we could receive from the counterparty to settle the instrument.

Fair value of financial instruments

At December 31, 2005, the book value of long-term debt was $1,685 and the fair value was $1,633. The fair value of long-term debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to the Company for debt of similar terms and maturities. The fair value and carrying amount of the interest rate swaps was a receivable of $8 at December 31, 2005. The fair value and carrying amount of the interest rate cap was a receivable of $2 at December 31, 2005. The fair value and carrying amount of the basket option contract was a receivable of $47 at December 31, 2005. The fair values of the interest rate swaps and cap and the basket option contract were based on quotes from brokers. At December 31, 2005, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value.

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills and other asset retirement obligations

We follow SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

B.	Summary of Significant Accounting Policies (Continued)

incurred, in accounting for costs related to the closure and post-closure monitoring of our owned landfills. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies the accounting for conditional asset retirement obligations in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. We adopted this Statement as of December 31, 2005. As of the adoption date this Statement did not have a material effect on our financial position, results of operations, or compliance with our debt covenants.

Revenue recognition

We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales.

Income taxes

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future.

Stock compensation

Effective as of the Acquisition, we adopted SFAS No. 123 (Revised), Share-based Payment. SFAS No. 123R requires that all equity awards to employees be expensed over the vesting period of the award. In accordance with SFAS No. 123R, we have not recorded unvested equity interests as paid-in capital.

C.	Acquisition and Related Transactions

On May 2, 2005, NewPage and subsidiaries funded the Acquisition of the Printing and Writing Papers Business (the “predecessor”) from MeadWestvaco Corporation (“MeadWestvaco”) (the

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

C.	Acquisition and Related Transactions (Continued)

“Acquisition”), which was deemed to have been completed on April 30, 2005. On January 14, 2005, our indirect parent, Escanaba Timber LLC (“Escanaba Timber”), and MeadWestvaco entered into an equity and asset purchase agreement (the “purchase agreement”) pursuant to which we and our subsidiaries acquired the printing and writing papers group of MeadWestvaco. The purchase agreement and related documents contemplated the occurrence of the following events (collectively, the “Transactions”):

•	Escanaba Timber contributed $415 of cash equity, as an investment in common stock, to NewPage Holding.

•	NewPage Holding issued $100 of NewPage Holding PIK notes to MeadWestvaco as part of the consideration and an additional $25 of NewPage Holding PIK notes for cash. NewPage Holding contributed the net cash proceeds from the NewPage Holding PIK notes and the $415 of cash contributed by Escanaba Timber to NewPage, as an investment in the common stock of NewPage.

•	NewPage entered into two senior secured credit facilities, consisting of a $750 senior secured term loan and a $350 senior secured asset-based revolving credit facility.

•	NewPage issued $225 of floating rate senior secured notes due 2012 and $350 of 10% senior secured notes due 2012.

•	NewPage issued $200 of 12% senior subordinated notes due 2013.

•	NewPage paid approximately $2,060 for MeadWestvaco’s Printing and Writing Papers Group, excluding fees and expenses, of which $1,960 was paid in cash and $100 was paid in the form of NewPage Holding PIK notes.

The consolidated balance sheet in these financial statements include the assets acquired and liabilities assumed of MeadWestvaco’s printing and writing papers business and reflect an allocation of purchase price based on fair values at the date of acquisition. The Acquisition of the printing and writing papers business by NewPage and the timber business by our parent, Escanaba Timber, were acquired under one purchase agreement. The allocation of the purchase price to each entity was made in proportion to each entity’s share of the fair value of the total assets acquired and not based on the individual entity’s issuance of consideration to MeadWestvaco. The resulting purchase price allocated to NewPage is less than the sum of the payments made through NewPage to MeadWestvaco because the relative fair value of the assets acquired by NewPage to the fair value of the total assets acquired was in a different proportion than the payments made by NewPage and Escanaba Timber. This difference is recorded as a reduction of $129 from the cash capital contribution from Escanaba Timber and a corresponding reduction in the value allocated to long-term assets. The following shows the reconciliation of the purchase price paid by NewPage to the net purchase price allocation allocated to NewPage:

Cash paid for acquisition disclosed in statement of cash flows	$1,974
NewPage Holding PIK notes issued to MeadWestvaco (net of discount)	86

Total paid for acquisition	2,060
Excess of cash contributed from Escanaba Timber over fair value of assets acquired	(129)

Net purchase price allocated	$1,931

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

C.	Acquisition and Related Transactions (Continued)

A summary of the purchase price allocated to NewPage for the fair value of the assets acquired and the obligations assumed at the date of the Acquisition is presented below.

Accounts receivable	$198
Inventory	466
Other current assets	3
Property, plant and equipment	1,442
Intangible assets	26
Other assets	68

Total assets acquired	2,203
Accounts payable	(126)
Other current liabilities	(86)
Other long-term obligations	(60)

Total liabilities assumed	(272)

Net purchase price allocated	$1,931

The following table summarizes selected unaudited pro forma consolidated statements of operations data of the predecessor for the years ended December 31, 2005 and 2004 as if the acquisition had been completed at the beginning of the year.

Unaudited pro forma financial data	2005	2004
Net sales	$2,280	$2,176
Net loss	(85)	(353)
Basic and diluted pro forma net loss per share (Note S)	(0.85)	(3.53)

This selected unaudited pro forma consolidated financial data is included only for the purposes of illustration and does not necessarily indicate what the operating results would have been if the Acquisition had been completed on such date. Moreover, this information does not necessarily indicate what our future operating results will be. This information includes eight months of actual data in 2005 for the period subsequent to the date of the Acquisition. For periods prior to the Acquisition, the unaudited pro forma information includes allocations to the predecessor of certain expenses maintained by MeadWestvaco for periods after the date of the Acquisition.

D.	Inventories

Inventories as of December 31, 2005, consist of:

Finished and in-process goods	$304
Raw materials	59
Stores and supplies	74

$437

If inventories had been valued at current costs, they would have been $420 at December 31, 2005. During the eight months ended December 31, 2005, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing at the Acquisition date as compared with the cost of purchases, the effect of which increased cost of goods sold and net loss by approximately $1.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

E.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2005, consist of:

Land and land improvements	$99
Buildings	115
Machinery and other	1,242
Construction in progress	50

1,506
Less: accumulated depreciation	(92)

$1,414

F.	Intangibles and Other Assets

Intangibles and other assets as of December 31, 2005, consist of:

Commodity basket option contract	$47
Financing costs (net of accumulated amortization of $5)	43
Prepaid pension asset	43
Intangibles —
Customer relationships (net of accumulated amortization of $1)	25
Other	39

$197

Amortization expense was $10 for the eight months ended December 31, 2005. Amortization expense for the next five years is expected to be $16 in 2006, $16 in 2007, $16 in 2008, $13 in 2009 and $12 in 2010.

G.	Derivative Financial Instruments

As of May 2, 2005, we entered into a commodity basket option contract with J. Aron & Company, an affiliate of Goldman, Sachs & Co., as part of the Transactions and paid a premium of $72 for the contract, which was the fair value of the option at inception. This commodity basket option contract is a purchased basket of options on a mix of natural gas, market pulp and the Euro. While the commodity basket option contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the commodity basket option contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. Because of the uncertainty of future correlation, we do not apply hedge accounting treatment for this contract and record changes in the fair value of the contract in other (income) expense. Other (income) expense for the eight months ended December 31, 2005, includes an unrealized loss of $25 determined based on the mark-to-market value of the option contract.

As of June 30, 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our variable-rate debt. We entered

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

G.	Derivative Financial Instruments (Continued)

into a $150 notional amount interest rate swap expiring June 2009 and a $150 notional amount interest rate swap expiring June 2010. We purchased a $150 notional amount interest rate cap with a cap rate of 4.50% that expires June 2008 for $1.

H.	Accrued Expenses

Accrued expenses as of December 31, 2005, consist of:

Payroll and employee benefit costs	$48
Accrued interest	28
Accrued rebates and allowances	26
Other	33

$135

I.	Long-Term Debt

In conjunction with the Acquisition, we issued $1,805 of long-term debt on May 2, 2005. The initial balances and the balances as of December 31, 2005 are as follows:

	December 31, 2005	May 2, 2005
NewPage Corporation:
Revolving senior secured credit facility	$46	$175
Term loan senior secured credit facility	748	750
Floating rate senior secured notes	225	225
10% senior secured notes (face amount $350; effective interest rate of 10.25%)	346	346
12% senior subordinated notes (face amount $200; effective interest rate of 12.25%)	198	198
NewPage Holding Corporation:
Senior unsecured PIK notes (face amount $134 and $125)	122	111

Total long-term debt, including current portion	1,685	1,805
Current portion of long-term debt	8	8

Long-term debt	$1,677	$1,797

We incurred $48 of financing fees related to the issuance of the above debt. In addition, we recognized an expense of $11 after the Acquisition related to bridge financing commitment fees. We will amortize the remainder of the financing costs to interest expense over the terms of the related debt issues.

Principal payments on long-term debt for the next five years are payable as follows: $8 in 2006, $8 in 2007, $8 in 2008, $8 in 2009 and $230 in 2010.

Senior Secured Credit Facilities

The senior secured credit facilities consist of a senior secured term loan of $750 and a senior secured revolving credit facility of $350. Subject to customary conditions, including the absence of

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

I.	Long-Term Debt (Continued)

defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and re-borrowed, including in the form of letters of credit and swing line loans, until the maturity date thereof. The revolving facility was partially utilized to fund the Acquisition and pay related expenses, and may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which totaled $24 at December 31, 2005. The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $350 or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of our and our subsidiaries’ eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of our and our subsidiaries’ eligible inventory or (ii) 85% of the “net cost recovery percentage” of our and our subsidiaries’ eligible inventory, minus certain reserves established by the collateral agent under the revolving facility. The collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, “net cost recovery percentage” is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. Based on availability under the borrowing base as of December 31, 2005, we had $242 of additional borrowing availability under the revolving senior secured credit facility. Unless terminated earlier, the revolving facility matures at May 1, 2010. Amounts outstanding under our revolving facility initially bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus an applicable margin (initially 1.00%), or (ii) LIBOR plus an applicable margin (initially 2.00%). Our weighted-average interest rate on the outstanding balance at December 31, 2005 was 6.82%. Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

The senior term facility matures at May 1, 2011 and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. The senior term facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 75% of our excess cash flow, as defined in the senior secured credit facility (declining in stages to zero, in accordance with a leverage ratio test). The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus 2.00%, or (ii) LIBOR plus 3.00%. Our weighted-average interest rate on the outstanding balance at December 31, 2005 was 7.56%.

The senior secured credit facilities are jointly and severally guaranteed by our parent and each of our domestic subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on our and our domestic subsidiaries’ present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries. Subject to

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

I.	Long-Term Debt (Continued)

certain customary exceptions, we and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of our and our domestic subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries), including the capital stock of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any, as well as our capital stock owned by our parent and (ii) a second priority security interest in and lien on our and our domestic subsidiaries’ present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent or our guarantor domestic subsidiaries.

The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities. In addition, under the senior term facility (and under the revolving facility to the extent that our unused borrowing availability under the revolving facility plus excess cash are below $40 for 10 consecutive business days), we are required to comply with specified financial ratios and tests, including a minimum interest and fixed charge coverage ratios, maximum senior and total leverage ratios and maximum capital expenditures.

Floating Rate and 10% Senior Secured Notes

We issued $350 face value of 10% senior secured notes and $225 of floating rate senior secured notes. The senior secured notes mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. Interest on the 10% senior secured notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR (4.25% at December 31, 2005) plus 6.25%. We pay interest on the floating rate senior secured notes quarterly, in arrears, on every February 1, May 1, August 1 and November 1.

The senior secured notes are secured on a second-priority basis by liens on all of the assets of the Company and the guarantors other than the collateral securing the revolving senior credit facility and the stock of our subsidiaries; are subordinated, to the extent of the value of the assets securing such indebtedness, to the senior secured credit facility; are senior in right of payment to our existing and future subordinated indebtedness, including the senior subordinated notes; and are jointly and severally unconditionally guaranteed by our domestic subsidiaries.

At any time prior to May 1, 2008, we may redeem up to 30% of the 10% senior secured notes at a redemption price of 110% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. At any time prior to May 1,

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

I.	Long-Term Debt (Continued)

2009, we may also redeem all or a part of the 10% senior secured notes at a redemption price equal to 100% plus a “make-whole” premium. On or after May 1, 2009, we may redeem all or a part of the 10% senior secured notes at an initial redemption price of 106%. At any time prior to May 1, 2008, we may redeem up to 30% of the floating rate senior secured notes at a redemption price of 100%, plus LIBOR on the date of redemption, plus 6.25% with the net cash proceeds of one or more Equity Offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. On or after May 1, 2009, we may redeem all or a part of the floating rate senior secured notes at an initial redemption price of 103%. If a Change of Control occurs, each holder of senior secured notes has the right to require us to repurchase all or any part of that holder’s senior secured notes at 101% of the face value.

The senior secured notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

12% Senior Subordinated Notes

We issued $200 face value of senior subordinated notes that mature on May 1, 2013. The senior subordinated notes are general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt, including the senior secured notes and borrowings under the senior secured credit facilities. Interest on the senior subordinated notes accrues at the rate of 12.0% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. The senior subordinated notes are jointly and severally guaranteed by each of our domestic subsidiaries.

At any time prior to May 1, 2008, we may redeem up to 30% of the senior subordinated notes at a redemption price of 112% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more equity offerings by a direct or indirect parent of the Company. At any time prior to May 1, 2009, we may also redeem all or a part of the senior subordinated notes at a redemption price equal to 100% plus a “make-whole” premium. On or after May 1, 2009, we may redeem all or a part of the senior subordinated notes at an initial redemption price of 106%. If a Change of Control occurs, each holder of the senior subordinated notes has the right to require us to repurchase all or any part of that holder’s senior subordinated notes at 101% of the face value.

The senior subordinated notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

I.	Long-Term Debt (Continued)

restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

NewPage Holding Senior Unsecured PIK Notes

In addition to the above financings, NewPage Holding issued $125 of NewPage Holding PIK notes due 2013, including $100 issued to MeadWestvaco as part of the consideration for the Acquisition. Interest on the NewPage Holding PIK notes accrues at a rate per annum, reset semi-annually, equal to LIBOR plus 7.0% (11.45% at December 31, 2005). Interest on the NewPage Holding PIK notes compounds semi-annually, and is payable by the issuance of additional NewPage Holding PIK notes until maturity. The NewPage Holding PIK notes are unsecured and are not guaranteed.

On or after May 1, 2006, NewPage Holding may redeem all or part of the NewPage Holding PIK notes at specified redemption prices. If at any time from and including August 1, 2005 to and excluding May 1, 2006, NewPage Holding issues capital stock, other than capital stock the proceeds of which are used to cure a breach by the Company under one or more of the financial covenants under its senior secured credit facilities, NewPage Holding will be required to use the net proceeds from such issuance to redeem the NewPage Holding PIK notes. Upon a change of control, as defined in the NewPage Holding PIK note indenture, and certain asset sales, holders of the NewPage Holding PIK notes will have the right to require NewPage Holding to repurchase all or part of the holder’s NewPage Holding PIK notes.

The NewPage Holding PIK note indenture contains various customary negative covenants, including restrictions on our ability and the ability of our subsidiaries to (i) incur indebtedness, (ii) allow liens to exist, (iii) permit restrictions to exist on dividends by our subsidiaries, (iv) merge, consolidate or sell assets and (v) enter into transactions with affiliates. The covenants applicable to us and our subsidiaries are substantially the same as the corresponding covenants contained in the indenture for the senior subordinated notes. Additionally, the NewPage Holding PIK note indenture contains restrictions on NewPage Holding’s ability to (i) incur additional indebtedness other than (a) NewPage Holding PIK notes paid as interest and (b) guarantees of the debt obligations of subsidiaries of NewPage Holding and (ii) pay dividends. The NewPage Holding note indenture contains customary events of default.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

J.	Income Taxes

The principal current and noncurrent deferred tax assets and liabilities are as follows:

December 31, 2005
Deferred tax assets:
Intangible assets	$79
Compensation-related costs	23
Net operating loss carryforwards	9
Other accruals and reserves	20

Total deferred tax assets	131
Valuation allowance	(26)

Net deferred tax assets	105

Deferred tax liabilities:
Property, plant and equipment	(97)
Inventory	(6)
Other	(6)

Total deferred tax liabilities	(109)

Net deferred liability	$(4)

Included in the balance sheet:
Other current assets — deferred tax asset	$4
Noncurrent assets — deferred tax asset	8
Noncurrent net deferred tax liability	(16)

Net deferred liability	$(4)

The significant components of the income tax provision (benefit) are as follows:

Eight Months Ended December 31, 2005
Deferred:
U.S. federal	$(20)
State and local	(7)

Benefit for deferred income taxes	(27)
Valuation allowance	26

(1)
Allocation to other comprehensive income	3

Income tax (benefit)	$(4)

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

J.	Income Taxes (Continued)

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

Eight Months Ended December 31, 2005
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(25)
State and local income taxes, net of federal benefit	(5)
Valuation allowance	26

Income tax (benefit)	$(4)

Effective tax rate	6.0%

The federal net operating loss carryforward at December 31, 2005, was $21 and is available to reduce federal taxable income through 2025. For the period subsequent to the Acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal income taxes and for certain states since it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor’s history of losses over the past three years. In accordance with SFAS No. 109, we have allocated $3 of tax expense to other comprehensive income and the corresponding offset as an allocation to tax benefit from operations.

K.	Equity

In conjunction with the Acquisition, we received an equity investment of $415 in common stock from our parent, Escanaba Timber. We have 100 shares issued and outstanding of $0.01 par value common stock.

As discussed in Note C, the allocation of the purchase price to Escanaba Timber and NewPage was made in proportion to each entity’s share of the fair value of the total assets acquired and not based on the individual legal entity’s issuance of consideration to MeadWestvaco. Below is a reconciliation between the $415 equity investment and the amount recorded in additional paid-in capital:

Equity contribution from Escanaba Timber	$415
Unvested restricted equity awards	(2)

Proceeds from capital contributions	413
Excess consideration contributed from Escanaba Timber over fair value of assets acquired	(129)

Proceeds from capital contributions in statement of stockholder’s equity	$284

Equity Awards

Certain members of our management and our chairman were granted Class A Common Percentage Interests and Class B Common Percentage Interests of Maple Timber Acquisition LLC (our

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

K.	Equity (Continued)

ultimate parent) (the “Management Interests”) relating to our business. The equity interests of Maple Timber Acquisition LLC are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. The Class A and Class B Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $200 in distributions. Of the Management Interests, 50% will vest over time; 20% vesting at the close of the Acquisition, 40% vesting at December 31, 2006 and the other 40% vesting at December 31, 2007. The other 50% of the Management Interests will vest only if performance targets are met during 2006 and 2007. All Management Interests will vest only to the extent the employee remains employed by us on each vesting date or, if our chairman remains chairman of our company on each vesting date. However, all Management Interests will automatically vest upon a “change of control” or an “initial public offering.” The fair value of the restricted Management Interests granted to our members of management and our chairman totaled $2. We have recognized expense of $1 during the eight months ended December 31, 2005, and will recognize the additional compensation expense over the vesting periods with the offset recorded as an increase in additional paid-in capital. Furthermore, certain other members of our management were issued options to purchase Class A Common Percentage Interests that only vest upon the occurrence of a “change of control” or an “initial public offering.” These options expire after ten years from the date of issuance.

L.	Business Segments

Our principal business segments are Coated Paper System and Carbonless Paper System.

The Coated Paper System is engaged in the manufacturing, marketing and distribution of coated papers primarily used for commercial printing, magazines, catalogs, textbooks, and labels. The products in this segment include: coated papers, uncoated papers produced in Michigan and Kentucky, and market pulp production. This segment’s products are manufactured at four U.S. mills and supported by multiple distribution and converting locations.

The Carbonless Paper System is engaged in the manufacturing, marketing and distribution of carbonless and technical papers used primarily for business forms. The products in this segment include: value-added carbonless papers, uncoated papers, and specialty papers. This segment’s products are manufactured at one U.S. mill and one off-site coating facility.

The segments are measured on earnings before interest, taxes and certain other (income) expenses that are corporate items. Sales between the segments are transacted based on market prices. We have no operations or long-lived assets outside of the United States. We had export sales of $166 for the eight months ended December 31, 2005.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

L.	Business Segments (Continued)

Selected information by segment for the eight months ended December 31, 2005, is as follows:

	Carbonless Paper System	Coated Paper System	Total
Net sales	$283	$1,281	$1,564
Segment operating profit	3	70	73
Segment depreciation and amortization	—	99	99
Capital expenditures	5	62	67

The following is a reconciliation of the segment operating profit reported above to the amount of income (loss) before taxes reported in the consolidated financial statements:

Eight Months Ended December 31, 2005
Segment operating profit	$73
Interest expense	(121)
Other income	2
Unrealized gain (loss) on option contracts	(25)

Income (loss) before taxes	$(71)

December 31, 2005
Segment assets:
Coated Paper System	$1,992
Carbonless Paper System	145
Corporate	167

Total	$2,304

M.	Retirement and Other Postretirement Benefits

At the Acquisition we assumed certain retirement obligations for active hourly employees and received related retirement plan assets. Plan assets were measured as of September 30, 2005. We do not expect to contribute to the plan during 2006 as a result of the overfunded status of the plan.

At the Acquisition we assumed certain postretirement health care obligations for active employees. We provide health care benefits for retirees prior to their reaching age 65. We fund the postretirement health care benefits on a pay-as-you-go basis so that our contributions are equal to the benefits paid to participants. For 2006, we expect the required employers’ contribution to be $1.

We also sponsor defined contribution plans for certain employees, which provide for company contributions of a specified percentage of each employee’s total compensation. Certain of these plans include a discretionary profit-sharing component that varies depending on the achievement of certain objectives. During the eight months ended December 31, 2005, we incurred expenses of $12 for contributions to the defined contribution benefit plans.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

M.	Retirement and Other Postretirement Benefits (Continued)

The funded status of the defined benefit plans at December 31, 2005, were as follows:

	Retirement Plan	Post-retirement Plan
Obligations assumed from Acquisition	$259	$29
Service cost	8	1
Interest cost	9	1
Benefits paid	(5)	—
Plan amendments	2	—
Actuarial (gains) losses	(19)	(1)

Benefit obligation at end of period	254	30

Fair value of plan assets acquired	303	—
Return on plan assets	7	—
Benefits paid	(5)	—

Fair value of plan assets at end of period	305	—

Funded status	51	(30)
Unrecognized prior service cost	2	—
Unrecognized net actuarial (gains) losses	(10)	(1)

Prepaid asset (accrued liability) — long-term asset (liability)	$43	$(31)

Weighted-average assumptions:
Discount rate	5.71%	5.30%
Long-term rate of return on plan assets	7.40%	—

The assumed discount rates used in determining the benefit obligations were determined by reference to the yield on zero-coupon corporate bonds rated Aa or AA maturing in conjunction with the expected timing and amount of future benefit payments. We have invested plan assets in a mix of equity securities and debt securities. The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class. Equity securities are expected to return 7% to 1% over the long-term, while debt securities are expected to return between 4% and 6%. The Committee expects that the Plan’s asset managers will provide a modest (0.5% to 1.0% per annum) premium to the respective market benchmark indices. The following is schedule of the investment allocation at September 30, 2005, and the expected returns by security type:

	Target Allocation	Plan Asset Allocation	Weighted- Average Return
Equity securities	70%	71%	7.70%
Debt securities	27	26	5.20
Other	3	3	4.30

Total	100%	100%	7.40%

Plan assets will be managed as a balanced portfolio comprised of two major components: an equity portion and a fixed income portion. The expected role of Plan equity investments will be to invest in well-diversified portfolios of domestic and international stocks. The role of fixed income investments will be to

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

M.	Retirement and Other Postretirement Benefits (Continued)

invest in well-diversified portfolios of debt instruments that the average weighted duration should not exceed the duration of the Lehman Brothers Aggregate Index by more than two years. The Committee will review this investment policy statement at least once per year. In addition, the portfolio will be reviewed quarterly to determine the deviation from target weightings and will be rebalanced as necessary.

The postretirement benefit plan utilized a weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006 and decreasing 1.0% per year to an ultimate trend rate of 5.0% in 2013 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $2 at December 31, 2005, and the interest and service cost would have been less than $1 higher for the year ended December 31, 2005. A one percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated benefit obligation by $2 at December 31, 2005, and the interest and service cost would have been less than $1 lower for the year ended December 31, 2005.

A summary of the components of net periodic costs for the eight months ended December 31, 2005, is as follows:

	Retirement Plan	Post- retirement Plan
Service cost	$8	$1
Interest cost	9	1
Expected return on plan assets	(16)	—

Net periodic costs	$1	$2

Weighted-average assumptions:
Discount rate	5.25%	5.25%
Long-term rate of return on plan assets	8.00%	—

Future benefit payments for the plans for each of the next five years and for the five years thereafter are expected to be paid as follows:

	Retirement Plan	Post- retirement Plan
2006	$12	$1
2007	13	1
2008	16	2
2009	18	3
2010	19	3
2011 though 2015	113	22

N.	Commitments and Contingencies

Contingencies

Claims have been made against us for the costs of environmental remedial measures taken or to be taken. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. We are involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

N.	Commitments and Contingencies (Continued)

such matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

Commitments

We are party to fiber supply agreements whereby we are entitled to purchase minimum volumes of wood at market prices for periods through 2026, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include limitation of damages sections under which our maximum potential damages for default are based on a price per ton of wood not delivered, unless the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The aggregate maximum amount of potential damages declines from approximately $23 per year in 2006 and totals an aggregate of $292 for all periods. These contracts are assignable by either party with mutual consent.

On August 31, 2005, we entered into a Master Services Agreement with Accenture LLP. Under the agreement, Accenture will provide information technology services necessary to support our operations through January 31, 2012 and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture is also obligated to support and maintain third-party software and hardware currently used in our operations. The human resource services include maintenance and support of employee benefits, payroll and tax services. The base price for services under the agreement is approximately $30 annually. We may terminate the agreement after two years by providing Accenture at least 12 months prior notice and payment of a termination fee, which varies depending on the termination date, but not to exceed $15 for termination of the information technology services and $3 for termination of the human resources services. Additionally, Accenture may immediately terminate the agreement in the event that we materially breach any of our duties and/or obligations under the agreement and fail to cure such breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the agreement.

Operating Leases

The Company leases certain buildings, transportation equipment and office equipment under operating leases with terms of one to 10 years. Rental expense for the eight months ended December 31, 2005 was $8. The following is a schedule by year of future annual minimum lease payments under non-cancelable operating leases as of December 31, 2005:

2006	$6
2007	4
2008	1
2009	1
2010	1
Thereafter	1

$14

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

O.	Related Party Transactions

At the time of the Acquisition, we entered into fiber supply agreements with our direct parent, Escanaba Timber LLC, whereby we were entitled to purchase wood fibers from them at prevailing market rates. During the eight months ended December 31, 2005, we made purchases of $22 from them. In addition, we provide certain management services to them, including human resources, information technology and accounting. Our billings to them for these services were not significant. As of December 31, 2005, Escanaba Timber has sold substantially all of its timberlands. The acquirers have assumed the commitments under the fiber supply agreements and we have negotiated certain revisions to the agreements. We received $4 for changes made to a fiber supply agreement in conjunction with one of Escanaba Timber’s dispositions. We have accounted for this payment as an additional capital contribution from Escanaba Timber.

We are the general partner and have a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales of byproducts and charges for management services to the limited partnership were $36 for the eight months ended December 31, 2005. Purchases from the limited partnership were $32 for the eight months ended December 31, 2005. Distributions received from the limited partnership were $8 for the eight months ended December 31, 2005.

Cerberus Capital Management, L.P., our equity sponsor, retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. We believe that the terms of these consulting arrangements are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. We reimbursed Cerberus at the time of the Acquisition of our business from MeadWestvaco for $1 of costs and expenses incurred in connection with the Acquisition of our business from MeadWestvaco. We have normal purchases and sales arrangements with other entities that are owned or controlled by Cerberus. We believe that these transactions are at arms’ length terms and are not material to our results of operations or financial position. An affiliate of Cerberus was paid a fee by Escanaba Timber in connection with the Transactions.

P.	Subsequent Events

On January 7, 2006, Rumford Falls Power Company, an indirect wholly-owned subsidiary of NewPage, entered into a definitive agreement with Brookfield Power to sell two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine, for a cash sales price of $144. The transaction is expected to close in the second quarter of 2006. We have classified these assets as held and used as of December 31, 2005 as approval for the sale did not occur prior to December 31, 2005. The major class of assets to be sold consists of property, plant and equipment with a book value of approximately $80.

On February 21, 2006, we entered into a definitive agreement to sell our carbonless paper business, including our paper mill in Chillicothe, Ohio and a converting facility in Fremont, Ohio to P.H. Glatfelter Company for a cash sales price of $80, subject to a working capital adjustment. The transaction is expected to close in the first half of 2006. We have continued to classify the assets as held and used at December 31, 2005 as approval for the sale did not occur prior to December 31,

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

P.	Subsequent Events (Continued)

2005. The following shows the approximate book value of the major classes of assets and liabilities as of December 31, 2005 that will be disposed of as part of the sale:

Accounts receivable	$43
Inventory	94
Other current assets	2
Property, plant and equipment	6
Prepaid pension asset	10

Total assets	155
Accounts payable	(22)
Other current liabilities	(28)
Other long-term obligations	(3)

Total liabilities	(53)

Net assets	$102

Q.	Recently Issued Accounting Standards

In July 2005, the Emerging Issues Task Force issued EITF Issue 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company, L.P., a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. This issue is effective for fiscal years beginning after December 15, 2005 (as of January 1, 2006 for us). This Statement will require that we consolidate the limited partnership, but it is not expected to have a material effect on our financial position, results of operations, or compliance with our debt covenants.

R.	Condensed Parent-Only Financial Statements

NewPage Holding has no independent assets or operations other than its investment in NewPage. The ability to repay the NewPage Holding PIK notes will be dependent on the ability of NewPage to distribute funds to NewPage Holding or of NewPage Holding to raise sufficient funds from issuing capital stock. Currently, NewPage’s existing indebtedness prevents it from making distributions to NewPage Holding.

The following condensed parent-only financial statements of NewPage Holding reflect majority-owned subsidiaries using the equity basis of accounting.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

R.	Condensed Parent-Only Financial Statements (Continued)

NEWPAGE HOLDING CORPORATION — PARENT ONLY

CONDENSED BALANCE SHEET

DECEMBER 31, 2005

(dollars in millions)

ASSETS
Investment in subsidiary	$347
Other assets	2

TOTAL ASSETS	$349

LIABILITIES AND STOCKHOLDER’S EQUITY
Long-term debt	$122

STOCKHOLDER’S EQUITY
Common stock	—
Additional paid-in capital	289
Accumulated deficit	(67)
Accumulated other comprehensive income	5

Total stockholder’s equity	227

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$349

NEWPAGE HOLDING CORPORATION — PARENT ONLY

CONDENSED STATEMENT OF OPERATIONS

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

Interest expense (including $10 for amortization of debt issuance costs and debt discount and interest on NewPage Holding PIK notes)	$10
Equity in (earnings) loss of subsidiary	57

Net income (loss)	$(67)

Basic and diluted weighted average number of common shares outstanding (Note S)	100
Basic and diluted net income (loss) per share (Note S)	$(0.67)

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

R.	Condensed Parent-Only Financial Statements (Continued)

NEWPAGE HOLDING CORPORATION — PARENT ONLY

CONDENSED STATEMENT OF CASH FLOWS

EIGHT MONTHS ENDED DECEMBER 31, 2005

(dollars in millions)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(67)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs and debt discount	1
Interest expense on NewPage Holding PIK notes	9
Equity in (earnings) loss of subsidiary	57

Net cash provided by operating activities	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiary	(441)

Net cash used in investing activities	(441)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from capital contributions	417
Proceeds from issuance of NewPage Holding PIK notes	25
Payment of debt issuance costs	(1)

Net cash provided by financing activities	441

Net increase in cash and cash equivalents and cash and cash equivalents at end of period	$—

SUPPLEMENTAL INFORMATION:
Non-cash transaction — Issuance of NewPage Holding PIK notes to MeadWestvaco Corporation as consideration	$100

S.	Earnings per Share

In accordance with SFAS No. 128, Earnings per Share, we have added disclosures for earnings per share in conjunction with the filing of the Registration Statement on Form S-1. Basic net income (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. No potentially dilutive options or shares have been issued.

*  *  *  *  *

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

NewPage Holding Corporation

Common Stock

Goldman, Sachs & Co.

UBS Investment Bank

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the NASD fee are estimated. All amounts will be filed by amendment.

SEC Registration Fee	$
New York Stock Exchange Listing Fee
NASD Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

Indemnification under the Delaware General Corporation Law

NewPage Holding Corporation is a corporation incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(1)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3)	for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4)	for any transaction from which the director derived an improper personal benefit.

These provisions will not limit the liability of directors or officers under the Federal securities laws of the United States.

Indemnification under the Certificate of Incorporation of NewPage Holding Corporation

Article 5 of the certificate of incorporation of NewPage Holding Corporation eliminates a directors’ personal liability to the fullest extent permitted under applicable law.

Article 7 of the certificate of incorporation of NewPage Holding Corporation gives the company the right, to the fullest extent permitted by applicable law, to indemnify its officers and directors.

Indemnification under the Bylaws of NewPage Holding Corporation

Article VI of the bylaws of NewPage Holding Corporation provides that the company will, to the fullest extent permitted by applicable law, indemnify, and advance expenses to, each and every person who is or was a director, officer, employee, agent or fiduciary of the company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in which such person is or was serving at the request of the company and who, because of any such position or status, is directly or indirectly involved in any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative. Such expenses include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a proceeding.

In addition, the bylaws provide that NewPage Holding Corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of NewPage Holding Corporation, or is or was serving at the request of NewPage Holding Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such whether or not NewPage Holding Corporation would have the power to indemnify him or her against such liability under applicable law.

Item 15. Recent Sales of Unregistered Securities.

The following is a list of all securities sold or issued by us within the past three years:

(1)	In May 2005, we issued 100 shares of our common stock to Escanaba Timber LLC, or Escanaba Timber, for an aggregate purchase price of $415 million. The shares were issued in reliance on Section 4(2) of the Securities Act as the sale of the securities did not involve a public offering. We were formed by affiliates of Cerberus Capital LP, or Cerberus, to serve as the acquisition vehicle for the purchase of assets of the MeadWestvaco’s printing and writing papers business. The issuance to Escanaba Timber was used in part to fund the price of our acquisition by Cerberus and its affiliates. Appropriate legends were affixed to the share certificate issued in such transaction.

(2)	In May 2005, we paid $100 million to MeadWestvaco in the form of floating rate senior PIK notes due 2013, as part of approximately $2.08 billion that we and our subsidiaries paid for MeadWestvaco’s printing and writing papers business, excluding fees and expenses and subject to the closing and post-closing purchase price adjustments specified in the purchase agreement, of which $1.98 billion was paid in cash.

(3)	In May 2005, we issued an additional $25 million of the floating rate senior PIK notes due 2013 for cash. We contributed the net cash proceeds from the these notes, together with the $415 million of cash contributed by Escanaba Timber to NewPage Corporation, as an investment in the common stock of NewPage Corporation. The initial purchasers of the floating rate senior PIK notes were Goldman, Sachs & Co., UBS Securities LLC, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. The floating rate senior PIK notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and may be resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

(4)	In May 2005, NewPage Corporation issued $225 million of floating rate senior secured notes due 2012, $350 million of 10% senior secured notes due 2012 and $200 million of 12% senior subordinated notes due 2013. NewPage Corporation received proceeds from the original issuance of the floating rate senior secured notes, the senior secured notes and the senior subordinated notes, net of fees. The initial purchasers of the notes were Goldman, Sachs & Co., UBS Securities LLC, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. The floating rate senior secured notes, the senior secured notes and the senior subordinated notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of NewPage Holding Corporation

3.2**	Amended and Restated Bylaws of NewPage Holding Corporation

4.1	Indenture for the Floating Rate Senior PIK Notes due 2013 dated as of May 2, 2005 by and among NewPage Holding Corporation and HSBC Bank USA, National Association, as Trustee	(A)

4.2	Form of Floating Rate Senior PIK Notes due 2013 (included in Exhibit 4.1)	(A)

4.3	Exchange and Registration Rights Agreement, dated May 2, 2005, among NewPage Holding Corporation and the Initial Purchasers set forth therein	(A)

4.4	Intercreditor Agreement, dated as of May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation, certain subsidiaries of NewPage Corporation, JPMorgan Chase Bank. N.A., as revolving loan collateral agent and The Bank of New York, as collateral trustee	(A)

4.5**	Specimen of Common Stock certificate

5.1**	Opinion of Schulte Roth & Zabel LLP

10.1	Equity and Asset Purchase Agreement, dated as of January 14, 2005, among MeadWestvaco Corporation and Maple Acquisition LLC (n/k/a Escanaba Timber LLC)	(A)

10.2	First Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC	(A)

10.3	Second Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC	(A)

10.4	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Escanaba Paper Company	(A)

10.5	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Chillicothe Paper Inc.	(A)

10.6	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Wickliffe Paper Company	(A)

10.7	Revolving Credit and Guaranty Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(A)

10.8	Term Loan Credit and Guaranty Agreement, dated May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation and certain of its affiliates, the lenders party thereto, Goldman Sachs Credit Partners L.P. and UBS Securities LLC	(A)

10.9	Priority Lien Debt Pledge and Security Agreement, dated May 2, 2005, by and among NewPage Corporation and certain of its affiliates and The Bank of New York	(A)

10.10	Revolving Credit Pledge and Security Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein and JPMorgan Chase Bank, N.A.	(A)

10.11	Allocation and Services Agreement dated as of April 30, 2005 between NewPage Corporation and Escanaba Timber LLC	(A)

10.12	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Daniel A. Clark	(A)

10.13	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Matthew L. Jesch	(A)

10.14	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and James C. Tyrone	(A)

10.15	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Peter H. Vogel	(A)

10.16	Consulting Agreement dated May 2, 2005, by and between NewPage Corporation and Mark Suwyn	(A)

10.17	Indenture for the Floating Rate Senior Secured Notes due 2012 dated as of May 2, 2005 by and among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee	(A)

10.18	Indenture for the 10% Senior Secured Notes due 2012 dated as of May 2, 2005 among NewPage Corporation, as Issuer, the guarantors named herein, HSBC Bank USA, National Association, as Trustee	(A)

10.19	Indenture for the 12% Senior Subordinated Notes due 2013 dated as of May 2, 2005 among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee	(A)

10.20	Employment Letter Agreement dated October 6, 2005, by and between NewPage Corporation and Douglas K. Cooper	(A)

10.21	Amended and Restated Fiber Supply Agreement dated as of November 15, 2005, by and among Plum Creek Marketing, Inc. and Escanaba Paper Company	(B)

10.22	Amended and Restated Fiber Supply Agreement dated as of December 16, 2005, by and between Cypress Creek, LLC and Wickliffe Paper Company	(B)

10.23	Stumpage Agreement dated as of December 16, 2005, between Scioto Land Company, LLC and Wickliffe Paper Company	(B)

10.24	Stumpage Agreement dated as of December 16, 2005 between Scioto Land Company and Chillicothe Paper Inc.	(B)

10.25	Asset Purchase Agreement dated January 6, 2006, between Brascan Power Inc., Rumford Falls Power Company and Rumford Paper Company.	(B)

10.26	Asset Purchase Agreement among NewPage Corporation, Chillicothe Paper Inc. and P.H. Glatfelter Company dated February 21, 2006.	(C)

10.27	First Amendment to Revolving Credit and Guaranty Agreement dated as of September 23, 2005 among NewPage Corporation, the guarantors named therein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(C)

10.28	Second Amendment to Revolving Credit and Guaranty Agreement dated as of February 23, 2006 among NewPage Corporation, the guarantors named therein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(C)

10.29	First Amendment to Term Loan Credit and Guaranty Agreement dated as of February 23, 2006, by and among NewPage Corporation, NewPage Holding Corporation and certain of its affiliates, the lenders party thereto, Goldman Sachs Credit Partners L.P. and UBS Securities LLC	(C)

10.30	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Charles J. Aardema	(C)

10.31	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and George F. Martin	(C)

10.32	Separation Letter Agreement dated April 5, 2006 by and between NewPage Corporation and Peter H. Vogel	(C)

10.33	Employment Agreement dated as of April 17, 2006 by and between NewPage Corporation and Mark A. Suwyn	(C)

10.34	Employment Agreement dated as of April 17, 2006 by and between NewPage Corporation and Richard D. Willett, Jr.	(C)

21.1	Subsidiaries of the Registrant	(A)

23.1*	Consent of PricewaterhouseCoopers LLP

23.2**	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)

24.1*	Power of Attorney (included on Signature Page)

*	Filed herewith.
**	To be filed by amendment.
(A)	Previously filed on October 31, 2005 as an exhibit to the Registrant’s Registration Statement on Form S-4 (Reg. No. 333-129343).
(B)	Previously filed on January 18, 2006 as an exhibit to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-4 (Reg. No. 333-129343).

(C)	Previously filed on April 17, 2006 as an exhibit to the Registrant’s Amendment No. 3 to the Registration Statement on Form S-4 (Reg. No. 333-129343)

(b) Financial Statement Schedules

None.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	That, for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and conformed in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the security offered therein, and the offering of such securities of such form shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, NewPage Holding Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on the 18th day of April, 2006.

NEWPAGE HOLDING CORPORATION

By:	/S/ MATTHEW L. JESCH
	Name:	Matthew L. Jesch
	Title:	Vice President and Chief Financial Officer

Date: April 18, 2006

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Douglas K. Cooper and Matthew Jesch (with full power to act alone) as the true and lawful attorney-in-fact and agent for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in, and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ MARK A. SUWYN Mark A. Suwyn	Chief Executive Officer and Director (principal executive officer)	April 18, 2006

/S/ MATTHEW L. JESCH Matthew L. Jesch	Vice President and Chief Financial Officer (principal financial officer)	April 18, 2006

/S/ JOHN E. KURILA John E. Kurila	Controller (principal accounting officer)	April 18, 2006

/S/ ROBERT M. ARMSTRONG Robert M. Armstrong	Director	April 18, 2006

/S/ DAVID J. PRYSTASH David J. Prystash	Director	April 18, 2006

/S/ ROBERT S. SILBERMAN Robert S. Silberman	Director	April 18, 2006

/S/ JOHN W. SHERIDAN John W. Sheridan	Director	April 18, 2006

Signature	Title	Date

/S/ GERALD PORTER STRONG Gerald Porter Strong	Director	April 18, 2006

/S/ LENARD B. TESSLER Lenard B. Tessler	Director	April 18, 2006

/S/ MICHAEL S. WILLIAMS Michael S. Williams	Director	April 18, 2006

/S/ ALEXANDER M. WOLF Alexander M. Wolf	Director	April 18, 2006

/S/ STEVEN E. WYNNE Steven E. Wynne	Director	April 18, 2006

EXHIBIT INDEX

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of NewPage Holding Corporation

3.2**	Amended and Restated Bylaws of NewPage Holding Corporation

4.1	Indenture for the Floating Rate Senior PIK Notes due 2013 dated as of May 2, 2005 by and among NewPage Holding Corporation and HSBC Bank USA, National Association, as Trustee	(A)

4.2	Form of Floating Rate Senior PIK Notes due 2013 (included in Exhibit 4.1)	(A)

4.3	Exchange and Registration Rights Agreement, dated May 2, 2005, among NewPage Holding Corporation and the Initial Purchasers set forth therein	(A)

4.4	Intercreditor Agreement, dated as of May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation, certain subsidiaries of NewPage Corporation, JPMorgan Chase Bank. N.A., as revolving loan collateral agent and The Bank of New York, as collateral trustee	(A)

4.5**	Specimen of Common Stock certificate

5.1**	Opinion of Schulte Roth & Zabel LLP

10.1	Equity and Asset Purchase Agreement, dated as of January 14, 2005, among MeadWestvaco Corporation and Maple Acquisition LLC (n/k/a Escanaba Timber LLC)	(A)

10.2	First Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC	(A)

10.3	Second Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC	(A)

10.4	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Escanaba Paper Company	(A)

10.5	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Chillicothe Paper Inc.	(A)

10.6	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Wickliffe Paper Company	(A)

10.7	Revolving Credit and Guaranty Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(A)

10.8	Term Loan Credit and Guaranty Agreement, dated May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation and certain of its affiliates, the lenders party thereto, Goldman Sachs Credit Partners L.P. and UBS Securities LLC	(A)

10.9	Priority Lien Debt Pledge and Security Agreement, dated May 2, 2005, by and among NewPage Corporation and certain of its affiliates and The Bank of New York	(A)

10.10	Revolving Credit Pledge and Security Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein and JPMorgan Chase Bank, N.A.	(A)

10.11	Allocation and Services Agreement dated as of April 30, 2005 between NewPage Corporation and Escanaba Timber LLC	(A)

10.12	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Daniel A. Clark	(A)

10.13	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Matthew L. Jesch	(A)

10.14	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and James C. Tyrone	(A)

10.15	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Peter H. Vogel	(A)

10.16	Consulting Agreement dated May 2, 2005, by and between NewPage Corporation and Mark Suwyn	(A)

10.17	Indenture for the Floating Rate Senior Secured Notes due 2012 dated as of May 2, 2005 by and among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee	(A)

10.18	Indenture for the 10% Senior Secured Notes due 2012 dated as of May 2, 2005 among NewPage Corporation, as Issuer, the guarantors named herein, HSBC Bank USA, National Association, as Trustee	(A)

10.19	Indenture for the 12% Senior Subordinated Notes due 2013 dated as of May 2, 2005 among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee	(A)

10.20	Employment Letter Agreement dated October 6, 2005, by and between NewPage Corporation and Douglas K. Cooper	(A)

10.21	Amended and Restated Fiber Supply Agreement dated as of November 15, 2005, by and among Plum Creek Marketing, Inc. and Escanaba Paper Company	(B)

10.22	Amended and Restated Fiber Supply Agreement dated as of December 16, 2005, by and between Cypress Creek, LLC and Wickliffe Paper Company	(B)

10.23	Stumpage Agreement dated as of December 16, 2005, between Scioto Land Company, LLC and Wickliffe Paper Company	(B)

10.24	Stumpage Agreement dated as of December 16, 2005 between Scioto Land Company and Chillicothe Paper Inc.	(B)

10.25	Asset Purchase Agreement dated January 6, 2006, between Brascan Power Inc., Rumford Falls Power Company and Rumford Paper Company.	(B)

10.26	Asset Purchase Agreement among NewPage Corporation, Chillicothe Paper Inc. and P.H. Glatfelter Company dated February 21, 2006.	(C)

10.27	First Amendment to Revolving Credit and Guaranty Agreement dated as of September 23, 2005 among NewPage Corporation, the guarantors named therein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(C)

10.28	Second Amendment to Revolving Credit and Guaranty Agreement dated as of February 23, 2006 among NewPage Corporation, the guarantors named therein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC	(C)

10.29	First Amendment to Term Loan Credit and Guaranty Agreement dated as of February 23, 2006, by and among NewPage Corporation, NewPage Holding Corporation and certain of its affiliates, the lenders party thereto, Goldman Sachs Credit Partners L.P. and UBS Securities LLC	(C)

10.30	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Charles J. Aardema	(C)

10.31	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and George F. Martin	(C)

10.32	Separation Letter Agreement dated April 5, 2006 by and between NewPage Corporation and Peter H. Vogel	(C)

10.33	Employment Agreement dated as of April 17, 2006 by and between NewPage Corporation and Mark A. Suwyn.	(C)

10.34	Employment Agreement dated as of April 17, 2006 by and between NewPage Corporation and Richard D. Willett, Jr.	(C)

21.1	Subsidiaries of the Registrant	(A)

23.1*	Consent of PricewaterhouseCoopers LLP

23.2**	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)

24.1*	Power of Attorney (included on Signature Page)

*	Filed herewith.
**	To be filed by amendment.
(A)	Previously filed on October 31, 2005 as an exhibit to the Registrant’s Registration Statement on Form S-4 (Reg. No. 333-129343).
(B)	Previously filed on January 18, 2006 as an exhibit to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-4 (Reg. No. 333-129343).
(C)	Previously filed on April 17, 2006 as an exhibit to the Registrant’s Amendment No. 3 to the Registration Statement on Form S-4 (Reg. No. 333-129343).